   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1997

                                                      REGISTRATION NO. 333-17657
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 5 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        BIOSITE DIAGNOSTICS INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                  3826                                 33-0288606
      (STATE OR OTHER JURISDICTION            (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                              11030 ROSELLE STREET
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 455-4808
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              KIM D. BLICKENSTAFF
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        BIOSITE DIAGNOSTICS INCORPORATED
                              11030 ROSELLE STREET
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 455-4808
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
             INCLUDING AREA CODE, OF AGENT FOR SERVICE OF PROCESS)

                            ------------------------

                                   COPIES TO:

          THOMAS E. SPARKS, JR., ESQ.                       ALAN C. MENDELSON, ESQ.
             JOHN L. DONAHUE, ESQ.                           D. BRADLEY PECK, ESQ.
             GEORGE A. GUCKER, ESQ.                          NANCY E. DENYES, ESQ.
         PILLSBURY MADISON & SUTRO LLP                         COOLEY GODWARD LLP
                 P.O. BOX 7880                          4365 EXECUTIVE DRIVE, SUITE 1100
          SAN FRANCISCO, CA 94120-7880                      SAN DIEGO, CA 92121-2128

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     [ ] If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     [ ] If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Dated February 10, 1997

                                2,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------

     All of the 2,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by Biosite Diagnostics Incorporated ("Biosite" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "BSTE."
                            ------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

                                                           Underwriting
                                        Price to           Discounts and          Proceeds to
                                         Public           Commissions(1)          Company(2)
-------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
Total (3).........................           $                   $                    $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated to be $700,000.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 300,000 additional shares at the Price to Public less Underwriting Discounts and Commissions to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."
                            ------------------------

     The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for the shares will be made at the offices of Cowen &
Company, New York, New York on or about                , 1997.
                            ------------------------

  COWEN & COMPANY                                          ALEX. BROWN & SONS
                                                              INCORPORATED

            , 1997

LOGO

IMMEDIATE RESPONSE DIAGNOSTICS(TM)

                                            TRIAGE(R) PANEL
                                            FOR DRUGS OF ABUSE
                                            EMERGENCY ROOM SCREENING

                                            TRIAGE(R) PLUS TCA
TRIAGE(R)                                   EMERGENCY ROOM SCREENING
PANEL FOR                                   TRIAGE(R) INTERVENTION
DRUGS OF ABUSE                              WORKPLACE SCREENING

                                            MERCK TRIAGE(R)
                                            INTERNATIONAL MARKETS

   [PHOTOGRAPHS SHOWING TRIAGE DOA TEST DEVICE AND VARIOUS TRIAGE DOA PRODUCT
                                CONFIGURATIONS]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Biosite(R) and Triage(R) are registered trademarks of the Company. Immediate Response Diagnostics(TM), ExpressTest(SM), Triage CareLink(TM) and the Company's logo are servicemarks or trademarks of the Company. This Prospectus also includes trade names and trademarks of companies other than Biosite.

IMMEDIATE RESPONSE DIAGNOSTICS(TM)                              BIOSITE'S TRIAGE
                                               PANELS AND TRIAGE CARELINK SYSTEM
                                                              PRODUCT ATTRIBUTES

TRIAGE(R)
PANEL FOR DRUGS OF ABUSE
IS USED IN A VARIETY OF
SETTINGS FOR RAPID DRUG SCREENING

                                                                   RAPID RESULTS

                                                                     EASE OF USE

                                                        HIGH ANALYTICAL ACCURACY

                                                      MULTIPLE ANALYTE DETECTION

                                                                     RELIABILITY

                                                              COST EFFECTIVENESS

     [PHOTOGRAPHS OF CERTAIN SETTINGS IN WHICH TRIAGE DOA IS USED (HOSPITAL
            LABORATORIES, EMERGENCY ROOMS AND WORKPLACE SCREENING)]

PRODUCTS UNDER DEVELOPMENT

TRIAGE(R) PANELS

                                TRIAGE(R) O & P
                              (PARASITE SCREENING)
                                TRIAGE(R) C.DIFF
                              (PATHOGEN DETECTION)
                               TRIAGE(R) ENTERIC
                              (PATHOGEN SCREENING)

TRIAGE(R) CARELINK SYSTEM

                               TRIAGE(R) CARDIAC
                               (ACUTE MYOCARDIAL
                             INFARCTION DETECTION)
                              TRIAGE(R) TRANSPLANT
                           (CYCLOSPORINE MONITORING)

         [PHOTOGRAPHS SHOWING THE COMPANY'S PRODUCTS UNDER DEVELOPMENT]

     THE COMPANY'S PRODUCTS IN DEVELOPMENT ARE IN VARIOUS STAGES OF RESEARCH OR DEVELOPMENT AND HAVE NOT BEEN APPROVED BY THE UNITED STATES FOOD AND DRUG ADMINISTRATION FOR COMMERCIAL SALE. THERE CAN BE NO ASSURANCE THAT THE COMPANY'S PRODUCTS IN DEVELOPMENT WILL BE SUCCESSFULLY DEVELOPED OR APPROVED BY REGULATORY AUTHORITIES FOR COMMERCIAL SALE.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes appearing elsewhere in this Prospectus. Except as set forth in the financial statements and notes thereto or otherwise as specified herein, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects the conversion of all outstanding shares of Preferred Stock of the Company into shares of Common Stock upon the closing of this offering and (iii) includes 92,222 shares which will be issued upon conversion of a $1.0 million debenture into shares of Common Stock upon the closing of this offering, assuming an initial public offering price of $12.00 per share and accrued interest on the debenture through January 31, 1997. See "Description of Capital Stock," "Underwriting" and Notes 1, 6 and 7 of Notes to Financial Statements.

                                  THE COMPANY

     Biosite Diagnostics Incorporated ("Biosite" or the "Company") develops, manufactures and markets rapid, accurate and cost-effective diagnostic products that improve the quality of patient care and simplify the practice of laboratory medicine. The Company believes that its Immediate Response Diagnostics can have an important impact on medical decisions, patient care and the cost of medical treatment. The Company's first product, Triage Panel for Drugs of Abuse ("Triage DOA"), a small self-contained test capable of detecting a broad spectrum of commonly overdosed prescription and illicit drugs in approximately 10 minutes, is used by over 2,600 hospitals and emergency departments. Since its introduction in 1992, over 4.2 million Triage DOA panels have been sold worldwide for use in hospital emergency department screening and workplace testing. The Company is developing several additional products for applications where the Company believes its Immediate Response Diagnostics can play an important role in improving patient care. Products under development include tests that are intended to aid in the diagnosis of heart attacks, the dosing of certain therapeutic drugs, the management of certain chronic diseases and the detection of certain bacterial and parasitic infections.

     In 1995, the worldwide market for immunoassay tests exceeded $5.1 billion. Although early manual immunoassay tests provided high levels of sensitivity for analyte detection, these tests suffered from short shelf lives, long reaction times, a need for radioactive labels and inconsistent results. In response to these limitations, automated immunoassay analyzers have been developed to simplify the performance of antibody-based tests. However, these machines are large and complex, have lengthy turnaround times and require high volumes of sample throughput to justify the significant investment in equipment and technical staff.

     In recent years, there has been a continuing shift from the use of such analyzers to more technologically advanced point-of-care tests that can be performed in a matter of minutes. Although certain simple single analyte diagnostic tests have been developed, such tests have remained incapable of precise, multi-analyte detection or highly sensitive quantitative measurements. As a result, medical tests that require multiple analytes or precise quantitation of the target analyte have remained the domain of immunoassay analyzers. The Company believes that there is significant market potential for advanced point-of-care diagnostic products that provide quick and accurate diagnosis during a patient visit, shortening the decision time to medical intervention and minimizing the need for additional patient follow-up, thereby reducing overall health care delivery costs.

     Biosite's Immediate Response Diagnostics technology is based on proprietary advances in several core scientific and engineering disciplines, including antibody development and engineering, analyte cloning and synthesis, signaling chemistry and micro capillary fluidics, which make possible the development and manufacture of rapid, accurate and cost-effective point-of-care diagnostics. The Company has utilized its core technologies to develop two distinct product platforms: the Triage Panel for qualitative visual readings and the Triage CareLink System for quantitative measurements. The Company's products are designed to measure either a single analyte or multiple analytes simultaneously and to allow for the qualitative or quantitative analysis of various samples, including urine, serum, plasma, whole blood and stool. Both of the Company's product platforms are designed to provide rapid results, ease of use, high analytical accuracy and the capability of performing multiple analyses in a reliable and cost-effective testing device.

     Triage DOA, based on the Company's Triage Panel platform, is a qualitative, single sample urine screen that identifies eight commonly abused prescription and illicit drugs or drug classes and provides results in approximately 10 minutes. Emergency physicians have estimated that drug abuse is implicated in 5% to 10% of the emergency department visits in the United States each year. The Company believes that it is a leading provider of immunoassays for drug screening in hospitals. In 1995, sales of Triage DOA product lines exceeded $25.1 million. The Company has additional Triage Panel products under development for the qualitative detection of bacterial and parasitic infections.

     The Triage CareLink System under development is designed to provide rapid, quantitative results for immunoassay tests. The Triage CareLink System consists of two parts: a small single-use test cartridge and a proprietary portable fluorescent meter designed to read the sample at the point-of-care. The Company currently is developing two applications using this technology: Triage Cardiac, to quantify a panel of cardiac markers implicated in acute myocardial infarction ("AMI"), and Triage Transplant, to monitor the concentration of cyclosporine, an immunosuppressant drug prescribed for organ transplant recipients to prevent organ rejection.

     The Company has entered into several strategic arrangements with major pharmaceutical and diagnostic companies, including Novartis Pharma Inc. ("Novartis," formerly Sandoz Pharma Ltd.) for the development of Triage Transplant; LRE Relais + Electronik GmbH ("LRE") for the development of the fluorescent meter used in the Triage CareLink System; and Merck KGaA ("Merck") and ARKRAY KDK Corporation, formerly known as Kyoto Dai-ichi Kagaku Co., Ltd. ("KDK"), for the development of Triage Cardiac. The products covered by such arrangements are currently under development and have not generated any revenue for the Company. In addition, the Company uses the Curtin Matheson Scientific division of Fisher Scientific Company ("CMS"), to distribute Triage DOA to U.S. hospital-based laboratories and emergency departments and has built a small direct sales force to address the workplace testing segment of the market for Triage DOA. Merck is the exclusive distributor of Triage DOA in certain countries in Europe, Latin America, the Middle East, Asia and Africa.

     The Company was incorporated in Delaware in 1988. The Company's executive offices are located at 11030 Roselle Street, San Diego, California 92121, and its telephone number is (619) 455-4808.

                                  THE OFFERING

Common Stock offered by the Company..........  2,000,000 shares
Common Stock to be outstanding after the
  offering...................................  11,894,642 shares(1)
Use of proceeds..............................  For expansion of sales and marketing activities, research and development,
                                               expansion and development of manufacturing
                                               capabilities, working capital and general
                                               corporate purposes.
Proposed Nasdaq symbol.......................  BSTE

---------------
(1) Excludes 1,280,180 shares reserved for issuance upon exercise of stock options outstanding at December 31, 1996. See "Capitalization," "Management -- Executive Compensation" and Note 7 of Notes to Financial Statements.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                NINE MONTHS
                                                      YEAR ENDED DECEMBER 31,               ENDED SEPTEMBER 30,
                                          -----------------------------------------------   -------------------
                                           1991      1992      1993      1994      1995      1995        1996
                                          -------   -------   -------   -------   -------   -------     -------
STATEMENT OF INCOME DATA:
Net sales...............................  $    --   $ 2,920   $ 9,866   $16,320   $25,147   $18,236     $20,225
Cost of sales...........................       --     1,612     3,268     4,416     5,649     3,781       4,318
                                          -------   -------   -------   -------   -------   -------     -------
Gross profit............................       --     1,308     6,598    11,904    19,498    14,455      15,907
Research and development................    2,793     2,593     2,796     3,836     6,553     4,602       6,515
Selling, general and administrative.....    1,771     3,622     4,841     5,960     7,134     5,203       6,116
Settlement of patent matters............       --        --        --       338     1,217       743       2,368
                                          -------   -------   -------   -------   -------   -------     -------
Total operating expenses................    4,564     6,215     7,637    10,134    14,904    10,548      14,999
Income (loss) from operations...........   (4,564)   (4,907)   (1,039)    1,770     4,594     3,907         908
Interest and other income, net..........      260       630       613       649     1,647     1,253       1,441
                                          -------   -------   -------   -------   -------   -------     -------
Income (loss) before benefit (provision)
  for income taxes......................   (4,304)   (4,277)     (426)    2,419     6,241     5,160       2,349
Benefit (provision) for income taxes....       --        --        --       (63)    1,667      (132)        264
                                          -------   -------   -------   -------   -------   -------     -------
Net income (loss).......................  $(4,304)  $(4,277)  $  (426)  $ 2,356   $ 7,908   $ 5,028     $ 2,613
                                          =======   =======   =======   =======   =======   =======     =======
Net income (loss) per share.............  $ (0.61)  $ (0.49)  $ (0.04)  $  0.22   $  0.74   $  0.47     $  0.24
                                          =======   =======   =======   =======   =======   =======     =======
Common and common equivalent shares used
  in computing per share amounts(1).....    7,058     8,754    10,098    10,553    10,766    10,721      10,832

                                                                                     SEPTEMBER 30, 1996
                                                                                 --------------------------
                                                                                 ACTUAL      AS ADJUSTED(2)
                                                                                 -------     --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments..............................  $10,169        $ 31,789
Working capital................................................................   13,967          35,667
Total assets...................................................................   28,968          50,588
Notes payable and capital lease obligations, less current portion..............    3,234           2,234
Stockholders' equity...........................................................   21,181          43,881

---------------
(1) Computed on the basis described in Note 1 of Notes to Financial Statements.

(2) Adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

     The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should consider carefully the following risk factors in addition to the other information presented in this Prospectus.

DEPENDENCE ON DEVELOPMENT AND INTRODUCTION OF NEW PRODUCTS FOR REVENUE GROWTH AND PROFITABILITY

     Except for Triage DOA, all of the Company's products are still under development, and there can be no assurance that such products will be successfully developed or commercialized on a timely basis, if at all. The Company believes that its revenue growth and profitability will substantially depend upon its ability to complete development of and successfully introduce these new products. In addition, the successful development of some of these new products will depend on the development of new technologies, including the Triage CareLink System's fluorescent meter and assay devices. The Company will be required to undertake time-consuming and costly development activities and seek regulatory approval for these new products. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products, that regulatory clearance or approval of any new products will be granted by the U.S. Food and Drug Administration ("FDA") or foreign regulatory authorities on a timely basis, if at all, or that the new products will be successfully commercialized. The Company has limited resources to devote to the development of all its products and consequently a delay in the development of one product may delay the development of other products. In order to successfully commercialize any new products, the Company will be required to establish and maintain reliable, cost-efficient, high-volume manufacturing capacity for such products. If the Company is unable, for technological or other reasons, to complete the development, introduction or scale-up of manufacturing of any new product or if any new product is not approved for marketing or does not achieve a significant level of market acceptance, the Company's business, financial condition and results of operations would be materially and adversely affected. See "Business -- Products and Products Under Development," "-- Manufacturing" and "-- Government Regulation."

LIMITED HISTORY OF PROFITABILITY; POTENTIAL QUARTERLY FLUCTUATIONS IN FUTURE OPERATING RESULTS

     The Company first achieved profitability in fiscal 1994 and prior to that time incurred significant operating losses. There can be no assurance that the Company will remain profitable on a quarterly or annual basis in the future. The Company believes that future operating results will be subject to quarterly fluctuations due to a variety of factors, including whether and when new products are successfully developed and introduced by the Company, market acceptance of current or new products, regulatory delays, product recalls, manufacturing delays, shipment problems, seasonal customer demand, the timing of significant orders, changes in reimbursement policies, competitive pressures on average selling prices, changes in the mix of products sold and patent conflicts. Operating results would also be adversely affected by a downturn in the market for the Company's current and future products, if any, order cancelations or order rescheduling. Because the Company is continuing to increase its operating expenses for personnel and new product development, the Company's operating results would be adversely affected if its sales did not correspondingly increase or if its product development efforts are unsuccessful or subject to delays. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEAR-TERM DEPENDENCE OF THE COMPANY ON TRIAGE DOA

     Sales of Triage DOA have to date accounted for all of the Company's sales. The Company expects its revenue and profitability will substantially depend on the sale of Triage DOA for the foreseeable future. A reduction in demand for Triage DOA would have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that growth in sales of Triage DOA will slow as the available U.S. market becomes saturated. Competitive pressures could also erode the Company's profit margins for Triage DOA. The Company's continued growth will depend on its ability to successfully develop and commercialize other products and to gain additional acceptance of Triage DOA. There can be no assurance that the Company will be able to successfully develop and commercialize new products or that the Company will be able to maintain or expand its share of the drug testing market. Technological change or the development of new or improved diagnostic technologies could result in the Company's products becoming obsolete or noncompetitive. See "Business -- Products and Products Under Development."

DEPENDENCE ON KEY DISTRIBUTORS; LIMITED DIRECT SALES EXPERIENCE

     The Company relies upon distributors and its own sales force to distribute Triage DOA and may rely upon distributors to distribute products under development. Triage DOA is currently marketed pursuant to exclusive distribution agreements in the U.S. medical market by CMS (which accounted for 80% of product sales in the first nine months of 1996) and in certain countries in Europe, Latin America, the Middle East, Asia and Africa by Merck. The loss or termination of either of these distributors could have a material adverse effect on the Company's sales unless suitable alternatives can be arranged. The CMS distribution agreement has minimum quarterly sales milestones which, if the milestones are not met allows the Company to terminate the agreement, obligates CMS to pay Biosite a portion of a penalty CMS incurred in 1996 and allows the Company to appoint a new distributor or to sell Triage DOA directly in the U.S. medical market.

     If any of the Company's distribution or marketing agreements are terminated and the Company is unable to enter into replacement agreements or if the Company elects to distribute new products directly, the Company would have to invest in additional sales and marketing resources, including additional field sales personnel, which would significantly increase future sales and marketing expenses. The Company currently has limited experience in direct sales, marketing and distribution of its products. There can be no assurance that the Company's direct sales, marketing and distribution efforts would be successful or that revenue from such efforts would exceed expenses. Further, there can be no assurance that Biosite would be able to enter into new distribution or marketing agreements on satisfactory terms, if at all.

     Biosite currently has an agreement with Merck regarding distribution of Triage Cardiac in certain countries in Europe and Latin America and in South Africa. As part of its decision to refocus away from certain aspects of the human diagnostics business, Merck has informed the Company that Merck is considering assigning its rights concerning the marketing of Triage Cardiac either to a third party or back to the Company. There can be no assurance that a suitable third party will be found or if the rights are returned to the Company, that the Company can make successful alternative distribution arrangements. The Company anticipates that it may enter into additional distribution agreements with respect to its products currently under development and products that it develops in the future, if any of such products receive the requisite regulatory clearance or approvals. There can be no assurance that the Company will be able to enter into such agreements on acceptable terms, if at all, or if the Company elects to distribute new products directly that the Company's direct sales, marketing and distribution efforts would be successful. See
"Business -- Strategic and Distribution Arrangements."

DEPENDENCE ON OTHERS FOR THE DEVELOPMENT OF NEW PRODUCTS

     Biosite's strategy for the research, development, commercialization and distribution of certain of its products entails entering into various arrangements with corporate partners, licensors, licensees and others, and is dependent upon the success of these parties in performing their responsibilities. There can be no assurance that such parties will perform their obligations as expected or that any revenue will be derived from such arrangements.

     Biosite has entered into agreements with, among others, Merck, Novartis and KDK for the development and marketing of products. The agreements are subject to certain rights of termination, and there can be no assurance that any such agreement will not be terminated. There also can be no assurance that the Company's collaborators will abide by their contractual obligations or will not discontinue or sell their current lines of business. There also can be no assurance that any of the research for which the Company receives or provides funding will lead to the development of products. The Company intends to enter into additional development and marketing agreements. However, there can be no assurance that the Company will be able to enter into such agreements on acceptable terms, if at all.

     The Company is developing with LRE a hand-held point-of-care fluorescent meter for use in Triage CareLink System products. The meter will be programmed to run a specific test through the use of changeable proprietary software which is also under development by LRE. There can be no assurance that LRE will develop the hardware or software on schedule, if at all, or that new software will be developed to permit the meter to be used for another Triage CareLink System product. See "Business -- Strategic and Distribution Arrangements."

INTENSELY COMPETITIVE INDUSTRY; RAPID TECHNOLOGICAL CHANGE

     The market in which the Company competes is intensely competitive. Biosite's competitors include health care companies that manufacture laboratory-based tests and analyzers, as well as clinical and hospital-based laboratories. Currently, the majority of diagnostic tests used by physicians and other health care providers are performed by independent clinical and hospital-based laboratories. The Company expects that these laboratories will compete vigorously to maintain their dominance of the testing market. In order to achieve market acceptance for its products, the Company will be required to demonstrate that its products are an attractive alternative to testing performed by clinical and hospital-based laboratories. This will require physicians to change their established means of having such tests performed. There can be no assurance that the Company's products will be able to compete with the testing services provided by these laboratories. In addition, companies with a significant presence in the diagnostic market, such as Abbott Laboratories, Boehringer Mannheim GmbH ("Boehringer Mannheim"), Chiron Diagnostics, Clinical Diagnostic Systems, a division of Johnson & Johnson, DADE International, and Roche Biosciences, Inc., have developed or are developing diagnostic products that do or will compete with the Company's products. These competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than the Company. Moreover, such competitors offer broader product lines and have greater name recognition than the Company, and offer discounts as a competitive tactic. In addition, several smaller companies are currently making or developing products that compete with or will compete with those of the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than the Company's current or future products, or that would render the Company's technologies and products obsolete. Moreover, there can be no assurance that the Company will have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. In addition, there can be no assurance that competitors, many of which have made substantial investments in competing technologies that may be more effective than the Company's technologies, will not prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets. See "Business -- Technology," " -- Products and Products Under Development" and "-- Competition."

UNCERTAINTY OF PATENT AND PROPRIETARY TECHNOLOGY PROTECTION; POTENTIAL INABILITY TO LICENSE TECHNOLOGY FROM THIRD PARTIES

     The Company's ability to compete effectively will depend in part on its ability to develop and maintain proprietary aspects of its technology, and to operate without infringing the proprietary rights of others or to obtain rights to such proprietary rights. Biosite has U.S. and foreign issued patents and is currently prosecuting patent applications in the United States and with certain foreign patent offices. There can be no assurance that any of the Company's pending patent applications will result in the issuance of any patents, that the Company's patent applications will have priority over others' applications, or that, if issued, any of the Company's patents will offer protection against competitors with similar technologies. There can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented in the future or that the rights created thereunder will provide a competitive advantage.

     Litigation may be necessary to enforce any patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. In March 1996, the Company settled a potential patent infringement claim by obtaining a license to the contested patent in return for a one-time payment of $2.2 million. In September 1996, the Company settled a patent infringement lawsuit filed by Abbott Laboratories and obtained a license to the contested patent in return for the payment of $5.5 million and the agreement to pay certain royalties. There can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or interference proceedings conducted in the U.S. Patent and Trademark Office ("USPTO") to determine the priority of inventions.


     The Company recently received a letter from Becton Dickinson and Company ("B-D"), a major manufacturer of medical supplies, devices and diagnostic systems, offering to license a U.S. patent held by B-D to the Company. B-D did not propose any license terms in its letter. The Company has reviewed such patent and believes that it has defenses to any infringement claim under such patent. In addition, Biosite recently received a letter from Spectral Diagnostics Incorporated ("Spectral"), a manufacturer of rapid-format cardiac-diagnostic panels, informing the Company that Spectral holds a U.S. patent covering a kit for diagnosing and distinguishing chest pain and that it recently received a notice of allowance from the USPTO with respect to a second patent application. This letter states that Spectral has not yet determined its position with respect to the licensing of its technology. The Company is currently reviewing the issued patent cited in this letter and the materials provided by Spectral with respect to the allowed patent application and is evaluating their potential impact on Triage Cardiac. There can be no assurance that B-D or Spectral will not initiate litigation alleging that Triage DOA or Triage Cardiac, respectively, infringe claims under such manufacturer's patents. Such litigation, if initiated, could seek to recover damages as a result of any sales of such products and to enjoin further such sales. The outcome of litigation is inherently uncertain and there can be no assurance that a court would not find such claims valid and that the Company had no successful defense to such claims. An adverse outcome in litigation or the failure to obtain a necessary license could subject the Company to significant liability and could prevent Biosite from selling Triage DOA or Triage Cardiac which could have a material adverse effect on the Company's business, financial condition and results of operations.


     The defense and prosecution of intellectual property suits, USPTO interference proceedings, and related legal and administrative proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties. Further, either as the result of such litigation or proceedings or otherwise, the Company may be required to seek licenses from third parties which may not be available on commercially reasonable terms, if at all.

     Triage DOA and products under development may incorporate technologies that are the subject of patents issued to, and patent applications filed by, others. The Company has obtained licenses for certain technologies. However, there can be no assurance that the Company will be able to obtain licenses for technology patented by others on commercially reasonable terms, if at all, that it will be able to develop alternative approaches if unable to obtain licenses or that the Company's current and future licenses will be adequate for the operation of Biosite's business. The failure to obtain necessary licenses or to identify and implement alternative approaches would prevent the Company from commercializing certain of its products under development and would have a material adverse effect on the Company's business, financial condition and results of operations.

     Biosite is aware of a U.S. patent owned by Celltech Limited ("Celltech") relating to the manufacture of antibodies, such as those developed or being developed by Biosite for several products, including Triage Cardiac. Biosite is also aware that this patent is the subject of an interference proceeding in the USPTO which was initiated in February 1991 with a patent application filed by Genentech, Inc. ("Genentech"). In June 1996, the European Patent Office ("EPO") invalidated, following an opposition, certain claims under

Celltech's corresponding EPO-granted patent which may be relevant to Biosite's products and products under development. Celltech has indicated that it will appeal such decision. If Celltech does appeal, such claims can be reinstated, at least until a final decision is rendered. If it is determined that aspects of the manufacturing of Biosite's antibodies are covered by patent claims stemming from the interference or if Celltech were to have such claims upheld on appeal, or if patent infringement litigation is brought against the Company by either Celltech or Genentech Biosite may be required to obtain a license under such patents and corresponding patents in other countries. There can be no assurance that a license would be made available to Biosite on commercially reasonable terms, if at all. If such license is required and not obtained the Company might be prevented from using certain of its manufacturing technologies. The Company's failure to obtain any required licenses could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company also relies upon trade secrets, technical know-how and continuing invention to develop and maintain its competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, that the Company can meaningfully protect its trade secrets, or that the Company will be capable of protecting its rights to its trade secrets.


     Others may have filed and in the future are likely to file patent applications that are similar or identical to those of the Company. To determine the priority of inventions, the Company may have to participate in interference proceedings declared by the USPTO that could result in substantial cost to the Company. No assurance can be given that any patent application of another will not have priority over patent applications filed by the Company.

     The commercial success of the Company also depends in part on the Company neither infringing patents or proprietary rights of third parties nor breaching any licenses that may relate to the Company's technologies and products. The Company is aware of several third-party patents that may relate to the Company's technology. There can be no assurance that the Company does not or will not infringe these patents, or other patents or proprietary rights of third parties. In addition, the Company has received and may in the future receive notices claiming infringement from third parties as well as invitations to take licenses under third party patents. Any legal action against the Company or its collaborative partners claiming damages and seeking to enjoin commercial activities relating to the Company's products and processes affected by third party rights, in addition to subjecting the Company to potential liability for damages may require the Company or its collaborative partner to obtain a license in order to continue to manufacture or market the affected products and processes. There can be no assurance that the Company or its collaborative partners would prevail in any such action or that any license (including licenses proposed by third parties) required under any such patent would be made available on commercially acceptable terms, if at all. There are a significant number of U.S. and foreign patents and patent applications in the Company's areas of interest, and the Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's managerial and financial resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Proprietary Technology and Patents."


GOVERNMENT REGULATION; NO ASSURANCE OF OBTAINING REGULATORY APPROVALS


     The testing, manufacture and sale of the Company's products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. The Company will not be able to commence marketing or commercial sales in the United States of new products under development until it receives clearance or approval from the FDA, which can be a lengthy, expensive and uncertain process. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA also has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

     Any devices manufactured or distributed by the Company pursuant to FDA clearance or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. Before a new device can be introduced in the market, the manufacturer must generally obtain FDA clearance of a 510(k) notification or FDA approval of a pre-market approval ("PMA") application. The PMA approval process is more expensive, uncertain and lengthy than the 510(k) clearance process. The Company is uncertain of the regulatory path to market that the FDA will ultimately apply to the Company's products currently in development. Although Triage DOA received 510(k) clearance, a PMA may be required for Triage Cardiac and Triage Transplant products now in development. There can be no assurance that with respect to any of the Company's products in development, the FDA will not determine that the Company must adhere to the more costly, lengthy and uncertain PMA approval process. Modifications to a device that is the subject of an approved PMA application, its labeling or manufacturing process may require approval by the FDA of a PMA supplement or a new PMA application. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions.

     There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances for its products on a timely basis, if at all, and delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

     Before the manufacturer of a device can submit the device for FDA clearance or approval, it generally must conduct a clinical investigation of the device. Although clinical investigations of most devices are subject to the investigational device exemption ("IDE") requirements, clinical investigations of in vitro diagnostic ("IVD") tests, such as all of the Company's products and products under development, are exempt from the IDE requirements, including the need to obtain the FDA's prior approval, provided the testing is noninvasive, does not require an invasive sampling procedure that presents a significant risk, does not intentionally introduce energy into the subject, and is not used as a diagnostic procedure without confirmation by another medically established test or procedure. In addition, the IVD must be labeled for research use only ("RUO") or investigational use only ("IUO"), and distribution controls must be established to assure that IVDs distributed for research or clinical investigation are used only for those purposes.

     The Company intends to conduct clinical investigations of its products under development, which will entail distributing them in the United States on an IUO basis. There can be no assurance that the FDA would agree that the Company's IUO distribution of its IVD products under development will meet the requirements for IDE exemption. Furthermore, failure by the Company or the recipients of its products under development to maintain compliance with the IDE exemption requirements could result in enforcement action by the FDA, including, among other things, the loss of the IDE exemption or the imposition of other restrictions on the Company's distribution of its products under development, which would adversely affect the Company's ability to conduct the clinical investigations necessary to support marketing clearance or approval.

     Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed current Good Manufacturing Practices ("cGMP") requirements, which include testing, control and documentation requirements. Manufacturers must also comply with Medical Device Reporting ("MDR") requirements that a manufacturer report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and would be likely to cause or contribute to a death or serious injury upon recurrence. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

     The Company is subject to routine inspection by the FDA and certain state agencies for compliance with cGMP requirements, MDR requirements and other applicable regulations. The FDA has recently finalized changes to the cGMP requirements, including the addition of design controls, that will likely increase the cost of compliance. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that such laws and regulations will not have a material adverse effect upon the Company's business, financial condition and results of operation.

     The use of Biosite's products is also affected by the Clinical Laboratory Improvement Amendments of 1988 ("CLIA") and related federal and state regulations which provide for regulation of laboratory testing. The scope of these regulations includes quality control, proficiency testing, personnel standards and federal inspections. CLIA categorizes tests as "waived," "moderately complex" or "highly complex," on the basis of specific criteria. There can be no assurance that any future amendment of CLIA or the promulgation of additional regulations impacting laboratory testing would not have a material adverse effect on the Company's ability to market its products or on its business, financial condition and results of operations.

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS, PRINCIPAL STOCKHOLDERS AND AFFILIATED ENTITIES

     The Company's directors, executive officers, principal stockholders and entities affiliated with them will, in the aggregate, beneficially own approximately 62.9% of the Company's outstanding Common Stock following the completion of this offering. These stockholders, if acting together, would be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. See "Principal Stockholders."

DEPENDENCE ON SOLE-SOURCE SUPPLIERS

     Certain key components and raw materials used in the manufacture of Triage DOA are currently provided by single-source vendors. Although the Company believes that alternative sources for such components and raw materials are available, any supply interruption in a sole-sourced component of raw material would have a material adverse effect on the Company's ability to manufacture Triage DOA until a new source of supply is qualified and, as a result, would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an uncorrected impurity or supplier's variation in a raw material, either unknown to the Company or incompatible with the Company's Triage DOA manufacturing process, could have a material adverse effect on the Company's ability to manufacture products. The Company currently has under development products other than Triage DOA which, if developed, may require that the Company enter into additional supplier arrangements. There can be no assurance that the Company will be able to enter into additional supplier arrangements on commercially reasonable terms, if at all. Failure to obtain a supplier for the manufacture of its future products, if any, would have a material adverse effect on the Company's business, financial condition and results of operations.

     If successfully developed, the Company expects to rely upon LRE for production of the fluorescent meter to be used in connection with its Triage CareLink System platform of products currently under development. The Company's dependence upon LRE for the manufacture of such a meter may adversely affect the Company's profit margins, its ability to develop and manufacture products on a timely and competitive basis, the timing of market introductions and subsequent sales of products incorporating the LRE meter. See "Business -- Strategic and Distribution Arrangements."

LIMITED MANUFACTURING EXPERIENCE; POTENTIAL INABILITY TO SCALE-UP MANUFACTURING

     To be successful, the Company must manufacture its current and future products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. The Company has limited experience manufacturing products other than Triage DOA. To achieve the level of production necessary for commercialization of Biosite's products under development, the Company will need to scale-up current manufacturing capabilities. Significant additional work will be required for the scaling-up of each potential Biosite product prior to commercialization, and there can be no assurance that such work can be completed successfully. In addition, although the Company expects that certain of its products under development will share certain production attributes with Triage DOA, production of such products may require the development of new manufacturing technologies and expertise. There can be no assurance that such products can be manufactured by the Company or any other party at a cost or in quantities to make such products commercially viable. If the Company is unable to develop or contract for manufacturing capabilities on acceptable terms for its products under development, the Company's ability to conduct preclinical and clinical testing will be adversely affected, resulting in the delay of submission of products for regulatory clearance or approval and initiation of new development programs, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

     The Company anticipates making significant expenditures to develop high volume manufacturing capabilities required for each of its products currently under development, if such products are successfully developed. There can be no assurance that manufacturing and quality control problems will not arise as the Company attempts to scale-up its manufacturing or that such scale-up can be achieved in a timely manner or at a commercially reasonable cost, if at all.

     The Company's manufacturing facilities and those of its contract manufacturers are or will be subject to periodic regulatory inspections by the FDA and other federal and state regulatory agencies and such facilities are subject to cGMP requirements of the FDA. There can be no assurance that the Company or its contractors will satisfy such regulatory requirements, and any failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY RELATING TO THIRD PARTY REIMBURSEMENT AND POTENTIAL COST CONSTRAINTS

     In the United States, health care providers that purchase Triage DOA and other diagnostic products, such as hospitals and physicians, generally rely on third party payors, principally private health insurance plans, federal Medicare and state Medicaid, to reimburse all or part of the cost of the procedure. Such third party payors can affect the pricing or the relative attractiveness of the Company's products by regulating the maximum amount of reimbursement provided by such payors for testing services. In addition, the tests performed by public health departments, corporate wellness programs and other large volume users in the drug screening market are generally not subject to reimbursement. Further, certain health care providers are moving towards a managed care system in which such providers contract to provide comprehensive health care for a fixed cost per patient. The Company is unable to predict what changes will be made in the reimbursement methods utilized by third party payors. The Company could be adversely affected by changes in reimbursement policies of governmental or private health care payors, particularly to the extent any such changes affect reimbursement for procedures in which the Company's products are used. Third party payors are increasingly scrutinizing and challenging the prices charged for medical products and services. Decreases in reimbursement amounts for tests performed using the Company's products may decrease amounts physicians and other practitioners are able to charge patients, which in turn may adversely affect the Company's ability to sell its products on a profitable basis. Failure by physicians and other users to obtain reimbursement from third party payors, or changes in government and private third party payors' policies toward reimbursement of tests utilizing the Company's products could have a material adverse effect on the Company's business, financial condition or results of operation. Given the efforts to control and reduce health care costs in the United States in recent years, there can be no assurance that currently available levels of reimbursement will continue to be available in the future for the Company's existing products or products under development.

     In addition, market acceptance of the Company's products in international markets is dependent, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance.

     The Company believes that the overall escalating cost of medical products and services has led to and will continue to lead to increased pressures on the health care industry, both foreign and domestic, to reduce the cost of products and services, including products offered by the Company. There can be no assurance that third party reimbursement and coverage will be available or adequate in either U.S. or foreign markets, that current reimbursement amounts will not be decreased in the future or that future legislation, regulation or reimbursement policies of third party payors will not otherwise adversely affect the demand for the Company's products or its ability to sell its products on a profitable basis.

POSSIBLE FUTURE CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FUNDING

     While the Company believes that its available cash, cash from operations and funds from existing credit arrangements, together with the proceeds of this offering, will be sufficient to satisfy its funding needs for at least the next 24 months, there can be no assurance the Company will not require additional capital. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company's products under development are successfully developed and gain market acceptance, the timing of regulatory actions regarding the Company's potential products, the costs and timing of expansion of sales, marketing and manufacturing activities, procurement and enforcement of patents important to the Company's business, results of clinical investigations and competition. There can be no assurance that such additional capital, if needed, will be available on terms acceptable to the Company, if at all. Certain funding arrangements may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. The failure by the Company to raise capital on acceptable terms when needed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

POTENTIAL INABILITY TO MANAGE GROWTH; DEPENDENCE ON KEY PERSONNEL

     The Company anticipates increased growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations as new products are developed and commercialized. This growth will result in an increase in responsibilities for both existing and new management personnel. The Company's ability to manage growth effectively will require it to continue to implement and improve its operational, financial and management information systems and to train, motivate and manage its employees. There can be no assurance that the Company will be able to manage its expansion, and a failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's future success depends in part on the continued service of its key technical, sales, marketing and executive personnel, and its ability to identify and hire additional qualified personnel. Competition for such personnel is intense and there can be no assurance that the Company can retain existing personnel or identify or hire additional personnel.

PRODUCT LIABILITY EXPOSURE; INADEQUACY OR UNAVAILABILITY OF INSURANCE COVERAGE

     The testing, manufacturing and marketing of medical diagnostic devices such as Triage DOA, as well as the Company's products currently under development, entail an inherent risk of product liability claims. To date, the Company has not experienced any material product liability claims, but any such claims arising in the future could have a material adverse effect on the Company's business, financial condition and results of operations. Potential product liability claims may exceed the amount of the Company's insurance coverage or may be excluded from coverage under the terms of the policy. There can be no assurance that the Company's existing insurance can be renewed at a cost and level of coverage comparable to that presently in effect, if at all. In the event that the Company is held liable for a claim against which it is not indemnified or for damages exceeding the limits of its insurance coverage, such claim could have a material adverse effect on the Company's business, financial condition and result of operations.

LACK OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering.

The initial public offering price will be determined through negotiations between the Company and the Underwriters. See "Underwriting." In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly held medical device companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products by the Company or its competitors, clinical investigation results, release of reports by securities analysts, developments or disputes concerning patents or proprietary rights, regulatory developments, changes in regulatory or medical reimbursement policies, economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant impact on the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE EFFECT ON STOCK PRICE

     Future sales of Common Stock by existing stockholders under Rules 144 and 701 of the Securities Act of 1933, as amended (the "Securities Act") or through the exercise of outstanding registration rights or otherwise could have an adverse effect on the price of the Common Stock. The 2,000,000 shares offered hereby will be eligible for resale in the public market immediately following this offering. Upon the commencement of this offering, an additional 257,661 shares will be eligible for resale in the public market, in reliance upon Rule 144(k) under the Securities Act. In addition, 236,130 shares of Common Stock will be eligible for resale in the public market 90 days from the effective date of the Registration Statement of which this Prospectus is a part (the "Effective Date"), in reliance upon Rule 144 or Rule 701 under the Securities Act. Additionally, 1,399,274 and 7,909,355 shares of Common Stock will be eligible for sale in the public market 120 days and 180 days, respectively, from the Effective Date, upon expiration of lockup agreements, in reliance on Rule 144 or Rule 701 under the Securities Act. The Company intends to register approximately 2,206,486 shares of Common Stock reserved for issuance under its stock plans as soon as practicable following the date of this Prospectus. Stockholders who, after consummation of this offering, will hold over 8,400,000 shares of Common Stock have rights to require the Company to register their shares for future sale. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS

     The Company anticipates that the proceeds of this offering will be used to fund expansion of sales and marketing activities, to fund research and development activities, to expand and develop manufacturing capabilities, and to finance working capital and general corporate requirements. The amounts identified for the foregoing uses under "Use of Proceeds" in this Prospectus are estimates, and the amounts actually expended for each such purpose and the timing of such expenditures may vary depending upon numerous factors. The Company's management will have broad discretion in determining the amount and timing of expenditures and in allocating the proceeds of this offering. Such discretion will be particularly broad with respect to that portion of the proceeds available for working capital and general corporate purposes. See "Use of Proceeds."

POTENTIAL ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

     Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the stockholders, provide for a classified board of directors, eliminate the right of stockholders to call special meetings of stockholders or to act by written consent without a meeting. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. See "Management" and "Description of Capital Stock."

ABSENCE OF DIVIDENDS; IMMEDIATE AND SUBSTANTIAL DILUTION

     The Company has never paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. The initial public offering price will be substantially higher than the net tangible book value per share of Common Stock. Purchasers of shares of Common Stock in this offering will incur immediate and substantial dilution of $8.68 per share assuming an initial public offering price of $12.00 per share. See "Dividend Policy" and "Dilution."

                                USE OF PROCEEDS

     The proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be approximately $21,620,000 ($24,968,000 if the Underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $12.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

     The Company anticipates that it will use approximately $7.0 million of the net proceeds of this offering to expand sales and marketing activities (which are expected to include the development of direct sales capabilities in selected markets), approximately $2.0 million to fund the Company's research and development efforts, and approximately $4.0 million for expansion and development of manufacturing capabilities in connection with the launch of the Company's products currently under development. The Company anticipates using the remaining net proceeds of approximately $8.6 million for working capital and general corporate purposes. The Company also may use a portion of the net proceeds to acquire businesses, technologies or products complementary to the Company's business, although the Company currently has no specific plans or commitments in this regard.

     The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the progress of the Company's research and development, and the costs and timing of expansion of marketing, sales and manufacturing activities, and hence the Company's management will retain broad discretion in the allocation of a substantial portion of the net proceeds. In addition, the Company's management may need to change the allocation of net proceeds (i) to further expand direct sales capabilities, in the event of termination of any distribution agreement, or (ii) to obtain licenses to third party intellectual property, if the Company believes such licenses are in the Company's best interest. Pending such uses, the Company intends to invest the net proceeds of this offering in interest-bearing, investment grade securities. The Company believes that its available cash, cash from operations and funds from existing credit arrangements, together with the proceeds of this offering, will be sufficient to satisfy its funding needs for at least the next 24 months.

                                DIVIDEND POLICY

     The Company has never declared or paid dividends on its capital stock and does not anticipate paying any dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for the operation of its business.

                                 CAPITALIZATION

     The following table sets forth as of September 30, 1996 (i) the capitalization of the Company, (ii) the pro forma capitalization of the Company, after giving effect to the conversion of all series of Preferred Stock into Common Stock and the conversion of a $1.0 million debenture and related interest thereon through January 31, 1997 into 92,222 shares of Common Stock at the assumed initial public offering price of $12.00 per share upon the closing of this offering, and (iii) the pro forma capitalization of the Company, as adjusted to give effect to the receipt of the net proceeds from the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom.

                                                                        SEPTEMBER 30, 1996
                                                                 ---------------------------------
                                                                                        PRO FORMA
                                                                 ACTUAL    PRO FORMA   AS ADJUSTED
                                                                 -------   ---------   -----------
                                                                          (IN THOUSANDS)
Notes payable, less current portion(1).........................  $ 3,234    $ 2,234      $ 2,234
                                                                 -------    -------      -------
Stockholders' equity:
  Preferred Stock, $.01 par value; 8,328,847 shares authorized and 8,328,847 shares outstanding actual; 5,000,000 shares
     authorized and no shares outstanding, pro forma and pro
     forma as adjusted.........................................       83         --           --
  Common Stock, $.01 par value; 12,000,000 shares authorized and 1,460,093 outstanding actual; 25,000,000 shares
     authorized and 9,881,162 shares outstanding pro forma;
     25,000,000 shares authorized and 11,881,162 shares
     outstanding pro forma as adjusted(2)......................       15         99          119
  Additional paid-in capital...................................   21,686     22,792       44,392
  Unrealized net loss on marketable securities, net of related
     tax.......................................................      (10)       (10)         (10)
  Deferred compensation........................................      (48)       (48)         (48)
  Accumulated deficit..........................................     (545)      (572)        (572)
                                                                 -------    -------      -------
          Total stockholders' equity...........................  $21,181    $22,261      $43,881
                                                                 -------    -------      -------
          Total capitalization.................................  $24,415    $24,495      $46,115
                                                                 =======    =======      =======

---------------
(1) See Note 6 of Notes to Financial Statements for a description of the Company's long-term commitments.

(2) Excludes 1,280,180 shares of Common Stock reserved for issuance upon exercise of stock options outstanding at December 31, 1996. See "Management -- Executive Compensation" and Note 7 of Notes to Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company's Common Stock as of September 30, 1996 was approximately $17,803,000, or $1.80 per share. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to the conversion of all series of Preferred Stock into Common Stock and the conversion of a $1.0 million debenture and related interest through January 31, 1997 into 92,222 shares of Common Stock at the assumed initial public offering price of $12.00 per share upon the closing of this offering. After giving effect to the sale of the 2,000,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company at September 30, 1996 would have been approximately $39,423,000 or $3.32 per share. This represents an immediate increase in pro forma net tangible book value of $1.52 per share to existing stockholders and an immediate dilution of $8.68 per share to new investors purchasing shares of Common Stock in this offering, as illustrated in the following table:

    Assumed initial public offering price per share......................           $12.00
      Pro forma net tangible book value per share at September 30,
         1996............................................................  $ 1.80
      Increase per share attributable to investors in the offering.......    1.52
                                                                            -----
    Pro forma net tangible book value per share after the offering.......             3.32
                                                                                    ------
    Dilution per share to new investors..................................           $ 8.68
                                                                                    ======

     The following table summarizes, on a pro forma basis as of September 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share by existing stockholders and by purchasers of shares offered by the Company hereby, based upon an assumed initial public offering price of $12.00 per share (before deducting the estimated underwriting discounts and commissions and offering expenses):

                                          SHARES PURCHASED         TOTAL CONSIDERATION
                                       ----------------------    -----------------------    AVERAGE PRICE
                                         NUMBER       PERCENT      AMOUNT        PERCENT      PER SHARE
                                       ----------     -------    -----------     -------    -------------
Existing stockholders................   9,881,162       83.2%    $22,956,884       48.9%       $  2.32
New investors........................   2,000,000       16.8      24,000,000       51.1          12.00
                                       ----------     ------      ----------     ------
  Total..............................  11,881,162      100.0%    $46,956,884      100.0%
                                       ==========     ======      ==========     ======

     The foregoing calculations assume no exercise of outstanding options. As of December 31, 1996, there were outstanding options to purchase an aggregate of 1,280,180 shares of Common Stock at a weighted average exercise price of $3.45 per share. To the extent such options are exercised, there will be further dilution to investors in this offering. See "Management -- Executive Compensation" and Note 7 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below with respect to the Company's statement of income data for each of the three years in the period ended December 31, 1995 and the nine months ended September 30, 1996 and the balance sheet data at December 31, 1994 and 1995 and September 30, 1996 are derived from the financial statements audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus and are qualified by reference to such financial statements. The selected financial data with respect to the statement of income data for the two years ended December 31, 1992 and the balance sheet data at December 31, 1991, 1992 and 1993 are derived from the financial statements audited by Ernst & Young LLP which are not included in this Prospectus. The selected financial data with respect to the statement of income for the nine months ended September 30, 1995 are derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this Prospectus.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                 NINE MONTHS
                                                                  YEARS ENDED DECEMBER 31,                   ENDED SEPTEMBER 30,
                                                      -------------------------------------------------     ---------------------
                                                       1991      1992      1993       1994       1995         1995         1996
                                                      -------   -------   -------   --------   --------     --------     --------
STATEMENT OF INCOME DATA:
Net sales...........................................  $    --   $ 2,920   $ 9,866   $ 16,320   $ 25,147     $ 18,236     $ 20,225
Cost of sales.......................................       --     1,612     3,268      4,416      5,649        3,781        4,318
                                                      --------  --------  --------  ---------  ---------    ---------    ---------
Gross profit........................................       --     1,308     6,598     11,904     19,498       14,455       15,907

Research and development............................    2,793     2,593     2,796      3,836      6,553        4,602        6,515
Selling, general and administrative.................    1,771     3,622     4,841      5,960      7,134        5,203        6,116
Settlement of patent matters........................       --        --        --        338      1,217          743        2,368
                                                      --------  --------  --------  ---------  ---------    ---------    ---------
Total operating expenses............................    4,564     6,215     7,637     10,134     14,904       10,548       14,999

Income (loss) from operations.......................   (4,564)   (4,907)   (1,039)     1,770      4,594        3,907          908
Interest and other income, net......................      260       630       613        649      1,647        1,253        1,441
                                                      --------  --------  --------  ---------  ---------    ---------    ---------
Income (loss) before benefit (provision) for income
  taxes.............................................   (4,304)   (4,277)     (426)     2,419      6,241        5,160        2,349
Benefit (provision) for income taxes................       --        --        --        (63)     1,667         (132)         264
                                                      --------  --------  --------  ---------  ---------    ---------    ---------
Net income (loss)...................................  $(4,304)  $(4,277)  $  (426)  $  2,356   $  7,908     $  5,028     $  2,613
                                                      ========  ========  ========  =========  =========    =========    =========
Net income (loss) per share.........................  $ (0.61)  $ (0.49)  $ (0.04)  $   0.22   $   0.74     $   0.47     $   0.24
                                                      ========  ========  ========  =========  =========    =========    =========
Common and common equivalent shares used in
  computing per share amounts(1)....................    7,058     8,754    10,098     10,553     10,766       10,721       10,832

                                                                                    DECEMBER 31,
                                                                   ----------------------------------------------   SEPTEMBER 30,
                                                                    1991     1992      1993      1994      1995         1996
                                                                   ------   -------   -------   -------   -------   -------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.................  $4,869   $ 6,435   $ 5,129   $ 5,916   $13,979      $10,169
Working capital..................................................   4,746     7,049     6,407     7,974    14,428       13,967
Total assets.....................................................   6,725    10,287    10,269    14,364    27,935       28,968
Long-term obligations............................................     237       668       634       772     2,739        3,234
Stockholders' equity.............................................   5,887     8,573     8,155    10,512    18,526       21,181

---------------

(1) Computed on the basis described in Note 1 of Notes to Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Business," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     Since the Company's inception in 1988, the Company has been primarily involved in the research, development, manufacturing and marketing of point-of-care diagnostic tests. The Company began commercial sales of Triage DOA in February 1992 and currently markets the product worldwide primarily through distributors supported by a small direct sales force. The Company is engaged in research and development of additional point-of-care diagnostic products in the microbiology, cardiology and therapeutic drug monitoring fields. See "Business."

     Funding for operations was provided primarily from equity financings from the Company's inception through launch of Triage DOA in 1992. Additional funding has come from corporate partners in the form of debt and equity financing, license fees and other corporate funding. The Company has a limited history of operations and first achieved profitability in fiscal 1994. All of the Company's sales to date have been due to sales of the Triage DOA product line.

     Triage DOA is currently marketed pursuant to exclusive distribution agreements in the U.S. medical market by CMS (which accounted for 80% of product sales in the first nine months of 1996) and in certain countries in Europe, Latin America, the Middle East, Asia and Africa by Merck. The CMS distribution agreement has minimum quarterly sales milestones which, if the milestones are not met, allows the Company to terminate the agreement, obligates CMS to pay Biosite a penalty and allows the Company to appoint a new distributor or to sell Triage DOA directly in the U.S. medical market. If the Company chooses to terminate the CMS distribution agreement, the Company may appoint a new distributor or it may have to invest in additional sales and marketing resources including additional field sales personnel which could significantly increase future sales and marketing expenses and may adversely affect sales of Triage DOA.

     Since the launch of Triage DOA in fiscal 1992, the Company has experienced significant revenue growth primarily as a result of greater demand and more recently, the introduction of Triage Plus TCA Panel for Drugs of Abuse ("Triage DOA Plus TCA"). In order to support increased levels of sales in the future and to augment its long-term competitive position, the Company anticipates that it will be required to make significant additional expenditures in manufacturing, research and development, sales and marketing and administration, both in absolute dollars and as a percentage of sales. In addition, the Company anticipates higher administrative expenses resulting from its obligations as a public reporting company upon completion of this offering.

     The Company anticipates that its results of operations may fluctuate for the foreseeable future due to several factors, including whether and when new products are successfully developed and introduced by the Company, market acceptance of current or new products, regulatory delays, product recalls, manufacturing delays, shipment problems, seasonal customer demand, the timing of significant orders, changes in reimbursement policies, competitive pressures on average selling prices, changes in the mix of products sold and patent conflicts. Operating results would also be adversely affected by a downturn in the market for the Company's current and future products, if any, order cancelations or order rescheduling. Because the Company is continuing to increase its operating expenses for personnel and new product development, the Company's operating results would be adversely affected if its sales did not correspondingly increase or if its product development efforts are unsuccessful or are subject to delays. The Company's limited operating history makes accurate prediction of future operating results difficult or impossible. Although the Company has experienced growth in recent years, there can be no assurance that, in the future, the Company will sustain revenue growth or remain profitable on a quarterly or annual basis or that its growth will be consistent with predictions made by securities analysts.

     The Company currently manufactures and ships product shortly after receipt of orders and anticipates that it will do so in the future. Accordingly, the Company has not developed a significant backlog and does not anticipate it will develop a material backlog in the future.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net sales:

                                                                            NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                         --------------------------       ----------------------
                                         1993       1994       1995          1995           1996
                                         ----       ----       ----       -----------       ----
Net sales..............................   100%       100%       100%           100%          100%
Cost of sales..........................    33         27         22             21            21
                                         ----       ----       ----           ----          ----
Gross profit...........................    67         73         78             79            79
Operating expenses:
Research and development...............    28         24         26             25            32
Selling, general and administrative....    49         37         29             29            30
Settlement of patent matters...........    --          2          5              4            12
                                         ----       ----       ----           ----          ----
Total operating expenses...............    77         63         60             58            74
Income (loss) from operations..........   (10)        10         18             21             5
Other income, net......................     6          4          7              7             7
                                         ----       ----       ----           ----          ----
Income (loss) before benefit
  (provision) for income taxes.........    (4)        14         25             28            12
Benefit (provision) for income taxes...    --         --          7             --             1
                                         ----       ----       ----           ----          ----
Net income (loss)......................    (4)%       14%        32%            28%           13%
                                         ====       ====       ====           ====          ====

Nine months ended September 30, 1996 and 1995

     Revenues. Revenues increased 11% to $20.2 million in the first nine months of 1996 from $18.2 million in the first nine months of 1995. The increase is primarily attributable to the Company's expansion of the Triage DOA product line to include the higher-priced Triage DOA Plus TCA product, which was launched in February 1995. Sales of Triage DOA Plus TCA increased 48% to $9.4 million in the first nine months of 1996 from $6.3 million in the first nine months of 1995. As a result of the market acceptance of the Triage DOA Plus TCA, a shift in sales from other Triage DOA products occurred as customers converted their orders to the Triage DOA Plus TCA product.

     Gross Profit. Gross profit increased 10% to $15.9 million in the first nine months of 1996 as a result of increased sales for the Triage DOA product line. Gross margins were constant at 79% in the first nine months of 1996 and 1995. Included in cost of sales for the nine months ended September 30, 1996 is amortization related to technology license agreements entered into in 1996, totaling $470,000. This increase in the cost of sales was offset by continued improvements in the Company's manufacturing efficiency.

     Research and Development Expenses. Research and development expenses increased 42% to $6.5 million in the first nine months of 1996 from $4.6 million in the first nine months of 1995. This increase resulted from the expansion of the Company's research and development and manufacturing scale-up efforts on its microbiology, cardiac and therapeutic drug monitoring assays under development. The Company expects its research and development expenses to increase significantly in 1996 and 1997, reflecting increased expenditures primarily related to hiring additional personnel.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 18% to $6.1 million in the first nine months of 1996. This increase was a result of the cost of expanding the Company's direct sales force and in-house marketing and administrative functions to support the Company's expanded operations. The Company expects selling, general and administrative costs to increase in absolute dollars as the Company's level of sales and manufacturing operations increase and as the Company increases its finance and administrative expenditures to meet its obligations as a public reporting entity.

     Settlement of Patent Matters. In September 1996, the Company reached a settlement with Abbott Laboratories, with respect to all claims set forth in a lawsuit filed by Abbott Laboratories in May 1994. The lawsuit alleged that Triage DOA infringed a patent licensed to Abbott Laboratories. The Company vigorously defended the lawsuit. However, to avoid protracted litigation, the Company settled the patent matter in September 1996, paid $2.0 million as a settlement of the litigation and, for an additional $3.5 million and the agreement to pay certain royalties, obtained a license to certain technology. Future amortization of the license fee will be charged to cost of sales over the life of the license. The $2.0 million litigation settlement payment, as well as the amortization related to prior fiscal years and related legal defense costs were charged to Settlement of Patent Matters in the nine months ended September 30, 1996. Settlement of Patent Matters expenses for the first nine months of 1995 consisted solely of legal expenses associated with the defense of the patent litigation.

     Other Income. Contract revenues from a related party increased $469,000 in the first nine months of 1996 as compared to the first nine months of 1995. This increase was primarily due to higher expenditures relating to the Triage Cardiac development program with Merck which resulted in higher revenues to the Company. Contract revenues from an unrelated party decreased $300,000 in the first nine months of 1996. The decrease was attributable to the timing of the achievement of milestones under the Company's development agreement with KDK.

     Benefit (Provision) for Income Taxes. The Company's benefit for income taxes increased to $264,000 for the nine months ended September 30, 1996 from a provision for income taxes of $132,000 for the nine months ended September 30, 1995. The increase in the benefit for income taxes resulted primarily from a reduction in the valuation allowance for deferred taxes of $1.1 million in the nine months ended September 30, 1996, as the realization of such assets became probable.

Years ended December 31, 1995 and 1994

     Revenues. Revenues increased 54% to $25.1 million for the year ended December 31, 1995 from $16.3 million in 1994. This increase is primarily attributable to the Company's continued acceptance and the introduction of Triage DOA Plus TCA, which was launched in February 1995. Sales of Triage DOA Plus TCA totaled approximately $9.6 million in 1995.

     Gross Profit. Gross profit increased $7.6 million to $19.5 million for the year ended December 31, 1995 primarily as a result of the introduction of the higher priced Triage DOA Plus TCA. Gross margin increased to 78% for the year ended December 31, 1995 from 73% in 1994. The Company increased its manufacturing efficiency during 1995 resulting in a reduction of per unit cost of sales. This reduction was partially offset by an increase in cost of sales of $405,000 in license amortization for 1995 relating to the technology license agreement signed in March 1996.

     Research and Development Expenses. Research and development expenses increased 71% to $6.6 million for the year ended December 31, 1995 from $3.8 million in 1994. This increase resulted from the expansion of the Company's research and development and manufacturing scale-up efforts on the microbiology, cardiac and therapeutic drug monitoring assays.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 20% to $7.1 million for the year ended December 31, 1995 from $6.0 million in 1994. During the year ended December 31, 1995, the Company expanded its direct sales force and its in-house marketing and administrative functions to support the Company's higher level of operations as compared to 1994.

     Settlement of Patent Matters. Settlement of patent matters expenses increased primarily due to increased legal defense costs related to the patent litigation described above. Additionally, in December 1995, the Company accrued a one-time payment of $2.2 million for a worldwide license to technology related to the Triage Panel products. Amortization of this license payment related to fiscal years prior to 1995 of $440,000 was charged to settlement of patent matters in 1995.

     Other Income. Contract revenues from related parties increased $217,000 as a result of progress in the development of Triage Cardiac. Contract revenues from unrelated parties increased by $300,000 for the year ended December 31, 1995 from 1994. The increase was attributable to the timing of the achievement of milestones under the Company's development agreement with KDK which was signed in February 1995. Interest income increased $366,000 as a result of income received on increased cash balances in 1995.

     Benefit (Provision) for Income Taxes. The Company's benefit for income taxes increased to $1.7 million for the year ended December 31, 1995 from a provision for income taxes of $63,000 in 1994. The increase in the benefit for income taxes resulted primarily from a reduction in the valuation allowance for deferred tax assets in 1995 of $1.8 million. The Company utilized $11.6 million in net operating loss carryforwards in fiscal 1995. As of December 31, 1995, the Company had net operating loss carryforwards of approximately $3.1 million for federal income tax purposes. The Company's ability to utilize its net operating loss carryforwards and tax credit carryforwards in future years will be subject to an annual limitation pursuant to the "change in ownership rules" under
Section 382 of the Internal Revenue Code of 1986, as amended. However, any annual limitation is not expected to have a material adverse effect on the Company's ability to utilize its net operating loss and tax credit carryforwards.

Years ended December 31, 1994 and 1993

     Revenues. Revenues increased 65% to $16.3 million for the year ended December 31, 1994 from $9.9 million in 1993. The increase was primarily attributable to the continued acceptance of the Company's Triage DOA product line.

     Gross Profit. Gross profit increased $5.3 million to $11.9 million for the year ended December 31, 1994 from gross profit levels for the year ended December 31, 1993 as a result of increased sales of Triage DOA. Gross margin increased to 73% for the year ended December 31, 1994 from 67% in 1993. The Company increased its manufacturing efficiency during 1994 and, with increased manufacturing volumes, covered its fixed overhead expenses more efficiently.

     Research and Development Expenses. Research and development expenses increased 37% to $3.8 million for the year ended December 31, 1994 from $2.8 million in 1993. This increase resulted from the expansion of the Company's research and development and manufacturing scale-up efforts on Triage DOA Plus TCA and research and development on Triage Cardiac.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 23% to $6.0 million for the year ended December 31, 1994 from $4.8 million in 1993. During the year ended December 31, 1994, the Company's expanded the direct sales force and the in-house marketing and administrative functions to support the Company's higher level of operations as compared to 1993.

     Settlement of Patent Matters. Settlement of patent matters expense in 1994 consisted solely of legal defense costs related to the patent litigation described above.

     Other Income. Contract revenues from related parties increased $344,000 in 1994 as compared to such revenues in 1993 as a result of entering into a collaborative agreement in June 1994 with Merck, which is sharing in the development expenses of Triage Cardiac. Decreases in licensing fee income in 1994 as compared to such income in 1993 resulted from the completion of a license agreement with a third party during 1994.

     Benefit (Provision) for Income Taxes. The Company utilized $5.4 million in net operating loss carryforwards in fiscal 1994 which reduced the provision for income taxes to $63,000.

UNAUDITED RECENT FINANCIAL RESULTS

     The Company's revenue, income before provision for income taxes and net income for the three months ended December 31, 1996 were $8.0 million, $1.5 million and $936,000, respectively, which constituted a $1.1 million increase in revenue, a $379,000 increase in pre-tax income and a $1.9 million decrease in net income from the three months ended December 31, 1995.

     The increase in revenue and gross margins during this period was primarily attributable to the continued market acceptance of the Company's products and a shift in sales from other Triage DOA products to the Triage DOA Plus TCA product. Included in cost of sales for the fourth quarter of 1995 was $405,000 of amortization for the year ended December 31, 1995 related to a license right obtained in December 1995. Operating expenses for the three months ended December 31, 1996 increased $903,000 as compared to the three months ended December 31, 1995. Sales and marketing expenses increased $430,000 as a result of the expansion of sales efforts and marketing programs. Research and development expenses increased approximately $801,000 primarily as a result of the acquisition of licenses to certain in-process technology. The increase in operating expenses was partially offset by a decrease in settlement of patent matters expenses of $474,000. The decrease in net income during the three months ended December 31, 1996 over the comparable period in the prior year resulted primarily from the reduction of the valuation allowance for deferred tax assets of $1.8 million during the fourth quarter of 1995 as the realization of such assets became probable.

     The Company has experienced, and expects to continue to experience, significant fluctuations in its quarterly results. The Company believes that future operating results will be subject to quarterly fluctuations due to a variety of factors, including whether and when new products are successfully developed and introduced by the Company, market acceptance of current or new products, regulatory delays, product recalls, manufacturing delays, shipment problems, seasonal customer demand, the timing of significant orders, changes in reimbursement policies, competitive pressures on average selling prices, changes in the mix of products sold and patent conflicts.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations through private placements of equity securities, revenues from operations, debt and capital lease financing and interest income earned on the net proceeds from the private placements. Since its inception, the Company has raised over $21.7 million in net cash proceeds from the private placement of equity securities and $1.0 million from the issuance of convertible debentures.

     During the nine months ended September 30, 1996, the Company generated $1.1 million in cash from operating activities. Cash generated from net sales was reduced primarily by the payment of $2.2 million for a license right accrued as of December 31, 1995 and the payment of $2.0 million to settle patent litigation with Abbott Laboratories. Cash generated from operating activities was offset by cash used in investing activities, primarily the acquisition of license rights from Abbott Laboratories for $3.5 million. Additionally, other significant business activities affecting cash included the generation of $2.9 million in cash as a result of maturing marketable securities which were not reinvested, the expenditure of $1.4 million for capital equipment and leasehold improvements and the receipt of $1.4 million in proceeds from equipment financing.

     During 1995 and 1994, the Company generated $7.9 million and $1.9 million of cash from operating activities, respectively. In 1995, the Company used $8.5 million in cash for investing activities, which primarily consisted of increased investment in marketable securities of $6.2 million and the purchase of capital equipment for $2.7 million. Additionally, the Company generated $2.5 million in cash from financing activities which consisted primarily of proceeds from the issuance of a $1.0 million convertible debenture and proceeds of capital equipment financing of $2.3 million.

     The Company's primary short-term needs for capital, which are subject to change, are for expansion of its manufacturing capacity to adequately deliver new products, expansion of its direct sales force and marketing programs related to new products and the continued advancement of research and development efforts. The Company currently plans to expend approximately $4.0 million for the expansion and development of its manufacturing capabilities in connection with the anticipated launch of the Company's products currently under development. The Company utilizes credit arrangements with financing companies and leasing companies for financing the purchase of capital equipment. As of December 31, 1996, the Company had a $2.5 million equipment financing arrangement with a financial institution, of which approximately $2,223,000 was available for future borrowing. The line of credit expires on December 31, 1997. Additionally, the Company utilizes cash generated from operating activities to meet its capital requirements.

     The Company expects its capital requirements to increase over the next several years as it expands its research and development efforts, sales and administration infrastructure, manufacturing capabilities and facilities. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company's products under development are successfully developed and gain market acceptance, the timing of regulatory actions regarding the Company's potential products, the costs and timing of expansion of sales, marketing and manufacturing activities, procurement and enforcement of patents important to the Company's business, results of clinical investigations and competition.

     The Company believes that its available cash, cash from operations and funds from existing credit arrangements, together with the proceeds of this offering, will be sufficient to satisfy its funding needs for at least the next 24 months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's working capital and capital expenditure requirements, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all.

                                    BUSINESS

BACKGROUND

     Biosite develops, manufactures and markets rapid, accurate and cost-effective diagnostic products that improve the quality of patient care and simplify the practice of laboratory medicine. The Company believes that its Immediate Response Diagnostics can have an important impact on medical decisions, patient care and the cost of medical treatment. The Company's first product, Triage DOA, a small self-contained test capable of detecting a broad spectrum of commonly overdosed prescription and illicit drugs in approximately 10 minutes, is used by over 2,600 hospitals and emergency departments. Since its introduction in 1992, over 4.2 million Triage DOA panels have been sold worldwide for use in hospital emergency department screening and workplace testing. The Company is developing several additional products for applications where the Company believes its Immediate Response Diagnostics can play an important role in improving patient care. Products under development include tests that are intended to aid in the diagnosis of heart attacks, the dosing of certain therapeutic drugs, the management of certain chronic diseases and the detection of certain bacterial and parasitic infections.

     The Company has two product platforms that are designed to provide rapid results through either qualitative visual readings or quantitative meter readings. These platforms are based upon the Company's proprietary technologies in the areas of reagent development, signaling chemistry and micro capillary fluidics. The Company's testing formats are designed to measure single or multiple analyte targets simultaneously, and to allow for the analysis of various sample sources, including urine, serum, plasma, whole blood and stool. The Company has entered into strategic arrangements with major pharmaceutical and diagnostic companies, including Novartis for the development of a product to monitor the concentrations of the immunosuppressant drug, cyclosporine; Merck and KDK for the development of a cardiac marker product used in the diagnosis of heart attacks; and LRE for the development of a fluorescent meter. The products covered by such arrangements are currently under development and have not generated any revenue for the Company. In addition, the Company uses CMS to distribute Triage DOA to hospital-based laboratories and emergency departments in the United States and Merck to distribute Triage DOA in certain countries in Europe, Latin America, the Middle East, Asia and Africa.

INDUSTRY OVERVIEW

     In 1995, the worldwide market for immunoassay tests exceeded $5.1 billion, consisting primarily of testing related to infectious disease, endocrinology, therapeutic drug monitoring, drugs of abuse testing, immunology/allergy, tumor markers and blood typing. The global market for immunoassay tests continues to expand as new disease states are identified, new therapies become available, and worldwide standards of living and access to health care improve. Such tests are performed primarily in hospital-based laboratories and commercial laboratories, which account for approximately 80% of all diagnostic tests performed annually. In recent years, diagnostic tests that can be performed nearer to the point of patient care have emerged as an important tool in disease diagnosis and management. It has been estimated that the market for point-of-care tests, primarily hospitals and physician office/satellite facilities, will grow at approximately 27% annually through the year 2000.

     Immunoassay tests were first developed based on technology developed in the 1960s. Although early immunoassay tests offered unprecedented levels of sensitivity for the detection of low concentration analytes, they suffered from relatively short shelf-lives, long reaction times, a need for radioactive labels to detect completed reactions and lack of consistent results among products from different suppliers. Over time, technological advancements such as the introduction of monoclonal antibodies, enzyme and fluorescent labels and various solid phase mechanisms shortened immunoassay test reaction times, provided higher specificity and allowed development of tests with longer shelf-lives and greater consistency.

     Such advancements also led to the development of immunoassay analyzers, testing systems utilizing automated liquid handling mechanisms and reagent-adding pipetting systems. Modern immunoassay analyzers are capable of storing and selecting multiple reagents for a variety of analytes, including drugs, hormones and cancer antigens. They also provide accurate and highly sensitive test results and help to simplify the performance of antibody-based tests. However, immunoassay analyzers are large and complex, have lengthy turnaround times and require high volumes of sample throughput to justify the investment in equipment, training, staffing and the costs required to operate and support the system.

     In recent years, there has been a continuing shift from the use of such conventional analyzer systems to more technologically advanced point-of-care tests that can be performed in minutes by less highly trained personnel. Simple, rapid immunoassay tests are capable of detecting a single analyte target with a color change that can be visually interpreted. Formats such as dipsticks, test tubes and wicking membrane test cartridges have been used to provide fast non-instrument read results for conditions where a single analyte target is present in high concentrations and where a simple yes/no non-numeric answer is clinically relevant. Rapid color change test formats are widely available for pregnancy, strep throat and ovulation prediction. Until recently, simple test formats have remained incapable of precise, multi-analyte detection or highly sensitive, quantitative measurements. As a result, medical conditions where the detection of one or more analytes is required or where the precise quantitation of the target analyte is required have remained the domain of immunoassay analyzers.

     The Company believes that there is significant market potential for advanced point-of-care diagnostic products. Point-of-care testing helps to reduce overall health care delivery costs and can improve patient outcomes by providing diagnosis during the patient visit, thereby minimizing the time to medical intervention and reducing the need for additional patient follow-up. Patients undergoing emergency procedures can benefit from more timely and accurate testing results, both to ensure correct decision making and to avoid unnecessary use of costly inpatient care. Disease management programs such as therapeutic drug monitoring programs can benefit from real-time, point-of-care evaluations that enable care-givers to optimize drug dosing. Quicker diagnosis of infectious agents can also permit earlier prescription of appropriate medications, shortening the duration of illness.

TECHNOLOGY

     Biosite's Immediate Response Diagnostics technology is based on several proprietary advances in the biological and physical sciences that make practical the development and manufacture of rapid, accurate and cost-effective point-of-care diagnostics. The Company's products integrate its expertise in several core scientific and engineering disciplines, including antibody development and engineering, analyte cloning and synthesis, signaling chemistry and micro capillary fluidics, each of which is described below. Biosite's research and development program is supported by 60 full time professionals, including 15 Ph.D.s with expertise in the Company's core technologies. By combining research capabilities in each of these areas, Biosite is able to create novel single and multi-analyte diagnostics which overcome the limitations of traditional rapid diagnostic technologies and seek to address the significant unmet need for effective point-of-care diagnostic information.

  Antibody Development and Engineering

     Biosite believes that its internal antibody development and engineering capabilities allow rapid identification and development of antibodies with optimal specificity, affinity and stability characteristics. The Company initially utilized hybridoma technology for the selection and production of its novel antibodies. Two disadvantages of hybridoma technology are the length of time required to develop antibody candidates and the need to restart the antibody development process when unwanted characteristics such as cross reactivities are discovered. The Company has developed a proprietary process that enables the selection and production of antibodies more rapidly and efficiently than is possible using hybridoma technology. In addition, Biosite has isolated the genes encoding the antibodies that permit the genetic engineering of antibodies. As a result, Biosite can alter or add specific amino acids or polypeptides in an antibody in order to improve the antibody's specificity and to facilitate purification of the antibody. This technology accelerates the antibody selection process by rapidly eliminating unwanted cross reactivities discovered in product development.

  Analyte Cloning and Synthesis

     The Company has molecular biology capabilities that include the cloning and identification of specific proteins useful in the development of immunoassays. Biosite has developed proprietary expression vectors that enable the production and purification of these proteins for the development of antibodies and for use as calibrators and controls in its immunoassay products. In addition, the Company has considerable expertise in synthetic organic chemistry which allows the synthesis of targets and useful derivatives. The Company develops products for which the targeted analyte can be small (i.e., haptens, such as drugs) or large (i.e., proteins, such as cardiac enzymes). The Company believes that the ability to develop, stabilize and manufacture the target analyte or its analogues is key to the development of highly accurate immunoassays.

  Color/Photochemical Signaling

     Immunoassays require the attachment of a detectable label to an antibody or target analyte. The Company has developed a variety of labels for the development of its products. For yes/no tests, a visual label that produces color is attached to antibodies or analytes through either non-covalent or covalent chemical methods. For its quantitative products, the Company has developed novel fluorescent dyes which are attached to antibodies or analytes using both noncovalent and covalent chemical means. Although fluorescence is a potentially powerful label for use in immunoassays, its potential has been limited by the lack of available dyes that are stable and have no sample interference, and the requirement of a complex instrument for detection. The Company's novel fluorescent dyes are stable and exhibit properties that permit their use in complex biological samples such as serum, plasma and whole blood without interference from the sample. Furthermore, these novel dyes absorb light at wavelengths where a simple instrument can be used to excite and detect fluorescence for quantitative measurements.

  Micro Capillary Test Device Technology

     Biosite has developed proprietary technology to design, develop and manufacture devices containing micro capillaries to control the flow of fluids in immunoassay processes. The qualitative device format uses micro capillaries to draw fluids through a membrane that contains immobilized antibody zones for the detection of specific substances. The quantitative device format uses several different micro capillary designs to control the contact of sample with reagents and to control the flow of fluid throughout the device. When sample is added to the quantitative device, a filter contained within the device separates blood cells from plasma which is further directed by capillary forces into a chamber that contains dried immunoassay reagents. After an incubation time that is determined by another micro capillary element of the device, the volume of sample that contacted the reagents flows down a capillary path that brings it into contact with immobilized antibody zones. The binding of fluorescent reagents at these zones is detected by an instrument and is related to the concentration of the substance being tested for in the sample. The Company has also developed the engineering capability to design unique micro capillary structures in plastic parts and to fabricate them in commercial scale quantities using injection molding processes.

  Sample Handling

     The Company has developed proprietary technology relating to sample handling and preparation, including technology that allows whole blood to be passively separated into its plasma component or to be passively lysed to release the target analyte. The Company has also developed technologies for the handling of stool samples which concentrate and purify the target analytes or organisms from solid stool materials. In addition, the Triage Panel platform can be used to assay urine samples.

PRODUCT PLATFORMS

     The Company has used its core technologies to develop two product platforms: the Triage Panel and the Triage CareLink System. Both of the Company's product platforms utilize the Company's expertise in antibody engineering, analyte cloning, signaling chemistry, micro capillary fluidics and sample handling technologies.

  Triage Panel

     The Triage Panel platform is designed for rapid, qualitative screening of multiple analytes in a small single-use hand-held device. The Triage Panel has a visual (yes/no) display containing simultaneous tests for up to eight analytes and two control standards, can be performed in a simple multi-step process, and is capable of performing tests on both urine and stool. Triage DOA, the first product developed on this platform, tests for up to eight drugs of abuse in approximately 10 minutes. Triage Panel products under development include tests for the detection of microorganisms which cause severe gastrointestinal disease.

  Triage CareLink System

     The Triage CareLink System platform is designed to provide rapid quantitative results for immunoassay tests of whole blood, serum and plasma. The Triage CareLink System consists of two parts: a small single-use disposable test cartridge and a proprietary hand-held point-of-care fluorescent meter. After blood is applied to the cartridge, the cartridge is inserted into the meter, which is designed to automatically detect up to six analytes simultaneously and display the results on a numerical electronic read-out. The meter incorporates proprietary software in erasable programmable read-only memory ("EPROM") chips which are intended to be plugged into each meter to perform multiple types of tests and automatically determine which test is being run. In addition, the EPROM chips are designed to automatically calibrate the meter on a lot specific basis. The software may also provide important information regarding the analyte measured, such as normal or abnormal levels of a marker which could then be used to initiate therapy or manage patient disease. The Company believes that the analyte measuring sensitivity of the Triage CareLink System products under development will match or exceed the sensitivity levels of the conventional immunoassay analyzers. The Company is currently developing two applications for this platform, Triage Cardiac, a device for the quantification of three cardiac markers associated with AMI, and Triage Transplant, a product for the monitoring of the concentration of cyclosporine, an immunosuppressant drug prescribed for organ transplant recipients to prevent transplant rejection.

PRODUCT ATTRIBUTES

     Although the current products and products under development are based upon the Triage Panel and Triage CareLink System platforms and utilize different technologies, they share common attributes which the Company believes make them superior to conventional immunoassay analyzers:

     - RAPID RESULTS: Triage DOA and the Company's products under development are designed to offer complete results in a STAT timeframe, and to have room temperature stability, making them immediately available for use.

     - EASE OF USE: Triage DOA and the Company's products under development are designed to be simple to use. Triage DOA has only three steps while Triage Cardiac and Triage Transplant are expected to require only one step.

     - HIGH ANALYTICAL ACCURACY: The Company develops and uses high quality biological and chemical reagents to yield highly specific, accurate and reproducible analytical results.

     - CAPABILITY OF PERFORMING MULTIPLE ANALYSES: Triage DOA and the Company's products under development are designed to measure one or more target analytes simultaneously, including reagent controls, without sacrificing the quality of the individual analysis. This simultaneous detection capability can provide significant time and cost savings compared to current technologies.

     - RELIABILITY: Biosite's use of internal thresholds, built-in controls, lockouts and other controlling mechanisms are intended to make its current and future products extremely reliable in any hospital or clinical laboratory setting.

     - COST EFFECTIVENESS: Triage DOA and the Company's products under development are designed to eliminate the need for highly trained technicians and significant outlays for testing equipment acquisition and maintenance, making them cost-effective alternatives to conventional immunoassay analyzers.

PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

     Triage DOA was introduced in 1992 and has been used by hospital emergency departments to screen for up to eight commonly abused prescription and illicit drugs or drug classes. The Company is developing five additional products which apply the Company's Immediate Response Diagnostics technologies to a variety of other medical testing needs. Triage DOA and the Company's five products under development are described in the table below. The table also indicates the Company's corporate partners with respect to Triage DOA and products under development. The Company intends, where appropriate, to enter into additional collaborative arrangements to develop and commercialize future products. There can be no assurance that the Company will be able to negotiate collaborative arrangements on favorable terms, if at all, in the future, or that its current or future collaborative arrangements will be successful.

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                                 STATUS/EXPECTED
                                                                                 U.S. REGULATORY      CORPORATE
           PRODUCTS                APPLICATION          ANALYTE TARGETS          PATHWAY(1)           PARTNER(2)
           ----------------------------------------------------------------------------------------------------------
TRIAGE     Triage Panel            Drug Screening       Phencyclidine            On the Market/       CMS, Merck
PANELS     for Drugs of                                 Benzodiazepines          510(k) cleared
           Abuse                                        Cocaine
           (Triage DOA)                                 Amphetamine
                                                        Tetrahydrocannabinol
                                                        Opiates
                                                        Barbiturates
                                                        Tricyclic
                                                        antidepressants
                                                        Methadone
           ----------------------------------------------------------------------------------------------------------
           Triage Panel            Parasite             Giardia lamblia          In Development/      --
           for Parasitology        Screening            Entamoeba                510(k)
           (Triage O&P)                                   histolytica
                                                        Cryptosporidium
                                                        parvum
           ----------------------------------------------------------------------------------------------------------
           Triage Panel for        Pathogen             C. difficile Antigen     In Development/      --
           Clostridium             Detection            C. difficile Toxin A     510(k)
           difficile
           (Triage C. diff)
           ----------------------------------------------------------------------------------------------------------
           Triage Panel            Pathogen             Salmonella               In Development/      --
           for Enteric             Screening            Shigella                 510(k)
           Pathogens                                    Campylobacter
           (Triage Enteric)                               jejuni/coli
---------------------------------------------------------------------------------------------------------------------
           Triage                  Acute                CK-MB                    In Development/      Merck(3),
TRIAGE     Cardiac                 Myocardial           Troponin I               510(k)               KDK, LRE
CARELINK                           Infarction           Myoglobin
SYSTEMS                            Detection
           ----------------------------------------------------------------------------------------------------------
           Triage                  Drug Monitoring      Cyclosporine             In Development/      Novartis,
           Transplant                                                            PMA                  LRE
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) The FDA regulatory approval process requires many steps before a product can be approved for marketing. The terms "510(k)" and "PMA" indicate the regulatory approval pathway the Company believes will be applicable to a product, although there can be no assurance that the FDA will agree that the pathway noted is the appropriate pathway for the specific product. See "Risk Factors -- Government Regulation." For a description of the terms 510(k) and PMA see "-- Government Regulation."

(2) For a description of the Company's collaboration arrangements, see "-- Strategic and Distribution Arrangements."

(3) As part of its decision to refocus away from certain aspects of the human diagnostics business, Merck has informed the Company that Merck is considering assigning its rights under its agreements with the Company concerning the marketing of Triage Cardiac either to a third party or back to the Company.

  Triage Panel for Drugs of Abuse

     The Company believes the worldwide market for abused drug testing is approximately $350 million annually, the majority of which is accounted for by testing performed in the United States. The U.S. market can be divided into three major categories:

     - MEDICAL TESTING: The medical testing segment represents testing typically performed in a hospital laboratory. Such tests have the highest need for rapid turnaround of results, and generally have the highest cost per result. The results are generally reported to emergency physicians and psychiatrists.

     - NON-MEDICAL TESTING: The non-medical testing market consists of testing performed for industry, as well as in the criminal justice setting and drug rehabilitation centers. Testing may be performed on-site but generally samples are sent to independent reference laboratories. Typically, the demands for a rapid result are not quite as great as in the medical segment. Additionally, the cost per result is slightly reduced.

     - REFERENCE LABORATORY TESTING: The reference laboratory testing market accounts for a sizable portion of the total drug testing market. The majority of samples come from the non-medical testing market, although some smaller hospitals in the medical testing market also send their samples to reference laboratories. In general, results are not available for at least 24 hours from the time the specimen is collected. Despite relatively long turnaround times, the reference laboratory market has remained substantial because of its ability to produce results on a low cost per panel basis.

  Emergency Department Screening

     A 1988 Substance Abuse and Mental Health Services Administration ("SAMHSA") survey concluded that over 14.5 million Americans had used an illicit drug at least once in the prior month. Emergency physicians have indicated that drug abuse plays a role in 5% to 10% of the emergency medicine cases occurring annually in the United States, either as a primary cause such as an overdose, or as a contributing factor such as in the case of an accident. A diagnostic dilemma confronts physicians when a patient is presented with symptoms that could either be drug related or non-drug related. A patient brought to a hospital emergency department in a coma may be under the influence of narcotics or sedatives, which may require one type of treatment or intervention. Conversely, the same patient may have had a stroke or suffered some form of trauma, requiring a completely different type of care. The ability to have a differential diagnosis in a timely manner greatly aids the course of treatment.

     Prior to the introduction of Triage DOA, drug or toxicology screening was accomplished by several technologies, primarily Gas Chromatography/Mass Spectroscopy ("GC/MS") and automated immunoassays. Although GC/MS is the most specific identification method commercially available, it is time consuming (requiring an average of approximately three hours per test), complex and expensive, and is generally reserved for final confirmation of specimens that have been screened positive by an immunoassay. Automated immunoassay tests, although less expensive than those performed by GC/MS, also require significant amounts of time (approximately one to two hours) because of the necessity of performing analyses of several drugs sequentially on each patient specimen. Additionally, in many cases the equipment required to perform an immunoassay is not accessible on an immediate or STAT basis.

     Triage DOA is a rapid qualitative urine screen that analyzes a single test sample for up to eight different illicit and prescription drugs or drug classes and provides results in approximately 10 minutes. Triage DOA is instrument independent, contains built-in controls for accuracy and is capable of a high degree of specificity. Illicit drugs tested for by Triage DOA include Amphetamines/Methamphetamines (speed, crystal), Cocaine (crack), Opiates (heroin), Phencyclidine (angel dust), Tetrahydrocannabinol (pot, marijuana), while prescription drugs tested by Triage DOA include Barbiturates (Phenobarbital), Benzodiazepines (Valium, Librium, Halcion), Tricyclic Antidepressants (Elavil, Tofranil) and Methadone. Triage DOA can be configured to test various combinations of the foregoing drugs. In February 1995, the Company launched Triage DOA Plus TCA, a configuration which includes a test for Tricyclic Antidepressants ("TCA") that otherwise requires a separate blood test. Since its introduction in February 1992, the Company has sold over

4.2 million Triage DOA panels worldwide, and over 2,600 hospitals and emergency departments in the United States are users of the product. The graphic below summarizes Triage DOA testing process:

                                   [GRAPHIC]

     The Company distributes Triage DOA and Triage DOA Plus TCA to the U.S. medical market through CMS. Merck is the exclusive distributor of Triage DOA and Triage DOA Plus TCA in certain countries in Europe, Latin America, the Middle East, Asia and Africa.

  Workplace Screening

     It is estimated that in 1996 over 33% of new hires in the U.S. workforce will be screened for drug usage as part of pre-employment physicals. The majority of these test samples are sent to centralized reference laboratories that can provide both the initial immunoassay screening result and the confirmation of presumptive positive results by an alternate method, such as GC/MS. Testing of government and certain government regulated employees and contractors must be performed at SAMHSA certified reference laboratories. Employers that are not government contractors send their drug screens to their laboratory of choice or perform on-site testing. Non-SAMHSA testing is estimated to account for over eight million tests performed annually.

     The majority of employers with drug screening programs have chosen not to implement "on-site" testing in their facilities due to costly personnel and regulatory burdens on an employer's in-house testing laboratory. These industrial testers, however, still have a need for rapid results since many employment decisions hinge on an employee's ability to pass physical and other examinations that include a test for illegal drugs. Despite this need for rapid results, there is a 24 to 48 hour wait based on the sample transportation and testing process used by all major reference laboratories. Additionally, it is estimated that approximately 90% of all employee tests have negative results. Therefore, an immunoassay test that provides rapid results, such as Triage DOA, can get employees back to work quickly and save employers money.

     In January 1996, the Company established the ExpressTest One-Hour Drug Screen service, a marketing program in conjunction with regional suppliers of occupational health services, as a means of expanding the market for Triage DOA. The ExpressTest program incorporates the Company's "near-site" testing strategy of providing the benefits of rapid drug test results using Triage Intervention (a test for five illicit drugs or drug classes) without the burdens that would be imposed on employers setting up an on-site laboratory. Participating occupational health clinics provide rapid results to industrial clients that send prospective employees to them for pre-employment physicals and drug screens. Biosite's sales force actively supports these selected occupational health clinics in their marketing of the ExpressTest program to potential industrial clients in their regional area. Biosite currently has six sales professionals actively establishing select providers to be a part of the ExpressTest program.

  Triage Cardiac

     In 1992, over 6.0 million people in the United States visited hospital emergency departments exhibiting symptoms of a heart attack. Of those, approximately 650,000 were diagnosed with AMI and approximately 800,000 were diagnosed with unstable angina. In total, approximately 1.9 million of the patients who presented with chest pain were admitted to coronary care units. Of these, approximately 30,000 to 60,000 patients were misdiagnosed as not having an AMI. Additionally, approximately 500,000 of these patients who had not had an AMI were admitted to hospitals and ultimately released within two days. The Company believes that rapid, quantitative results for multiple cardiac markers provided at the point-of-care may have a positive impact on misdiagnosed AMI, and may provide substantial benefits to patients and savings to the hospital.

     AMI is generally caused by the blocking or "occlusion" of an artery providing oxygen-carrying blood to the heart. Without oxygen, the heart muscle is destroyed, and a prolonged occlusion results in additional muscle damage. The destruction of such cells in the heart muscle results in the release of several markers into the bloodstream, including creatinine kinase ("CK-MB"), Troponin I and Myoglobin.

     In general, for early diagnosis of AMI clinicians rely on electrocardiograms and on the measurement, over time, of CK-MB. Troponin I and Myoglobin are also emerging as useful adjuncts to CK-MB in the detection of heart attacks. The Company believes that the concentrations of these three markers typically peak and fall over different time periods and that the simultaneous measurement of these markers is a more accurate diagnostic technique for AMI than the measurement of any one single marker. Studies have shown that serum concentrations of Myoglobin are elevated most quickly post-AMI. Additionally, serial quantitative measurement of Myoglobin has demonstrated a significantly higher sensitivity in diagnosing AMI than CK-MB in patients presenting within 12 hours of AMI symptom onset. Troponin I has been shown to maintain an elevated concentration for a longer period of time than CK-MB and Myoglobin.

     Several diagnostic tests have recently been developed to quantitatively measure the blood levels of such markers. Unfortunately, the measurement of multiple markers currently requires large, centralized immunoassay systems that cannot directly analyze whole blood and are not always available on a STAT basis. Additionally, these systems require multiple reagent packs, frequent standardization and quality control. Since turnaround time for such test results is critical, current immunoassay systems may not satisfy physician needs.

     The Company believes that a point-of-care test capable of quantitatively measuring multiple markers of an AMI would have a positive impact on patient care. Accordingly, the Company's Triage Cardiac product under development is being designed to quantitatively measure the level of CK-MB, Troponin I and Myoglobin in a single test device from a sample consisting of two drops of whole blood. The hand-held Triage CareLink meter under development is being designed to provide quantitative results of such measurements at or near the point-of-care. Triage Cardiac may aid in the detection of AMI by providing point-of-care quantitative results in approximately 10 minutes, providing physicians with the ability to make treatment decisions in a timely manner.

     Triage Cardiac is in the late stages of development with clinical investigations expected to begin in the first half of 1997. If successfully developed and cleared for marketing, the Company anticipates selling Triage Cardiac directly in the United States and through KDK in Japan. The Company currently has an agreement with Merck regarding distribution of Triage Cardiac in certain countries in Europe and Latin America and in South Africa. However, as part of its decision to refocus away from certain aspects of the human diagnostics business, Merck has informed the Company that Merck is considering assigning its rights concerning the marketing of Triage Cardiac either to a third party or back to the Company.

  Triage C. diff

     Clostridium difficile ("C. difficile") is an opportunistic pathogen of the intestinal tract that may thrive as a result of broad spectrum antibiotic treatment. The bacteria may be found in asymptomatic carriers or may be spread among hospital patients that are immunocompromised or receiving antibiotics. Cytotoxins produced by the bacteria mediate C. difficile-associated disease ("CDAD"), which may include antibiotic-associated diarrhea and antibiotic-associated pseudo-membranous colitis. Due to the contagiousness of CDAD, patients identified as possibly having CDAD are usually placed in isolation until the infection is controlled. Symptoms of CDAD include diarrhea as well as fluid and weight loss. It has been estimated that in 1995, approximately 3.0 million rapid tests for C. difficile were performed in the United States. This number is expected to continue to rise due to the expected increase in the number of patients who are immunocompromised.

     Until recently, the use of a cytotoxic test, which takes 48 to 72 hours to produce diagnostic results, was the only means to identify the toxin associated with C. difficile. More recently, in response to the need for more rapid identification of the C. difficile toxin, several manufacturers have developed and marketed enzyme-linked immunosorbent assay ("ELISA") tests that can be performed in one to two hours. These ELISA test formats are used by the majority of the hospitals testing for the toxin.

     Although the ELISA technology has been a great improvement over the cytotoxic test, it still requires several precisely timed steps as well as multiple standards every time the test is performed, making it unlikely the testing will be done whenever an individual specimen is sent to the laboratory. The multiple standards and quality controls required with each run make the processing of individual specimens expensive. As a result, specimens are generally only processed in "batch" mode, delaying the time to a diagnostic result, and the time by which a physician receiving the information can take therapeutic measures.

     Triage C. diff is designed to simplify the laboratory procedure and improve time to result to the physician by enabling laboratories to complete testing for the bacteria and toxin in approximately 10 minutes. Because the test is being designed with built-in controls and standards, the test may be able to be performed individually or in batches, by any laboratory technician, without compromising the quality of the result. Triage C. diff may thus reduce time to initiate therapy and minimize time in isolation. Rapid, accurate diagnosis of the bacteria and toxin should enable earlier treatment, which may reduce length of stay in the hospital and reduce cost.

     Triage C. diff is in the late stages of development with clinical investigations expected to begin in the first half of 1997. If successfully developed and cleared for marketing, the Company expects to market this product directly in the United States.

  Triage O&P

     Parasitic infection is a common cause of gastrointestinal disease and diarrhea. Some of the more common parasites responsible for such infection are Giardia lamblia ("Giardia"), Cryptosporidium parvum ("C. parvum"), Entamoeba histolytica and Microsporidia species. According to the U.S. Centers for Disease Control and Prevention ("CDC"), more than 900,000 people in the United States become ill each year from waterborne parasites. Additionally, with the increase in world travel, it is probable that the number of cases diagnosed in the United States will rise. Further, parasites frequently infect immunocompromised patients, especially HIV infected patients, which has lead to an increase in the incidence of infection by Microsporidia species.

     The most commonly employed method of detecting parasites from stool samples is by manual ova and parasite ("O&P") microscopic examination, typically of three consecutive stool specimens from the patient. The preparation of the sample by a laboratory technologist involves stool specimen dilution and the preparation of multiple microscope slides. Each slide must then be observed via microscope by a technologist trained in the identification of parasites. The time to diagnose parasitic infection is prolonged due to the need for manual microscopic examination of multiple stool specimens per patient. The prolonged time to obtain results may delay the treatment of patients, and ultimately increase the cost of health care for such patients.

     It is estimated that in 1995 over four million O&P microscopic examinations were performed in the United States. Because of the cumbersome procedure and limited test menu of the current ELISA test formats, these tests have had limited success in hospitals that perform larger volumes of tests in batches. Recently, several manufacturers have developed and marketed ELISA tests for the more rapid identification of two of the more common parasites Giardia and C. parvum. Such tests are, however, subject to numerous limitations, including the requirement of multiple timed steps, two hour time to result, a need to run additional standards and controls with patient specimen and availability of tests for two parasites only.

     Triage O&P is designed to replace the standard O&P microscopic detection method for three of the most commonly encountered parasites: Giardia, C. parvum and Entamoeba histolytica in a single test device. Future versions of Triage O&P may include a test for Microsporidia species. Because each test device includes standards and controls, the product may be able to be used for any volume of tests. If successfully developed and approved for marketing, Triage O&P may make rapid results (approximately 10 minutes) available to hospitals of any size, including facilities that previously sent such testing to a reference lab. The Company expects that Triage O&P will have sensitivity comparable to the current O&P microscopic examination, but will require only a single patient specimen. This should greatly reduce the collection burden for the patient, and reduce the amount of labor for the laboratory technician, thereby reducing costs. Additionally, the length of time physicians wait for results may be reduced.

     Triage O&P is in the late stages of preclinical development.

  Triage Enteric

     Gastroenteritis, commonly described as "food poisoning," often occurs among individuals who have consumed contaminated foods or been exposed to stool contaminated with microorganisms such as Salmonella, Campylobacter jejuni/coli, Shigella and E. coli 0157. Eight to 24 hours after such exposure, individuals may experience abdominal pain, nausea and diarrhea. It is estimated that in the United States over 14 million stool cultures are performed annually for the diagnosis of food poisoning. Microorganisms are often implicated in such cases. According to the CDC, there are over six million cases of foodborne disease annually in the United States.

     Stool culture, currently the primary method of diagnosing food poisoning, involves the inoculation of multiple culture plates with stool specimen. After 24 to 48 hours, culture plates that exhibit bacterial growth are subjected to biochemical tests that typically take an additional 24 hours. As a result of such a prolonged testing procedure, physicians generally wait 48 to 72 hours for test results.

     Triage Enteric is being developed for identification of three of the most common enteric bacteria responsible for food poisoning, Salmonella, Campylobacter jejuni/coli and Shigella. Future versions of Triage Enteric may include a test for E. coli 0157. Triage Enteric would enable the laboratory technician to rapidly detect from a stool specimen the presence of such enteric bacteria. This should greatly reduce the amount of labor required of laboratory technicians, thereby reducing costs. Additionally, the length of time by which results can be returned to the physician would be improved.

     Triage Enteric is in the development stage.

  Triage Transplant

     Transplants of human organs generally require suppression of the immune system of the organ recipient. Cyclosporine is the most widely used pharmaceutical for such purposes, with annual worldwide sales in excess of $1.0 billion. Novartis is the developer and leading supplier of cyclosporine, and is involved in several collaborations in the organ transplant field that include health care management, xenotransplantation, and near-patient testing in an effort to support the use of organ transplantation. Cyclosporine is chronically administered to patients who have received an organ transplant. Over 18,000 patients undergo organ transplantation in the United States annually. In excess of 200,000 organ recipients worldwide take immunosuppressant drugs on a daily basis.

     The blood level of cyclosporine must be monitored to ensure that a patient receives the appropriate therapeutic dose while minimizing toxicity. Patients receiving cyclosporine must maintain a minimum concentration of the drug for it to be effective, yet maintain a level that is low enough not to be toxic. This range is often referred to as the therapeutic window. Physicians primarily rely on large, centralized laboratories to measure cyclosporine blood levels. The physician typically does not receive test results for at least 24 to 48 hours, requiring a call back to the patient if the dose of the drug needs to be adjusted. A smaller share of cyclosporine testing is performed by high performance liquid chromatography ("HPLC"). The current worldwide market for cyclosporine testing by immunoassay is estimated to be over 4.0 million tests per year. Patients are monitored frequently in the immediate post-transplant time-frame with reduced but continued testing, an average of four times per year, for the remainder of the patient's lifetime.

     Triage Transplant is designed to utilize the Triage CareLink meter to enable a physician to easily, rapidly and accurately measure cyclosporine levels. Triage Transplant is being developed to provide physicians with a cost-effective means of determining cyclosporine levels at the point-of-care which provides the physician with the ability to optimize drug therapy during the patient's visit. As part of its research and development collaboration with Novartis, Biosite has obtained licenses to certain technology that makes rapid analysis of cyclosporine levels possible. See "-- Strategic and Distribution Arrangements."

     Triage Transplant is in the preclinical development stage. If successfully developed and approved for marketing, the Company expects Novartis to support the promotion of Triage Transplant worldwide.

RESEARCH AND DEVELOPMENT

     As of November 30, 1996, the Company had 60 employees in research and development, of which 15 have Ph.D.s. The Company's research and development organization is dedicated to the discovery and development of new technologies which can be applied to future products and the development of new products in its existing platform technologies.

     The Company has research staff dedicated to the development and production of antibodies through a variety of techniques. Recombinant techniques are used to express proteins for use as diagnostic targets. The Company's staff of chemists and biochemists synthesize drug targets and compounds for use as diagnostic labels as well as seek to perfect techniques for coupling these compounds to biological reagents such as antibodies. The Company's development engineering staff is involved in the design and development of new diagnostic device technologies as well as processes for their fabrication and interface with biological and chemical reagents. The Company's product development group completes final optimization of assays and the Company's regulatory affairs group controls all in-house and external clinical trials of the Company's products and prepares applications to the FDA for pre-market clearance or approval.

MANUFACTURING

     As of November 30, 1996, the Company had 42 employees in manufacturing involved in reagent production, device assembly, engineering, quality assurance/quality control and materials management.

     Biosite maintains worldwide manufacturing rights to all current and future products. A key strategy of the Company is to provide high quality analytical results in an efficient manner. To this end, the Company invests in the design and development of manufacturing systems and technologies that can produce a high quality product using controlled, cost-effective manufacturing processes and equipment. Triage C. diff, Triage O&P, and Triage Enteric are being developed to utilize the same or similar processes and equipment as Triage DOA. The Company believes that the experience it has acquired in manufacturing Triage DOA will provide benefits in product quality and cost in manufacturing for its products under development. The Company expects its manufacturing capacities will allow such potential products and Triage DOA to be manufactured concurrently in the same facility.

     All raw materials required to manufacture Triage DOA are obtained from outside suppliers. All antibodies used in the manufacture of Triage DOA were developed by Biosite and the cell lines are owned by Biosite. Production quantities of most of the antibodies are produced by two vendors. In addition, Biosite maintains its own in-house antibody production capability.

     The Company manufactures Triage DOA at its facility in San Diego, California. The facility has received its registration as a diagnostic product manufacturer from the FDA and from the California Department of Health Services. The Company has also been licensed and certified to manufacture products using controlled substances by the U.S. Drug Enforcement Agency. There can be no assurance that the Company can continue to comply with all government requirements and regulations which may lead to the suspension or revocation of its right to manufacture. See "Risk
Factors -- Government Regulation" and "-- Government Regulation."

     The Company is also developing novel and sophisticated processes and equipment for the future production of its Triage Cardiac and Triage Transplant products. LRE will manufacture and supply the meter used in conjunction with the Company's Triage CareLink System platform products. The Company is increasing its manufacturing space at its San Diego facility to accommodate production of Triage Cardiac.

SALES AND MARKETING

     As of November 30, 1996, the Company has 31 employees in various sales and marketing functions. The Company markets its Triage DOA to hospital laboratories and emergency departments in the United States through CMS, a laboratory products distributor, and in certain countries in Europe, Latin America, the Middle East, Asia and Africa through Merck. The Company anticipates it may directly market in the United States its cardiac, microbiology and therapeutic drug monitoring products under development. In geographic markets outside the United States, the Company intends to establish relationships with marketing partners, where appropriate, for these potential products. The Company believes it has the management resources necessary to significantly expand its sales force for the promotion of its potential products. There can be no assurance that any of the Company's products under development will be successfully developed and approved for marketing.

STRATEGIC AND DISTRIBUTION ARRANGEMENTS


     Biosite's strategy for the research, development, commercialization and distribution of certain of its products entails entering into various arrangements with corporate partners, licensors, licensees and others, and is dependent upon the success of these parties in performing their responsibilities. There can be no assurance that such parties will perform their obligations as expected or that any revenue will be derived from such arrangements. Under the provisions of Biosite's existing arrangements, Biosite is not obligated to make any material capital expenditures. Biosite does currently plan to expend approximately $4.0 million for the expansion and development of its manufacturing capabilities in connection with the anticipated launch of the Company's products currently under development. If products are successfully developed under certain of the Company's existing arrangements, royalties will be payable by the Company at rates up to 8% of sales of products which incorporate licensed technology.


  Curtin Matheson Scientific division of Fisher Scientific Company

     In November 1991, the Company entered into a distribution agreement (the "CMS Agreement") with CMS pursuant to which the Company granted to CMS an exclusive right to distribute Triage DOA to hospitals, non-industrial laboratories and certain other health and medical organizations within the United States. Under certain circumstances, the Company is obligated to make a one-time payment to CMS in the event that the Company elects to terminate the CMS Agreement without cause or to engage in a merger, reorganization or transfer or sale of substantially all of its stock or assets to which the CMS Agreement relates, provided that CMS gives timely notice of objection to such merger, reorganization or transfer or sale of stock or assets. CMS purchases Triage DOA on a monthly basis through firm purchase orders on a per device fixed price basis. CMS accounted for 88%, and 80% of Biosite's product sales for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively. In March 1996, the parties executed an amendment to the CMS Agreement, setting forth certain purchase and cumulative sales targets for the first half of 1996 and third and fourth quarters of 1996 which if not met gave Biosite the option to terminate the CMS Agreement and further obligated CMS to pay to Biosite a penalty if it failed to meet such purchase and cumulative sales targets for 1996. CMS missed the first half of 1996 purchase and cumulative sales targets by 18% and consequently incurred a penalty. In August 1996, Biosite agreed to continue the distribution agreement and to forgive a portion of the penalty each year that CMS meets additional sales milestones commencing with the fourth quarter of 1996 and continuing through 1999. The August 1996 agreement eliminated the 1996 third quarter purchase and cumulative sales targets, and the 1996 fourth quarter purchase and cumulative sales targets were replaced by revised milestones. The revised milestones are based upon quarterly average monthly kit sales of Triage DOA (each kit consisting of 25 Triage DOA devices). CMS achieved the initial sales target for the fourth quarter of 1996 and consequently a portion of the penalty has been forgiven. There can be no assurance that the additional targets will be met. The CMS Agreement provides for a six-month transition period in the event of termination. If Biosite elects to terminate the CMS Agreement, it may appoint a new distributor or expand its own sales force to sell Triage DOA directly in the United States.

  Merck KGaA

     In July 1992, the Company entered into a distribution agreement with Merck, pursuant to which the Company granted to Merck an exclusive right to market and distribute Triage DOA in certain countries in Europe, Latin America, the Middle East, Asia and Africa. Merck purchases Triage DOA in U.S. dollars on a quarterly basis through firm purchase orders on a per device fixed price basis. The distribution agreement provides for minimum annual purchase quantities. Merck accounted for $1,345,000 and $1,652,000 of Biosite's product sales for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively.

     In June 1994, the Company entered into two additional agreements with Merck, a collaborative development agreement and a supply and distribution agreement, in connection with the Company's development of Triage Cardiac. Under the terms of such agreements, the Company and Merck agreed to jointly develop, perform clinical testing of, and obtain regulatory approval for Triage Cardiac. The agreement further provides that the Company is to be responsible for the design, development and manufacturing scale-up of Triage Cardiac and the reagents used in connection therewith, and for the clinical trials and regulatory approval of Triage Cardiac for use in the AMI diagnosis field in Japan and the United States. Merck is obligated to perform clinical trials and obtain regulatory approval for the product for use in the AMI diagnosis field in certain countries in Europe and Latin America and in South Africa. Additionally, Biosite is obligated to fund 60% and Merck is obligated to fund the remaining 40% of the costs incurred by both parties in developing, manufacturing and obtaining regulatory approval for the product, subject to certain maximum aggregate expenditure limitations and subject further to a reduction in Merck's funding obligations of 40% of payments which Biosite receives from KDK in connection with the development and commercialization of Triage Cardiac in Japan. The agreements further specify that Merck is to be the exclusive distributor of Triage Cardiac for use in the AMI diagnosis field in certain countries in Europe and Latin America and in South Africa, while the Company is to retain distribution rights to the product in the remainder of the world and for uses other than the diagnosis of AMI. The total cost of the development of Triage Cardiac is estimated to be approximately $10.0 million. If Triage Cardiac is approved for commercial sale, Merck will purchase the Triage Cardiac test cartridges from Biosite in U.S. dollars on a quarterly basis through firm purchase orders on a per device formula price basis. Merck will purchase the Triage CareLink meter directly from LRE. Under certain circumstances, if the Company is unable to supply forecasted quantities of Triage Cardiac to Merck, Merck can obtain a license to manufacture Triage Cardiac for its requirements in return for a royalty payable to Biosite. As part of its decision to refocus away from certain aspects of the human diagnostics business, Merck has informed the Company that Merck is considering assigning its rights under its agreements with the Company concerning the marketing of Triage Cardiac either to a third party or back to the Company.

  LRE Relais + Elektronik GmbH


     In September 1994, the Company entered into an agreement with LRE (the "LRE Agreement") for the development of a hand-held meter to be used in all Triage CareLink System products currently under development, including Triage Cardiac and Triage Transplant. Under the terms of the LRE Agreement, LRE is obligated to develop and produce the fluorescent meter according to specifications provided by Biosite. In return, the Company agreed to compensate LRE for certain development and tooling expenses incurred in connection therewith, based upon LRE's successful completion of certain feasibility, prototype and preproduction milestones. Under the terms of the LRE Agreement, the Company's obligations for development expenses and costs are not to exceed approximately $1.9 million, of which approximately $470,000 is for prototype and preproduction tooling costs. As of September 30, 1996, the Company had paid or accrued expenses and costs under the LRE Agreement of approximately $1.77 million. In addition, the agreement specifies that LRE is to be the Company's exclusive supplier of the Triage CareLink meter during the term of the LRE Agreement, unless LRE is incapable of satisfying Biosite's needs or is prohibited from producing such meters for a specific immunoassay application. Biosite will purchase the Triage CareLink meter from LRE in Deutsche Marks on a quarterly basis through firm purchase orders on a per device price basis which varies according to sales volume. Biosite has the right to designate third parties, including Merck, who can purchase Triangle CareLink meters directly from LRE.

  ARKRAY KDK Corporation

     In February 1995, the Company entered into a development, supply and distribution agreement with KDK, pursuant to which the parties agreed to collaborate in the development and marketing of Triage Cardiac. Under the terms of the agreement, KDK is obligated to provide certain funding of up to $2.0 million for the Company's development of Triage Cardiac, $500,000 of which has been paid and the remainder of which is to be paid based upon the Company's achievement of certain milestones. In exchange for this funding, the Company has granted KDK the exclusive right to distribute Triage Cardiac in Japan and in certain countries of Asia, the Middle East and Pacific Island countries. The Company is responsible for costs associated with performing clinical trials on and obtaining regulatory approval of Triage Cardiac in the United States, while KDK is responsible for such costs in Japan and in certain countries of Asia, the Middle East and Pacific Island countries. If Triage Cardiac is approved for commercial sale, KDK will purchase Triage Cardiac test cartridges from Biosite in U.S. dollars on a quarterly basis through firm purchase orders on a per device fixed price basis. KDK will also purchase the Triage CareLink meter from the Company on a per device fixed price basis. The distribution agreement provides for minimum annual purchase quantities. KDK can terminate this agreement at any time.

  Novartis Pharma Inc.


     In September 1995, the Company entered into two license agreements with Novartis relating to the Company's development of Triage Transplant. The first license is for cyclosporine antibodies and the second license is for certain antibody-based assays. Under the terms of the agreements, and upon the Company's successful completion of certain feasibility requirements, the Company has the right to make, have made, use and sell Triage Transplant using the licensed Novartis antibodies and related technologies. The agreements contemplate that the Company is to be responsible for all costs associated with the development of Triage Transplant. Additionally, upon entering into the two licenses, the Company made certain initial payments (aggregating approximately $325,000) to Novartis and is obligated to make additional payments of up to approximately $225,000 to Novartis based upon the achievement of certain product development milestones, and to pay royalties on sales of products developed by the Company using such antibodies or related technologies. In connection with the agreement, Novartis purchased $1.0 million of five-year 8% convertible debentures which convert into 92,222 shares of Common Stock of the Company upon the closing of this offering (based upon interest through January 31, 1997 and an assumed initial public offering price of $12.00 per share). The Company is obligated to sell to Novartis up to $1.0 million in additional five-year 8% convertible debentures upon the attainment of certain milestones. The debentures will be convertible, at the sole option of the Company, into shares of Biosite Common Stock at the initial offering price.


PROPRIETARY TECHNOLOGY AND PATENTS

     The Company's ability to compete effectively will depend in part on its ability to develop and maintain proprietary aspects of its technology, and to operate without infringing the proprietary rights of others or to obtain rights to such proprietary rights. Biosite has U.S. and foreign issued patents and is currently prosecuting patent applications in the United States and with certain foreign patent offices. There can be no assurance that any of the Company's pending patent applications will result in the issuance of any patents, that the Company's patent applications will have priority over others' applications, or that, if issued, any of the Company's patents will offer protection against competitors with similar technology. There can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented in the future or that the rights created thereunder will provide a competitive advantage.

     Litigation may be necessary to enforce any patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others. In March 1996, the Company settled a potential patent infringement claim by obtaining a license to the contested patent in return for a one-time payment of $2.2 million. In September 1996, the Company settled a patent infringement lawsuit filed by Abbott Laboratories and obtained a license to the contested patent in return for the payment of $5.5 million and the agreement to pay certain royalties. There can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or interference proceedings conducted in the USPTO to determine the priority of inventions.

     The Company recently received a letter from B-D, a major manufacturer of medical supplies, devices and diagnostic systems, offering to license a U.S. patent held by B-D to the Company. B-D did not propose any license terms in its letter. The Company has reviewed such patent and believes that it has defenses to any infringement claim under such patent. In addition, Biosite recently received a letter from Spectral, a manufacturer of rapid-format cardiac-diagnostic panels, informing the Company that Spectral holds a U.S. patent covering a kit for diagnosing and distinguishing chest pain and that it recently received a notice of allowance from the USPTO with respect to a second patent application. This letter states that Spectral has not yet determined its position with respect to the licensing of its technology. The Company is currently reviewing the issued patent cited in this letter and the materials provided by Spectral with respect to the allowed patent application and is evaluating their potential impact on Triage Cardiac. There can be no assurance that B-D or Spectral will not initiate litigation alleging that Triage DOA or Triage Cardiac, respectively, infringe claims under such manufacturer's patents. Such litigation, if initiated, could seek to recover damages as a result of any sales of such products and to enjoin further such sales. The outcome of litigation is inherently uncertain and there can be no assurance that a court would not find such claims valid and that the Company had no successful defense to such claims. An adverse outcome in litigation or the failure to obtain a necessary license could subject the Company to significant liability and could prevent Biosite from selling Triage DOA or Triage Cardiac which could have a material adverse effect on the company's business, financial condition and results of operations.


     The defense and prosecution of intellectual property suits, USPTO interference proceedings, and related legal and administrative proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties. Further, either as the result of such litigation or proceedings or otherwise, the Company may be required to seek licenses from third parties which may not be available on commercially reasonable terms, if at all.

     Triage DOA and products under development may incorporate technologies that are the subject of patents issued to, and patent applications filed by, others. The Company has obtained licenses for certain technologies. However, there can be no assurance that the Company will be able to obtain licenses for technology patented by others on commercially reasonable terms, if at all, that it will be able to develop alternative approaches if unable to obtain licenses or that the Company's current and future licenses will be adequate for the operation of Biosite's business. The failure to obtain necessary licenses or to identify and implement alternative approaches would prevent the Company from commercializing certain of its products under development and would have a material adverse effect on the Company's business, financial condition and results of operations.

     Biosite is aware of a U.S. patent owned by Celltech relating to the manufacture of antibodies, such as those developed or being developed by Biosite for Triage Cardiac, Triage O&P, Triage C. diff and Triage Enteric. Biosite is also aware that this patent is the subject of an interference proceeding in the USPTO which was initiated in February 1991 with a patent application filed by Genentech. In June 1996, the EPO invalidated, following an opposition, certain claims under Celltech's corresponding EPO-granted patent which may be relevant to Biosite's products and products under development. Celltech has indicated that it will appeal such decision. If Celltech does appeal, such claims can be reinstated, at least until a final decision is rendered. If it is determined that aspects of the manufacturing of Biosite's antibodies are covered by patent claims stemming from the interference or if Celltech were to have such claims upheld on appeal, or if patent infringement litigation is brought against the Company by either Celltech or Genentech, Biosite may be required to obtain a license under such patents and corresponding patents in other countries. There can be no assurance that a license would be made available to Biosite on commercially reasonable terms, if at all. If such license is required and not obtained the Company might be prevented from using certain of its manufacturing technologies. The Company's failure to obtain any required licenses could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company also relies upon trade secrets, technical know-how and continuing invention to develop and maintain its competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets, or that the Company will be capable of protecting its rights to its trade secrets.

     Others may have filed and in the future are likely to file patent applications that are similar or identical to those of the Company. To determine the priority of inventions, the Company may have to participate in interference proceedings declared by the USPTO that could result in substantial cost to the Company. No assurance can be given that any patent application of another will not have priority over patent applications filed by the Company.

     The commercial success of the Company also depends in part on the Company neither infringing patents or proprietary rights of third parties nor breaching any licenses that may relate to the Company's technologies and products. The Company is aware of several third-party patents that may relate to the Company's technology. There can be no assurance that the Company does not or will not infringe these patents, or other patents or proprietary rights of third parties. In addition, the Company has received and may in the future receive notices claiming infringement from third parties as well as invitations to take licenses under third party patents. Any legal action against the Company or its collaborative partners claiming damages and seeking to enjoin commercial activities relating to the Company's products and processes affected by third party rights, in addition to subjecting the Company to potential liability for damages, may require the Company or its collaborative partner to obtain a license in order to continue to manufacture or market the affected products and processes. There can be no assurance that the Company or its collaborative partners would prevail in any such action or that any license (including licenses proposed by third parties) required under any such patent would be made available on commercially acceptable terms, if at all. There are a significant number of U.S. and foreign patents and patent applications in the Company's areas of interest, and the Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's managerial and financial resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The market in which the Company competes is intensely competitive. Biosite's competitors include health care companies that manufacture laboratory-based tests and analyzers, as well as clinical and hospital-based laboratories. Currently, the majority of diagnostic tests used by physicians and other health care providers are performed by independent clinical and hospital-based laboratories. The Company expects that these laboratories will compete vigorously to maintain their dominance of the testing market. In order to achieve market acceptance for its products, the Company will be required to demonstrate that its products are an attractive alternative to testing performed by clinical and hospital-based laboratories. This will require physicians to change their established means of having such tests performed. There can be no assurance that the Company's products will be able to compete with the testing services provided by these laboratories. In addition, companies with a significant presence in the diagnostic market, such as Abbott Laboratories, Boehringer Mannheim, Chiron Diagnostics, Clinical Diagnostic Systems, a division of Johnson & Johnson, DADE International, and Roche Biosciences, Inc., have developed or are developing diagnostic products that do or will compete with the Company's products. These competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than the Company. Moreover, such competitors offer broader product lines and have greater name recognition than the Company, and offer discounts as a competitive tactic. In addition, several smaller companies are currently making or developing products that compete with or will compete with those of the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than the Company's current or future products, or that would render the Company's technologies and products obsolete. Moreover, there can be no assurance that the Company will have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. In addition, there can be no assurance that competitors, many of which have made substantial investments in competing technologies that may be more effective than the Company's technologies will not prevent, limit or interfere with the

Company's ability to make, use or sell its products either in the United States or in international markets. See " -- Technology and "-- Products and Products under Development."

GOVERNMENT REGULATION

     The testing, manufacture and sale of the Company's products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. The Company will not be able to commence marketing or commercial sales in the United States of new products under development until it receives clearance or approval from the FDA, which can be a lengthy, expensive and uncertain process. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution. The FDA also has the authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

     In the United States, medical devices are classified into one of three classes (i.e., Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to cGMP) and Class II devices are subject to general and special controls (e.g., performance standards, postmarket surveillance, patient registries and FDA guidelines). Generally, Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices or new devices which have been found not to be substantially equivalent to legally marketed devices).

     Before a new device can be introduced in the market, the manufacturer must generally obtain FDA clearance or approval through either clearance of a 510(k) notification or approval of a PMA application. A PMA application must be filed if a proposed device is a new device not substantially equivalent to a legally marketed Class I or Class II device, or if it is a preamendment Class III device for which the FDA has called for PMAs. A PMA application must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical investigations, bench tests, laboratory and animal studies. The PMA application must also contain a complete description of the device and its components and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature and any training materials. The PMA approval process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

     Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA application is complete, the FDA will accept the application for filing. Once the submission is accepted, the FDA begins an in-depth review of the PMA. The FDA review of a PMA application generally takes one to three years from the date the application is accepted, but may take significantly longer. The review time is often significantly extended by the FDA asking for more information or clarification of information already provided in the submission. During the review period, an advisory committee, typically a panel of clinicians, will likely be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. The FDA is not bound by the recommendation of the advisory panel. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with applicable cGMP requirements. If FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter, authorizing commercial marketing of the device for certain indications. If the FDA's evaluation of the PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA application or issue a non-approvable letter. The FDA may determine that additional clinical investigations are necessary, in which case the PMA may be delayed for one or more years while additional clinical investigations are conducted and submitted in an amendment to the PMA. Modifications to a device that is the subject of an approved PMA, its labeling or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. Supplements to an approved PMA often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

     A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or a preamendment Class III medical device for which the FDA has not called for PMAs. The FDA recently has been requiring more rigorous demonstration of substantial equivalence than in the past, including in some cases requiring submission of clinical data. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance but may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional information, could prevent or delay the market introduction of new products that fall into this category. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions.

     The Company has made modifications to Triage DOA since receipt of initial 510(k) clearance. With respect to several of these modifications, the Company has filed new 510(k) notices describing the modifications, and has received FDA clearance of those 510(k) notices. The Company has made other modifications to Triage DOA which the Company believes do not require the submission of new 510(k) notices. There can be no assurance, however, that the FDA would agree with any of the Company's determinations not to submit a new 510(k) notice for any of these modifications, or would not require the Company to submit a new 510(k) notice for any of these modifications made to Triage DOA. If the FDA requires the Company to submit a new 510(k) notice for any device modification, the Company may be prohibited from marketing the modified Triage DOA until the 510(k) notice is cleared by the FDA.

     The Company is uncertain of the regulatory path to market that the FDA will ultimately apply to the Company's products currently in development. Although Triage DOA received 510(k) clearance, a PMA may be required for Triage Transplant or other products now in development. There can be no assurance that the FDA will not determine that the Company must adhere to the more costly, lengthy and uncertain PMA approval process for any of the Company's products in development.

     There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances for its products on a timely basis, if at all, and delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

     Before the manufacturer of a device can submit the device for FDA approval or clearance, it generally must conduct a clinical investigation of the device. Although clinical investigations of most devices are subject to the IDE requirements, clinical investigations of IVD tests, such as all of the Company's products and products under development, are exempt from the IDE requirements, including the need to obtain the FDA's prior approval, provided the testing is noninvasive, does not require an invasive sampling procedure that presents a significant risk, does not intentionally introduce energy into the subject, and is not used as a diagnostic procedure without confirmation by another medically established test or procedure. In addition, the IVD must be labeled for RUO or IUO, and distribution controls must be established to assure that IVDs distributed for research or clinical investigation are used only for those purposes.

     The Company intends to conduct clinical investigations of its products under development, which will entail distributing them in the United States on an IUO basis. There can be no assurance that the FDA would agree that the Company's IUO distribution of its IVD products under development will meet the requirements for IDE exemption. Furthermore, failure by the Company or the recipients of its products under development to maintain compliance with the IDE exemption requirements could result in enforcement action by the FDA, including, among other things, the loss of the IDE exemption or the imposition of other restrictions on the Company's distribution of its products under development, which would adversely affect the Company's ability to conduct the clinical investigations necessary to support marketing clearance or approval.

     Any devices manufactured or distributed by the Company pursuant to FDA clearance or approvals are subject to pervasive and continuing regulation by FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed cGMP requirements, which include testing, control and documentation requirements. Manufacturers must also comply with MDR requirements that a manufacturer report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

     The Company is subject to routine inspection by the FDA and certain state agencies for compliance with cGMP requirements, MDR requirements and other applicable regulations. The FDA has recently finalized changes to the cGMP requirements, including the addition of design controls that will likely increase the cost of compliance. Changes in existing requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operation. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition and results of operations.

     The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the Company's business, financial condition and results of operations.

     The use of Biosite's products is also affected by CLIA and related federal and state regulations which provide for regulation of laboratory testing. The scope of these regulations includes quality control, proficiency testing, personnel standards and federal inspections. CLIA categorizes tests as "waived," "moderately complex" or "highly complex," on the basis of specific criteria. There can be no assurance that any future amendment of CLIA or the promulgation of additional regulations impacting laboratory testing will not have a material adverse effect on the Company's ability to market its products or on its business, financial condition or results of operations.

EMPLOYEES

     As of November 30, 1996, Biosite employed 162 individuals. Of these, 17 hold Ph.D.s and 13 hold other advanced degrees. None of the Company's employees is covered by collective bargaining agreement. The Company believes that it maintains good relations with its employees.

FACILITIES

     The Company currently leases approximately 83,000 square feet of space in five buildings in the Sorrento Valley area in San Diego under leases that expire from September 1997 through September 1998 with renewal options through 2001. The Company believes these facilities are adequate for its current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed. The Company's current facilities are used for its administrative offices, research and development facilities and manufacturing operations.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company, their positions with the Company and ages as of December 31, 1996 are as follows:

                NAME                  AGE                             POSITION
------------------------------------  ---     ---------------------------------------------------------
Kim D. Blickenstaff.................   44     President, Chief Executive Officer, Treasurer, Secretary
                                                and Director
Gunars E. Valkirs, Ph.D. ...........   44     Vice President, Research and Development, Chief
                                                Technical Officer and Director
Thomas M. Watlington................   41     Senior Vice President
Charles W. Patrick..................   42     Vice President, Sales and Marketing
Christopher J. Twomey...............   37     Vice President, Finance and Chief Financial Officer
S. Nicholas Stiso, Ph.D. ...........   52     Vice President, Operations
Kenneth F. Buechler, Ph.D. .........   43     Vice President, Research
Timothy J. Wollaeger(1)(2)..........   53     Chairman of the Board
Thomas H. Adams, Ph.D. .............   53     Director
Frederick J. Dotzler(1)(2)..........   51     Director
Howard E. Greene, Jr. ..............   53     Director
Stephen K. Reidy....................   46     Director
Jesse I. Treu, Ph.D. ...............   49     Director

---------------
(1) Member of Compensation Committee.

(2) Member of Audit Committee.

     KIM D. BLICKENSTAFF, a founder of the Company, has been a director and the Company's President, Chief Executive Officer, Treasurer and Secretary since April 1988. He previously held various positions in finance, operations, research management, sales management, strategic planning, and marketing with Baxter Travenol, National Health Laboratories, and Hybritech Incorporated ("Hybritech"). Mr. Blickenstaff holds an M.B.A. from the Graduate School of Business, Loyola University, Chicago.

     GUNARS E. VALKIRS, PH.D., a founder of Biosite and a co-inventor of certain of its proprietary technology has been a director since April 1988 and Vice President, Research and Development and Chief Technical Officer since 1988. Prior to forming Biosite, he was a Scientific Investigator with the Diagnostics Research & Development Group at Hybritech, where he was the primary inventor of Hybritech's patented ICON technology. Dr. Valkirs holds a Ph.D. in Physics from the University of California at San Diego.

     THOMAS M. WATLINGTON joined the Company as Senior Vice President in December 1996. He was formerly Vice President, Marketing for the Diabetes Care Division for Boehringer Mannheim. From 1982 to December 1996, Mr. Watlington held various positions in marketing, strategic analysis and product development with Boehringer Mannheim. Mr. Watlington holds a B.S. degree from the University of Maryland.

     CHARLES W. PATRICK joined the Company in August 1990 as Vice President, Sales and Marketing. From 1978 to August 1990, Mr. Patrick held various positions in sales, sales management and product and marketing management with Abbott. From 1987 to August 1990, he was Group Marketing Manager for the Abused Drug Business Unit of Abbott where he managed the worldwide product launch of Abbott's TDx and ADx bench top testing systems. Mr. Patrick holds a B.A. from the University of Central Florida.

     CHRISTOPHER J. TWOMEY joined the Company as Director of Finance in March 1990 and was promoted to Vice President of Finance and Chief Financial Officer in 1993. From 1981 to March 1990, Mr. Twomey was employed by Ernst & Young LLP, where from October 1985 to March 1990, he served as Audit Manager. Mr. Twomey holds a B.A. in Business Economics from the University of California at Santa Barbara.

     S. NICHOLAS STISO, PH.D. joined the Company as Vice President, Operations in November 1989. Prior to joining Biosite, he was with Syntex Medical Diagnostics, a division of SYVA Co., where from April 1980 to April 1989, he was Manufacturing Director for the AccuLevel line of quantitative, non-instrumented, therapeutic drug assays. Dr. Stiso holds a Ph.D. in Physical Chemistry from Michigan State University in East Lansing, Michigan.

     KENNETH F. BUECHLER, PH.D., a founder of Biosite and a co-inventor of certain of Biosite's proprietary technology, has been Vice President, Research since January 1994. From April 1988 to January 1994, he was Director of Chemistry. Prior to forming Biosite, he was a Senior Scientist in the Diagnostics Research and Development Group at Hybritech. Dr. Buechler holds a Ph.D. in Biochemistry from Indiana University.

     TIMOTHY J. WOLLAEGER has served as Chairman of the Board of Directors since the Company's inception. He is the general partner of Kingsbury Associates, L.P., a venture capital firm he founded in December 1993. From May 1990 until December 1993, he was Senior Vice President and a director of Columbia Hospital Corporation (now Columbia/HCA Healthcare Corporation). From October 1986 until July 1993, he was a general partner of the general partner of Biovest Partners, A California Limited Partnership ("Biovest"), a seed venture capital firm. From 1983 to 1986, Mr. Wollaeger served as Senior Vice President and Chief Financial Officer of Hybritech. He is a director of Amylin Pharmaceuticals, Inc. ("Amylin") and Phamis, Inc., and a founder and director of several privately held medical products companies. He received an M.B.A. from Stanford University.

     THOMAS H. ADAMS, PH.D. joined the Board of Directors in September 1988. Dr. Adams was a founder of Genta Incorporated, a biotechnology company, and has been Chairman of the Board and Chief Executive Officer of Genta since February 1989. He previously served as Chairman of the Board and Chief Executive Officer of Gen-Probe Incorporated ("Gen-Probe"), which he co-founded in 1984. Prior to joining Gen-Probe, he held the positions of Senior Vice President of Research & Development and Chief Technical Officer at Hybritech. He had previously held senior scientific management positions with Technicon Instruments Corp., the Hyland Laboratories Division of Baxter Travenol, and DuPont. Dr. Adams is a director of Genta Incorporated, Life Technologies, Inc., La Jolla Pharmaceutical Company and two private biotechnology companies. He received his Ph.D. in Biochemistry from the University of California at Riverside.

     FREDERICK J. DOTZLER joined the Board of Directors in July 1989. Mr. Dotzler is General Partner of Medicus Venture Partners, a venture capital firm he founded in 1989. Prior to founding Medicus, Mr. Dotzler was a general partner of Crosspoint Venture Partners. Previously he held management positions with Millipore Corporation, G.D. Searle & Co., and IBM. He is a director of several privately held companies. Mr. Dotzler received a B.S. in Industrial Engineering from Iowa State University, an M.B.A. from the University of Chicago, and a degree in Economics from the University of Louvain, Belgium.

     HOWARD E. GREENE, JR. joined the Board of Directors in June 1989. Mr. Greene is a founder and Chairman of the Board of Amylin, a biotechnology company in late stage development of a drug candidate for diabetes, and he was Chief Executive Officer of Amylin from inception in September 1987 to July 1996. From October 1986 until July 1993, Mr. Greene was a general partner of the general partner of Biovest. From March 1979 to March 1986, he was Chief Executive Officer of Hybritech, and he was a co-inventor of Hybritech's monoclonal antibody assay technology. Prior to joining Hybritech, he was an executive with the medical diagnostics division of Baxter Healthcare Corporation from 1974 to 1979 and a consultant with McKinsey & Company from 1967 to 1974. He is Chairman of the Board of Cytel Corporation, a director of Allergan, Inc., Neurex Corporation and The International Biotechnology Trust plc, a foreign biotechnology investment company. Mr. Greene received an M.B.A. from Harvard University.

     STEPHEN K. REIDY joined the Board of Directors in July 1989. Since 1987, Mr. Reidy has been affiliated with Euclid Partners Corporation, a company engaged in venture capital investments in the health care and information technology industries. Mr. Reidy is a general partner of the General Partner of Euclid Partners III, L.P. and Euclid Partners IV, L.P. He is a director of Zynaxis, Inc., a drug delivery company, Chairman of the Board of a privately held neurological company and a director of a privately-held hospital software company. Mr. Reidy has an M.B.A. from Columbia University.

     JESSE I. TREU, PH.D. joined the Board of Directors in June 1990. He has been a general partner of Domain Associates, a venture capital firm specializing in life sciences, since 1986. Before joining Domain Associates in 1986, he was a principal of Channing, Weinberg and Company, Inc., and its venture capital spin-off CW Ventures, and was a director of Technicon Corporation responsible for marketing strategy and new product development in immunology and histopathology and previously held research and development, management and corporate staff positions at General Electric Company. Dr. Treu is a director of DNX Corporation, a pharmaceutical testing company, Geltex Pharmaceuticals, Inc., a developer of polymer based pharmaceuticals, and Lumisys, Inc., an electro-optical systems company. Dr. Treu received a Ph.D. in Physics from Princeton University.

     The Company currently has authorized eight directors. Upon the closing of this offering, the Company will have three classes of directors serving staggered three-year terms. All directors are elected to hold office until the next annual meeting of stockholders of the Company in which their three-year term expires and until their successors have been elected. The Company's officers are appointed by the directors and serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

BOARD COMMITTEES

     The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee, which consists of Mr. Dotzler and Mr. Wollaeger, reviews the results and scope of the annual audit and the services provided by the Company's independent accountants. The Compensation Committee, which consists of Mr. Dotzler and Mr. Wollaeger, makes recommendations to the Board of Directors with respect to general and specific compensation policies and practices of the Company and administers the Amended and Restated 1989 Stock Plan of Biosite (the "1989 Stock Plan"), the 1996 Stock Incentive Plan of Biosite (the "1996 Stock Plan") and the Biosite Employee Stock Purchase Plan (the "ESPP").

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Company's Compensation Committee during 1995 were Mr. Dotzler and Mr. Wollaeger. There were no interlocks or other relationships among the Company's executive officers and directors that are required to be disclosed under applicable executive compensation disclosure regulations.

COMPENSATION OF DIRECTORS

     Directors do not receive any fees for service on the Board of Directors. Directors are reimbursed for their expenses for each meeting attended. Directors are eligible to participate in the 1996 Stock Plan described below, although as of the date of this Prospectus, no options have been granted to non-employee directors.

EXECUTIVE COMPENSATION

     The following table sets forth compensation paid or awarded by the Company during the fiscal years ended December 31, 1995 and 1996 to the Company's Chief Executive Officer and the Company's four most highly compensated executive officers other than the Chief Executive Officer whose salary and bonus exceeded $100,000 during 1996.

                           SUMMARY COMPENSATION TABLE


                                                                                                LONG-TERM
                                                                                               COMPENSATION
                                                           ANNUAL COMPENSATION                    AWARDS
                                             -----------------------------------------------    SECURITIES
                                                                                OTHER           UNDERLYING
     NAME AND PRINCIPAL POSITION      YEAR   SALARY ($)(1)   BONUS ($)   COMPENSATION ($)(2)     OPTIONS
------------------------------------- ----   -------------   ---------   -------------------   ------------
Kim D. Blickenstaff.................. 1996     $ 189,242      $92,991          $   980            100,000(4)
  President and Chief Executive       1995       169,633       78,462              900             40,000
     Officer
Charles W. Patrick................... 1996       157,409       29,086              540             50,000(4)
  Vice President, Sales and Marketing 1995       151,000       27,002           59,290(3)           5,000
Gunars E. Valkirs.................... 1996       151,545       60,450              844             50,000(4)
  Vice President, Research and        1995       139,208       36,244              793             25,000
     Development
Kenneth F. Buechler.................. 1996       140,466       60,450              768             50,000(4)
  Vice President, Research            1995       125,823       36,244              709             25,000
S. Nicholas Stiso.................... 1996       146,033       26,042            1,980             50,000(4)
  Vice President, Operations          1995       134,554       27,002            1,787             20,000


---------------
(1) Includes amounts deferred by each individual under the Company's 401(k)
    Plan.
(2) Except where noted amounts represent payments on behalf of each individual for group term life insurance and separate term life insurance.
(3) Amount also includes forgiveness of a $36,000 relocation loan made in August 1990 which was forgiven in August 1995 and $22,776 related to income taxes associated with the forgiveness of the loan.
(4) On September 6, 1996, one half of these options were cancelled.

     The following tables set forth certain information as of December 31, 1996 and for the fiscal year then ended with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table above.

                       OPTION GRANTS IN FISCAL YEAR 1996
                               INDIVIDUAL GRANTS

                                                                                              POTENTIAL REALIZABLE
                                                                                                      VALUE
                                                                                             AT ASSUMED ANNUAL RATE
                                                  PERCENTAGE OF                                  OF STOCK PRICE
                                                  TOTAL OPTIONS                                   APPRECIATION
                                                   GRANTED TO     EXERCISE OR                  FOR OPTION TERM(5)
                                      OPTIONS     EMPLOYEES IN    BASE PRICE    EXPIRATION   -----------------------
               NAME                 GRANTED (1)    FISCAL YEAR     ($/SH)(4)       DATE       5% ($)        10% ($)
----------------------------------  -----------   -------------   -----------   ----------   --------       --------
Kim D. Blickenstaff...............     50,000(2)     5.2319%         $8.25        5/17/06    $259,419       $657,419
                                       50,000(3)     5.2319%         $5.50         9/6/06    $172,946       $438,279
Charles W. Patrick................     25,000(2)     2.6111%         $8.25        5/17/06    $129,710       $328,709
                                       25,000(3)     2.6111%         $5.50         9/6/06    $ 86,473       $219,140
Gunars E. Valkirs.................     25,000(2)     2.6111%         $8.25        5/17/06    $129,710       $328,709
                                       25,000(3)     2.6111%         $5.50         9/6/06    $ 86,473       $219,140
Kenneth F. Buechler...............     25,000(2)     2.6111%         $8.25        5/17/06    $129,710       $328,709
                                       25,000(3)     2.6111%         $5.50         9/6/06    $ 86,473       $219,140
S. Nicholas Stiso.................     25,000(2)     2.6111%         $8.25        5/17/06    $129,710       $328,709
                                       25,000(3)     2.6111%         $5.50         9/6/06    $ 86,473       $219,140

---------------

(1) These options vest daily over a four-year period commencing on the date of grant, except that no options are exercisable for the first six months after the date of grant. The number of shares which have vested under an option grant is determined by ascertaining the number of days subsequent to the date of the option grant, multiplying that number of days by the number of shares subject to the option grant, and in turn multiplying that product by
    0.000684931 (one divided by the product of 365 days and four years).

(2) These options were granted on May 17, 1996 and would have become exercisable commencing November 17, 1996, but they were cancelled on September 6, 1996 prior to becoming exercisable.

(3) These options were granted on September 6, 1996, vest daily through September 6, 2000 and vested options are exercisable from March 6, 1997 to September 6, 2006.
(4) The exercise price of each option was equal to 100% of the fair market value of the Common Stock on the date of grant, as determined by the Compensation Committee of the Board of Directors.
(5) The potential realizable value of each grant of options has been calculated, pursuant to the regulations promulgated by the Securities and Exchange Commission, assuming that the market price of the Common Stock appreciates in value from the date of grant to the end of the option term at the annualized rates of 5% and 10%, respectively. These values do not represent the Company's estimate or projection of future Common Stock value. There can be no assurance that any of the value reflected in the table will be achieved.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1996
                    AND OPTION VALUES AT END OF FISCAL 1996

                                                                        NUMBER OF            VALUE OF
                                                                        SECURITIES          UNEXERCISED
                                                                        UNDERLYING         IN-THE-MONEY
                                                                       UNEXERCISED          OPTIONS AT
                                                                        OPTIONS AT            FISCAL
                                                                    FISCAL YEAR-END(#)      YEAR-END($)
                                                                    ------------------   -----------------
                                    SHARES ACQUIRED      VALUE         EXERCISABLE/        EXERCISABLE/
               NAME                 ON EXERCISE(#)    REALIZED($)     UNEXERCISABLE        UNEXERCISABLE
----------------------------------- ---------------   -----------   ------------------   -----------------
Kim D. Blickenstaff................      20,000         $59,000        60,716/72,484     $298,906/$128,694
Charles W. Patrick.................          --              --        44,589/27,811      259,862/  34,839
Gunars E. Valkirs..................      10,000          29,500        54,147/39,053      275,915/  74,186
Kenneth F. Buechler................       2,000          12,400        62,680/44,520      317,713/  98,787
S. Nicholas Stiso..................          --              --        14,320/36,242       61,244/  64,347

---------------
(1) Calculated on the basis of the fair market value of the underlying securities at December 31, 1996, the fiscal year-end, minus the exercise price.

  Amended and Restated 1989 Stock Plan

     In July 1989, the Company's Board of Directors adopted the 1989 Stock Plan. The 1989 Stock Plan was amended at various times from its adoption to the date of this Prospectus to increase the number of shares available under the 1989 Stock Plan. A total of 1,692,000 shares of Common Stock is currently reserved for issuance under the 1989 Stock Plan pursuant to the direct award or sale of shares or the exercise of options granted under the 1989 Stock Plan. If any option granted under the 1989 Stock Plan expires or terminates for any reason without having been exercised in full, then the unpurchased shares subject to that option will once again be available for additional option grants. Unpurchased shares pursuant to options that expire or terminate under the 1989 Stock Plan shall be available for awards under the 1996 Stock Plan.

     Under the 1989 Stock Plan, all employees (including officers) and directors of the Company or any subsidiary and any independent contractor or advisor who performs services for the Company or a subsidiary are eligible to purchase shares of Common Stock and to receive awards of shares or grants of nonstatutory options. Employees are also eligible to receive grants of incentive stock options ("ISOs") intended to qualify under Section 422 of the Internal Revenue Code. The 1989 Stock Plan is administered by a committee of the Board of Directors of the Company, which selects the persons to whom shares will be sold or awarded or options will be granted, determines the number of shares to be made subject to each sale, award or grant, and prescribes other terms and conditions, including the type of consideration to be paid to the Company upon sale or exercise and vesting schedules, in connection with each sale, award or grant.

     The exercise price under the nonstatutory options generally must be at least 85% of the fair market value of the Common Stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of the Common Stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power of the Company, not less than 110% of such fair market value. The term of an option cannot exceed 10 years, and the term of an ISO granted to a holder of more than 10% of the voting power of the Company cannot exceed five years. Options generally expire not later than 90 days following a termination of employment or six months following the optionee's death or permanent disability. The purchase price of shares sold under the 1989 Stock Plan generally must be at least 85% of the fair market value of the Common Stock and, in the case of a holder of more than 10% of the voting power of the Company, not less than 110% of such fair market value. Under the 1989 Stock Plan, options granted pursuant to the 1989 Stock Plan will generally vest ratably over a period of four years.

     As of December 31, 1996, the Company had outstanding options to purchase an aggregate of 1,170,730 shares of Common Stock at exercise prices ranging from $0.24 to $8.25 per share, or a weighted average per share exercise price of $3.26. At December 1, 1996, a total of 35,756 shares of Common Stock was available for future issuance under the 1989 Stock Plan and became available for grant under the 1996 Stock Plan.

  1996 Stock Incentive Plan

     The 1996 Stock Plan was adopted by the Board of Directors on December 5, 1996, to be effective December 1, 1996, and was approved by the stockholders in December 1996. The 1996 Stock Plan replaces the Company's 1989 Stock Plan. Although all future awards will be made under the 1996 Stock Plan, awards made under the 1989 Stock Plan will continue to be administered in accordance with the 1989 Stock Plan. However, except as otherwise noted, the outstanding options under the 1989 Plan contain substantially the same terms and conditions specified below for option grants under the 1996 Stock Plan.

     The 1996 Stock Plan is administered by the Board of Directors or its delegate. The Board, or its delegate, selects the employees of the Company who will receive awards, determines the size of any award and establishes any vesting or other conditions. Employees, directors, consultants and advisors of the Company (or any subsidiary of the Company) are eligible to participate in the 1996 Stock Plan, although incentive stock options may be granted only to employees. No individual may receive options or stock appreciation rights ("SARs") covering more than 250,000 shares in any calendar year. The participation of the outside directors of the Company is limited to 20% of shares available under the 1996 Stock Plan.

     The 1996 Stock Plan provides for awards in the form of restricted shares, stock units, options or SARs, or any combination thereof. No payment is required upon receipt of an award, except that a recipient of newly issued restricted shares must pay the par value of such restricted shares to the Company.

     Restricted shares are shares of Common Stock that are subject to repurchase by the Company at the employee's purchase price in the event that the applicable vesting conditions are not satisfied, and they are nontransferable prior to vesting (except for certain transfers to a trustee). Restricted shares have the same voting and dividend rights as other shares of Common Stock.

     A stock unit is an unfunded bookkeeping entry representing the equivalent of one share of Common Stock, and is nontransferable prior to the holder's death. A holder of a stock unit has no voting rights or other privileges as a stockholder but may be entitled to receive dividend equivalents equal to the amount of dividends paid on the same number of shares of Common Stock. Dividend equivalents may be converted into additional stock units or settled in the form of cash, Common Stock or a combination of both. Stock units, when vested, may be settled by distributing shares of Common Stock or by a cash payment corresponding to the fair market value of an equivalent number of shares of Common Stock, or a combination of both. Vested stock units will be settled at the time determined by the Compensation Committee. If the time of settlement is deferred, interest or additional dividend equivalents may be credited on the deferred payment.

     The recipient of restricted shares or stock units may pay all projected withholding taxes relating to the award with Common Stock rather than cash.

     Options may include nonstatutory stock options ("NSOs") as well as ISOs intended to qualify for special tax treatment. The term of an ISO cannot exceed 10 years (five years for 10% stockholders), and the exercise price of an ISO must be equal to or greater than the fair market value of the Common Stock on the date of grant (or 110% of fair market value at the date of grant for 10% stockholders). The exercise price of an NSO must be equal to or greater than the par value of the Common Stock on the date of grant.

     The exercise price of an option may be paid in any lawful form permitted by the Compensation Committee, including (without limitation) the surrender of shares of Common Stock or restricted shares already owned by the optionee. The Compensation Committee may likewise permit optionees to satisfy their withholding tax obligation upon exercise of an NSO by surrendering a portion of their option shares to the Company. The 1996 Stock Plan also allows the optionee to pay the exercise price of an option by giving "exercise/sale" or "exercise/pledge" directions. If exercise/sale directions are given, a number of option shares sufficient to pay the exercise price and any withholding taxes is issued directly to a securities broker selected by the Company who, in turn, sells these shares in the open market. The broker remits to the Company the proceeds from the sale of these shares, and the optionee receives the remaining option shares. If exercise/ pledge directions are given, the option shares are issued directly to a securities broker or other lender selected by the Company. The broker or other lender will hold the shares as security and will extend credit for up to 50% of their market value. The loan proceeds will be paid to the Company to the extent necessary to pay the exercise price and any withholding taxes. Any excess loan proceeds may be paid to the optionee. If the loan proceeds are insufficient to cover the exercise price and withholding taxes, the optionee will be required to pay the deficiency to the Company at the time of exercise.

     An SAR permits the participant to elect to receive any appreciation in the value of the underlying stock from the Company, either in shares of Common Stock or in cash or a combination of the two, with the Compensation Committee having the discretion to determine the form in which such payment will be made. The amount payable on exercise of an SAR is measured by the difference between the market value of the underlying stock at exercise and the exercise price. SARs may, but need not, be granted in conjunction with options. Upon exercise of an SAR granted in tandem with an option, the corresponding portion of the related option must be surrendered and cannot thereafter be exercised. Conversely, upon exercise of an option to which an SAR is attached, the SAR may no longer be exercised to the extent that the corresponding option has been exercised. All options and SARs are nontransferable prior to the optionee's death.

     As noted above, the Compensation Committee determines the number of restricted shares, stock units, options or SARs to be included in the award as well as the vesting and other conditions. The vesting conditions may be based on the employee's service, his or her individual performance, the Company's performance or other appropriate criteria. In general, the vesting conditions will be based on the employee's service after the date of grant. Vesting may be accelerated in the event of the employee's death, disability or retirement or in the event of a change in control with respect to the Company.

     For purposes of the 1996 Stock Plan, the term "change in control" does not include this Offering or the consequences of this Offering but thereafter means that (i) any person is or becomes the beneficial owner, directly or indirectly, of at least 50% of the combined voting power of the Company's outstanding securities ordinarily having the right to vote at elections of directors (ii) approval by the stockholders of the Company of a merger or consolidation of the Company with or into another corporation or entity or any other corporate reorganization in which over 50% of the combined voting power of the continuing or surviving entity immediately after the merger, consolidation or reorganization is owned by persons who were not stockholders of the Company immediately prior to the merger, consolidation or reorganization; or (iii) a change in the composition of the Board of Directors in which fewer than half of the incumbent Directors had been Directors 24 months prior to the change or were elected or nominated with the affirmative votes of Directors 24 months prior to the change.

     Awards under the 1996 Stock Plan may provide that if any payment (or transfer) by the Company to a recipient would be nondeductible by the Company for federal income tax purposes, then the aggregate present value of all such payments (or transfers) will be reduced to an amount which maximizes such value without causing any such payment (or transfer) to be nondeductible.

     The Board is authorized, within the provisions of the 1996 Stock Plan, to amend the terms of outstanding restricted shares or stock units, to modify or extend outstanding options or SARs or to exchange new options for outstanding options, including outstanding options with a higher exercise price than the new options.

     Members of the Company's Board of Directors who are not employees of the Company are eligible for awards under the 1996 Stock Plan. However, such outside directors are not eligible for ISO grants. Total shares available to outside directors is limited to 20% of total shares available under the 1996 Stock Plan.

     As of December 31, 1996, the Company had outstanding options to purchase 109,450 shares of Common Stock at exercise prices of $5.50 and $6.50 per share, or a weighted average per share exercise price of $5.54 under the 1996 Stock Plan. The total number of restricted shares, stock units, options and SARs available for grant under the 1996 Stock Plan is 900,000 (subject to anti-dilution provisions), increased by the amount of all remaining shares available for grant under the 1989 Stock Plan as of December 1, 1996. If any restricted shares, stock units, options or SARs are forfeited, or if options or SARs terminate for any other reason prior to exercise (other than the exercise of a related SAR or option, and including any forfeiture or termination under the 1989 Stock Plan), then they again become available for awards under the 1996 Stock Plan.

  Employee Stock Purchase Plan

     The ESPP was adopted by the Board of Directors on December 5, 1996, effective upon the completion of this Offering. The ESPP provides employees of the Company with an opportunity to purchase Common Stock at a discount and pay for their purchases through payroll deductions. All expenses incurred in connection with the implementation and administration of the ESPP will be paid by the Company. A pool of 100,000 shares of Common Stock has been reserved for issuance under the ESPP (subject to anti-dilution provisions). Each regular full-time and part-time employee who works an average of over 20 hours per week will be eligible to participate in the ESPP at the beginning of the first participation period after the employee's date of hire.


     Eligible employees may elect to contribute up to 15% of their cash compensation under the ESPP. Each calendar year is divided into two six-month "accumulation periods," except that the entire period from the date of this offering to June 30, 1997, will be a single purchase period. At the end of each accumulation period, the Company will apply the amount contributed by the participant during that period to purchase shares of Common Stock for him or her. The purchase price will be equal to 85% of the lower of (a) the market price of Common Stock immediately before the beginning of the applicable "offering period" or (b) the market price of Common Stock on the last business day of the accumulation period. In general each offering period is 24 months long, but a new offering period begins every six months. Thus up to four overlapping periods may be in effect at the same time. If the market price of Common Stock is lower when a subsequent offering period begins, the subsequent offering period automatically becomes the applicable offering period. No participant may purchase more than 2,500 shares per accumulation period, and the value of the Common Stock purchased each year (measured at the beginning of the offering periods) may not exceed $25,000 per participant. Participants may withdraw their contributions at any time before the close of the accumulation period.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Certificate of Incorporation that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law (the "Delaware Law"). The Delaware Law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of their duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Bylaws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law. The Company intends to enter into separate indemnification agreements with its directors and officers that could require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in its Certificate of Incorporation and the indemnification agreements will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

                              CERTAIN TRANSACTIONS

     In June 1994, the Company entered into two agreements with Merck, a collaborative development agreement and a supply and distribution agreement, in connection with the Company's development of Triage Cardiac. Merck beneficially owns more than 5% of the Company's Common Stock and distributes the Triage DOA in certain counties in Europe, Latin America, the Middle East, Asia and Africa. See "Business -- Strategic and Distribution Arrangements" and Note 1 and 3 of Notes to Financial Statements.

     The Company believes that the foregoing transaction was in its best interests. As a matter of policy this transaction was, and all future transactions between the Company and its officers, directors or principal shareholders will be, approved by a majority of the independent and disinterested members of the Board of Directors, on terms no less favorable to the Company than could be obtained from unaffiliated third parties and in connection with bona fide business purposes of the Company.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 31, 1996 and as adjusted to reflect the sale by the Company of the shares offered hereby, by: (i) each person who is known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Company's officers named under "Management -- Summary Compensation Table," and
(iv) all directors and executive officers of the Company as a group.

                                                                                PERCENT BENEFICIALLY
                                                                                      OWNED(1)
                                                               SHARES          -----------------------
                     NAME AND ADDRESS                       BENEFICIALLY        BEFORE         AFTER
                   OF BENEFICIAL OWNER                         OWNED           OFFERING       OFFERING
----------------------------------------------------------  ------------       --------       --------
Medicus Venture Partners(2)...............................     1,662,559         16.8%          14.0%
  2180 Sand Hill Road
  Suite 400
  Menlo Park, CA 94025
Kleiner, Perkins, Caufield & Byers V(3)...................     1,485,476         15.0           12.5
  2750 Sand Hill Road
  Menlo Park, CA 94025
Merck KGaA................................................     1,041,667         10.5            8.8
  Frankfurter Strasse 250
  D-6100 Darmstadt 1
  Federal Republic of Germany
Euclid Partners III, L.P. ................................     1,005,869         10.2            8.5
  50 Rockefeller Plaza
  New York, NY 10020
Kingsbury Capital Partners, L.P. .........................       635,417          6.4            5.3
  3655 Nobel Drive, Suite 490
  San Diego, CA 92122
Frederick J. Dotzler(2)...................................     1,662,559         16.8           14.0
Stephen K. Reidy(4).......................................     1,005,869         10.2            8.5
Timothy J. Wollaeger(5)...................................       707,015          7.2            5.9
Jesse I. Treu, Ph.D.(6)...................................       329,167          3.3            2.8
Howard E. Greene, Jr.(7)..................................       297,927          3.0            2.5
Thomas H. Adams, Ph.D. ...................................        53,833            *              *
Gunars E. Valkirs(8)(9)...................................       291,008          2.9            2.4
Kim D. Blickenstaff(8)....................................       289,026          2.9            2.4
Kenneth F. Buechler(8)....................................       283,378          2.9            2.4
S. Nicholas Stiso(8)......................................        81,979            *              *
Charles W. Patrick(8).....................................        72,129            *              *
Thomas M. Watlington(8)...................................            --            *              *
All directors and executive officers as a group (13
  persons)(8)(10).........................................     5,124,739         50.5%          42.2%

---------------
  *  Less than 1%.

 (1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

 (2) Includes (i) 704,225 shares held by Medicus Venture Partners 1989, (ii) 520,833 shares held by Medicus Venture Partners 1990, (iii) 333,334 shares held by Medicus Venture Partners 1991 and (iv) 104,167 shares held by Medicus Venture Partners 1992 (collectively, the "Medicus Entities"). A limited partnership affiliated with The Hillman Company and a limited partnership with general partners Frederick J. Dotzler and John Reher are each general partners of each of the Medicus Entities, and therefore may be deemed to be the beneficial owner of these shares because they share the power to vote and dispose of these shares. The Hillman Company is controlled by Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, trustees (the "HLH Trustees") of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "HLH Trust"), which three trustees share the power to vote and dispose of shares representing a majority of the voting shares of The Hillman Company. Does not include 50,409 shares held directly by the HLH Trust or 134,423 shares held directly by Wilmington Interstate Corporation, an indirect, wholly-owned subsidiary of The Hillman Company. Also does not include an aggregate of 20,164 shares held by four irrevocable trusts for the benefit of members of the Hillman family (the "Family Trusts"), as to which shares the HLH Trustees (other than Mr. Grefenstette) disclaim beneficial ownership. C.G. Grefenstette and Thomas
     G. Bigley are trustees of the Family Trusts and share voting and dispositive power over the assets of the Family Trusts.

 (3) Includes 56,044 shares held by KPCB Zaibatsu Fund I.

 (4) Includes 1,005,869 shares held by Euclid Partners III, L.P. Mr. Reidy is a general partner of the general partner of Euclid Partners III, L.P., and as such, may be deemed to share voting and investment power with respect to such shares. Mr. Reidy disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such partnership.

 (5) Includes 635,417 shares held by Kingsbury Capital Partners I, L.P. Mr. Wollaeger is a general partner of the general partner of Kingsbury Capital Partners I, L.P., and as such, may be deemed to share voting and investment power with respect the shares held by the partnership. Mr. Wollaeger disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such partnership. Includes 6,722 shares held in a trust for the benefit of Mr. Wollaeger's family as to which Mr. Wollaeger has shared voting and investment power.

 (6) Includes 329,167 shares held by Domain Partners, L.P. Dr. Treu is a general partner of the general partner of Domain Partners, L.P., and as such, may be deemed to share voting and investment power with respect to such shares. Dr. Treu disclaims beneficial ownership except to the extent of his pecuniary interest in such partnership. Excludes 429,167 shares beneficially held by Biotechnology Investments Ltd. ("BIL"). Dr. Treu is a general partner of Domain Associates, the United States venture capital advisor to BIL pursuant to a contractual arrangement. Domain Associates has no voting or investment power over BIL. Dr. Treu disclaims beneficial ownership of the shares held by BIL.

 (7) Includes 297,927 shares held in a trust for the benefit of Mr. Greene's family as to which Mr. Greene has shared voting and investment power.

 (8) Includes shares which may be acquired pursuant to the exercise of options within 60 days of December 31, 1996 as follows: Dr. Valkirs, 55,174, Mr. Blickenstaff, 62,359, Dr. Buechler, 64,544, Dr. Stiso, 15,141, Mr. Patrick, 44,795, Mr. Watlington, none and all directors and executive officers as a group (13 persons), 264,287.

 (9) Includes 235,834 shares held of record by the Valkirs Family Trust.

(10) Includes shares held by entities referenced in footnotes 2, 3, 5, 6, 7 and 8 which are affiliated with certain directors, except for shares excluded in footnote 6.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company, after giving effect to the conversion of all outstanding Preferred Stock into Common Stock, and the amendment of the Company's Certificate of Incorporation, will consist of 25,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value.

COMMON STOCK

     As of December 31, 1996 there were 9,894,642 shares of Common Stock outstanding held by approximately 165 stockholders of record. Such figures assume the conversion of each outstanding share of Preferred Stock and the conversion of convertible debt issued to Novartis (at the assumed offering price of $12.00 per share) upon the closing of this offering.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock and the Preferred Stock are entitled to share ratably on an as-converted basis in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights and there are no redemptive or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of Preferred Stock will be converted into Common Stock. See Note 7 of Notes to Financial Statements for a description of the currently outstanding Preferred Stock. Following the conversion, the Company's Certificate of Incorporation will be restated to delete all references to the prior series of Preferred Stock, and 5,000,000 shares of undesignated Preferred Stock will be authorized. The Board of Directors has the authority, without further action by the stockholders, to issue from time to time the Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

     After this offering, the holders of 6,870,513 shares of Common Stock issued upon conversion of the Company's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (collectively, "Registrable Shares") or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, holders of Registrable Shares are entitled to notice of such registration and are entitled to include Registrable Shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. Holders of the 1,458,334 shares of Common Stock issued upon conversion of the Company's Series E Preferred Stock and holders of shares of Common Stock issued upon conversion of the convertible debt issued to Novartis are entitled to similar "piggyback" rights, on no more than two occasions, commencing two years after the effective date of this offering. In addition, commencing 180 days after the effective date of this offering, holders of at least 30% of the Registrable Shares may require the Company to prepare and file a registration statement under the Securities Act, at the Company's expense covering at least 30% of the shares entitled to registration rights and with an offering price (net of underwriting discounts and commissions) of more than $7,500,000, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Company is not obligated to effect more than two of these stockholder-initiated registrations. Further, holders of Registrable Shares may require the Company to file additional registration statements on Form S-3, subject to certain conditions and limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     Upon the closing of this offering, the Company's Certification of Incorporation will be amended to require that any action permitted to be taken by stockholders of the Company must be effected at a duly-called annual or special meeting of stockholders and will not be able to be effected by a consent in writing. The Board of Directors will be composed of a classified board where only one-third of the directors are eligible for election in any given year. The Company's Certificate of Incorporation will also be amended to require the approval of at least two-thirds of the total number of authorized directors in order to adopt, amend or repeal the Company's Bylaws. In addition, the Company's Certificate of Incorporation will similarly be amended to permit the stockholders to adopt, amend or repeal the Company's Bylaws only upon the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote. Lastly, the foregoing provisions of the Certificate of Incorporation and certain other provisions pertaining to the limitation of liability and indemnification of directors will be able to be amended or repealed only with the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote. These provisions may have the effect to deterring hostile takeovers or delaying changes in control or management of the Company.

     Upon the closing of this offering, the Company's Bylaws will also be amended to contain certain of the above provisions found in the Company's Certificate of Incorporation. The Company's Bylaws, as amended (the "Restated Bylaws"), will not permit stockholders to call a special meeting. In addition, the Company's Restated Bylaws will establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. Also, a director will be removable only for cause. In addition, the Restated Bylaws will provide that the business permitted to be conducted in any annual meeting or special meeting of stockholders will be limited to business properly brought before the meeting.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering there has been no public market for the Common Stock of the Company, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price.

     Upon completion of this offering, the Company will have outstanding 11,894,642 shares of Common Stock. The 2,000,000 shares of Common Stock being sold hereby will be freely tradable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. All remaining shares were issued and sold by the Company in private transactions ("Restricted Shares") and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder.

     Upon the commencement of this offering, an additional 257,661 shares will be eligible for immediate sale without restriction under Rule 144(k). In addition, approximately 236,130 shares will be eligible for resale under Rule 144 or Rule 701, beginning 90 days from the Effective Date. Certain stockholders, who collectively hold an aggregate of 1,399,274 shares of Common Stock, have agreed pursuant to certain agreements with the Company that they will not sell such Common Stock for a period of 120 days from the Effective Date. Following the expiration of such 120-day lockup period, all such shares will be available for resale without restriction under Rule 144(k). The Company's directors, executive officers and certain other stockholders, who collectively hold an aggregate of 7,909,355 shares of Common Stock, have agreed pursuant to certain agreements that they will not sell any Common Stock owned by them without the prior written consent of the Representatives of the Underwriters for a period of 180 days from the Effective Date. Following the expiration of such lockup period, all such shares will be available for sale in the public market subject to compliance with Rule 144 or Rule 701, including approximately 3,038,603 shares eligible for the sale under Rule 144(k). See "Underwriting."

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an affiliate of the Company, or a holder of Restricted Shares who owns beneficially shares that were not acquired from the Company or an affiliate of the Company within the previous two years, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 118,946 shares immediately after this offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who owns beneficially Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above; provided that at least three years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to stock options granted by the Company before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and, beginning 90 days after the Effective Date (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

     The Company intends to file a registration statement under the Securities Act covering approximately 2,206,486 shares of Common Stock reserved for issuance under the stock plans. Such registration statement is expected to be filed soon after the date of this Prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.

     In addition, after this offering, the holders of approximately 6,870,513 shares of Common Stock will be entitled to certain rights to demand that the Company to register the sale of such shares under the Securities Act. Such holders and holders of 1,458,334 shares of Common Stock and 92,222 shares issued upon conversion of convertible debt issued to Novartis (at the assumed offering price of $12.00 per share) are also entitled to be included in certain Company registrations. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital
Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, Cowen & Company and Alex. Brown & Sons Incorporated, have severally agreed to purchase from the Company the following respective number of shares at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                             NUMBER
                                       NAME                                 OF SHARES
        ------------------------------------------------------------------  ---------
        Cowen & Company...................................................
        Alex. Brown & Sons Incorporated...................................

                                                                             --------
                  Total...................................................  2,000,000
                                                                             ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          per share. The Underwriters may allow and such dealers may
re-allow a concession not in excess of $          per share to certain other
dealers. The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority. After the initial public offering of the shares, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the Effective Date, to purchase up to 300,000 additional shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus, to cover over-allotments, if any. If the Underwriters exercise such over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them shown in the foregoing table bears to the total number of shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The Company's officers and directors and certain other stockholders of the Company holding in the aggregate approximately 7,909,355 shares of Common Stock have agreed that they will not, without the prior written consent of Cowen & Company, offer, sell or otherwise dispose of any shares of Common Stock, options, rights or warrants to acquire shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period commencing on the Effective Date. Other stockholders of the Company holding in the aggregate approximately 1,399,274 shares of Common Stock have agreed that they will not sell or otherwise transfer or dispose of any such shares of Common Stock owned by them during the 120-day period commencing on the Effective Date. In addition, the Company has agreed that it will not, without the prior written consent of Cowen & Company, offer, sell or otherwise dispose of any shares of Common Stock options, rights or warrants to acquire shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock during such 180-day period except in certain limited circumstances.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives. Among the factors considered in determining the initial public offering price will be prevailing market and economic conditions, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California. A member of Pillsbury Madison & Sutro LLP owns 18,360 shares of Common Stock. Cooley Godward LLP, San Diego, California, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Common Stock offered hereby. An investment partnership affiliated with Cooley Godward LLP owns 6,722 shares of Common Stock.

                                    EXPERTS

     The financial statements of Biosite at December 31, 1994 and 1995, and September 30, 1996 and for each of the three years in the period ended December 31, 1995 and the nine months ending September 30, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material may be obtained from such office upon payment of the fees prescribed by the Commission. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Balance Sheets at December 31, 1994 and 1995 and September 30, 1996...................  F-3
Statements of Income for each of the three years in the period ended December 31, 1995 and the nine months ended September 30, 1995 (unaudited) and 1996...................  F-4
Statements of Stockholders' Equity for each of the three years in the period ended
  December 31, 1995 and the nine months ended September 30, 1996......................  F-5
Statements of Cash Flows for each of the three years in the period ended December 31,
  1995 and the nine months ended September 30, 1995 (unaudited) and 1996..............  F-6
Notes to Financial Statements.........................................................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Biosite Diagnostics Incorporated

     We have audited the accompanying balance sheets of Biosite Diagnostics Incorporated as of December 31, 1994 and 1995 and September 30, 1996, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and the nine months ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biosite Diagnostics Incorporated at December 31, 1994 and 1995 and September 30, 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and the nine months ended September 30, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Diego, California
November 12, 1996, except for Note 7,
as to which the date is December 5, 1996

                        BIOSITE DIAGNOSTICS INCORPORATED

                                 BALANCE SHEETS

                                                                                                            PRO FORMA
                                                                                                         LIABILITIES AND
                                                                                                          STOCKHOLDERS'
                                                             DECEMBER 31,                                   EQUITY AT
                                                      --------------------------     SEPTEMBER 30,        SEPTEMBER 30,
                                                          1994          1995              1996                 1996
                                                      ------------   -----------   ------------------   ------------------
                                                                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $    392,433   $ 2,276,403      $  1,410,620
  Marketable securities, available-for-sale.........     5,523,160    11,702,607         8,758,654
  Accounts receivable...............................     3,175,899     3,801,755         4,153,326
  Receivable from stockholder.......................       471,000       141,000           620,000
  Inventory.........................................     1,137,830     1,689,124         1,709,016
  Deferred income taxes.............................            --     1,073,000         1,279,000
  Prepaid expenses and other current assets.........       353,302       413,917           589,675
                                                      ------------   -----------       -----------
        Total current assets........................    11,053,624    21,097,806        18,520,291
Property, equipment and leasehold improvements,
  net...............................................     1,859,573     3,599,969         3,941,520
Deferred income taxes...............................            --       754,000           884,000
Patents and license rights, net.....................       472,060     1,759,809         4,458,074
Deposits and other assets...........................       978,347       723,349         1,164,199
                                                      ------------   -----------       -----------
                                                      $ 14,363,604   $27,934,933      $ 28,968,084
                                                      ============   ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $    608,085   $   776,393      $  1,345,799         $  1,345,799
  Accrued salaries and other........................       591,393       912,259           898,320              818,320
  Accrued contract payable..........................       423,807     1,053,052         1,281,276            1,281,276
  Accrued settlement of patent matters..............            --     2,200,000                --                   --
  Contract advance..................................       500,000            --                --                   --
  Deferred revenue from stockholder.................       316,330       615,282                --                   --
  Current portion of long-term obligations..........       640,453     1,112,712         1,027,579            1,027,579
                                                      ------------   -----------       -----------          -----------
        Total current liabilities...................     3,080,068     6,669,698         4,552,974            4,472,974
Long-term obligations...............................       771,563     2,739,473         3,233,643            2,233,643
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock, $.01 par value,
    8,328,847 shares authorized (5,000,000 pro
    forma); 8,328,847 shares issued and outstanding
    (no shares pro forma), liquidation value,
    $21,662,030.....................................        83,288        83,288            83,288                   --
  Common stock, $.01 par value, 12,000,000 shares
    authorized (25,000,000 shares pro forma);
    1,154,066, 1,369,595, and 1,460,093 shares
    issued and outstanding at December 31, 1994,
    1995, and September 30, 1996, respectively
    (9,881,162 shares pro forma)....................        11,541        13,696            14,601               98,812
  Additional paid-in capital........................    21,483,800    21,570,516        21,686,698           22,792,442
  Unrealized net gain (loss) on marketable
    securities, net of related tax effect of $11,058
    and $(6,754) at December 31, 1995 and September
    30, 1996, respectively..........................            --        16,588           (10,131)             (10,131)
  Deferred compensation.............................            --            --           (48,023)             (48,023)
  Accumulated deficit...............................   (11,066,656)   (3,158,326)         (544,966)            (571,633)
                                                      ------------   -----------       -----------          -----------
        Total stockholders' equity..................    10,511,973    18,525,762        21,181,467           22,261,467
                                                      ------------   -----------       -----------          -----------
                                                      $ 14,363,604   $27,934,933      $ 28,968,084         $ 28,968,084
                                                      ============   ===========       ===========          ===========

                            See accompanying notes.

                        BIOSITE DIAGNOSTICS INCORPORATED

                              STATEMENTS OF INCOME

                                                                                NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                  ---------------------------------------   -------------------------
                                     1993          1994          1995          1995          1996
                                  -----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)
Net sales.......................  $ 9,866,297   $16,319,752   $25,146,540   $18,235,729   $20,224,976
Cost of sales...................    3,268,030     4,415,344     5,648,786     3,781,316     4,317,648
                                  -----------   -----------   -----------   -----------   -----------
Gross profit....................    6,598,267    11,904,408    19,497,754    14,454,413    15,907,328
Operating expenses:
  Research and development......    2,796,248     3,835,649     6,553,454     4,601,467     6,515,097
  Sales and marketing...........    3,390,201     3,851,933     4,943,392     3,625,541     3,894,885
  General and administrative....    1,450,755     2,109,150     2,190,246     1,577,951     2,221,599
  Settlement of patent
     matters....................           --       338,004     1,217,065       743,173     2,368,282
                                  -----------   -----------   -----------   -----------   -----------
                                    7,637,204    10,134,736    14,904,157    10,548,132    14,999,863
                                  -----------   -----------   -----------   -----------   -----------
Operating income (loss).........   (1,038,937)    1,769,672     4,593,597     3,906,281       907,465
Other income (expense):
  Interest income...............      217,610       238,990       605,002       380,851       579,073
  Contract revenue-related
     party......................           --       343,678       561,048       388,261       856,880
  Contract revenue..............           --            --       300,000       300,000            --
  Licensing and other income....      395,201        66,207       181,683       184,057         5,942
                                  -----------   -----------   -----------   -----------   -----------
                                      612,811       310,871       430,668       509,996      (926,387)
Income (loss) before benefit
  (provision) for income
  taxes.........................     (426,126)    2,418,547     6,241,330     5,159,450     2,349,360
Benefit (provision) for income
  taxes.........................           --       (63,000)    1,667,000      (132,000)      264,000
                                  -----------   -----------   -----------   -----------   -----------
Net income (loss)...............  $  (426,126)  $ 2,355,547   $ 7,908,330   $ 5,027,450   $ 2,613,360
                                  ===========   ===========   ===========   ===========   ===========
Net income (loss) per share.....  $      (.04)  $       .22   $       .74   $       .47   $       .24
                                  ===========   ===========   ===========   ===========   ===========
Shares used in calculating per
  share amounts.................   10,098,000    10,553,000    10,766,000    10,721,000    10,832,000
                                  ===========   ===========   ===========   ===========   ===========

                            See accompanying notes.

                        BIOSITE DIAGNOSTICS INCORPORATED

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                        UNREALIZED
                    PREFERRED STOCK      COMMON STOCK     ADDITIONAL  NET GAIN (LOSS)                                  TOTAL
                  ------------------  ------------------   PAID-IN     ON MARKETABLE     DEFERRED      ACCUMULATED   STOCKHOLDERS'
                    SHARES    AMOUNT   SHARES    AMOUNT    CAPITAL      SECURITIES     COMPENSATION      DEFICIT       EQUITY
                  ---------  -------  ---------  -------  ----------  --------------   ------------    -----------   -------------
Balance at
 January 1,
 1993...          8,328,847  $83,288  1,138,069  $11,381  $21,474,142   $       --        $      --    $(12,996,077)    $ 8,572,734
 Issuance of
  common stock..         --       --     14,298      143        8,146           --               --              --           8,289
 Net loss.......         --       --         --       --           --           --               --        (426,126)       (426,126)
                 ----------  -------  ---------  -------  -----------    ---------        ---------     ------------    -----------
Balance at
 December 31,
 1993...........  8,328,847   83,288  1,152,367   11,524   21,482,288           --               --     (13,422,203)      8,154,897
 Issuance of
  common stock..         --       --      1,699       17        1,512           --               --              --           1,529
  Net income....         --       --         --       --           --           --               --       2,355,547       2,355,547
                 ----------  -------  ---------  -------  -----------    ---------       ----------   -------------     -----------
Balance at
 December 31,
 1994...........  8,328,847   83,288  1,154,066   11,541   21,483,800           --               --     (11,066,656)     10,511,973
 Issuance of
  common stock..         --       --    215,529    2,155       86,716           --               --              --          88,871
 Change in
  unrealized net
  gain (loss) on
  marketable
  securities,
  net ofincome
  taxes of
  $11,058.......         --       --         --       --           --       16,588               --              --          16,588
 Net income.....         --       --         --       --           --           --               --       7,908,330       7,908,330
                 ----------  -------  ---------   -------  ----------    ---------       ----------    ------------     -----------
Balance at
 December 31,
 1995...........  8,328,847   83,288  1,369,595    13,696  21,570,516       16,588               --      (3,158,326)     18,525,762
 Issuance of
  common stock..         --       --     90,498       905      67,397           --               --              --          68,302
 Change in
  unrealized net
  gain (loss) on
  marketable
  securities,
  net of income
  taxes of
  $6,754........         --       --         --        --          --      (26,719)              --              --         (26,719)
 Deferred
  compensation
  related to
  issuance of
  stock options.         --       --         --        --       48,785          --          (48,785)             --              --
 Amortization of
  deferred
  compensation..         --       --         --        --           --          --              762              --             762
 Net income.....         --       --         --        --           --          --               --       2,613,360       2,613,360
                 ----------  -------  ---------   -------  -----------   ---------       ----------    ------------     -----------
Balance at
 September 30,
 1996...........  8,328,847  $83,288  1,460,093   $14,601  $21,686,698   $ (10,131)      $  (48,023)    $  (544,966)    $21,181,467
                 ==========  =======  =========   =======  ===========   =========       ==========     ============    ===========

                            See accompanying notes.

                        BIOSITE DIAGNOSTICS INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                                                                                    NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                      SEPTEMBER 30,
                                               -------------------------------------------     ----------------------------
                                                  1993            1994            1995            1995             1996
                                               -----------     -----------     -----------     -----------     ------------
                                                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)............................  $  (426,126)    $ 2,355,547     $ 7,908,330     $ 5,027,450     $  2,613,360
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
  Depreciation and amortization..............      524,984         544,332       1,787,386         658,468        1,861,614
  Amortization of deferred compensation......           --              --              --              --              762
  Deferred income taxes......................           --              --      (1,827,000)             --         (336,000)
  Changes in operating assets and
    liabilities:
    Accounts receivable......................     (535,453)     (1,712,708)       (625,856)       (644,571)        (351,571)
    Receivable from stockholder..............      (59,000)       (412,000)        330,000         211,660         (479,000)
    Inventory................................     (161,701)       (402,193)       (551,294)       (526,981)         (19,892)
    Prepaid expenses and other current
      assets.................................     (340,948)        147,309         (71,673)        (19,764)        (157,946)
    Accounts payable.........................      216,486          50,979         168,308         (31,849)         569,406
    Accrued liabilities......................      282,026         487,385         950,111         853,692       (1,985,715)
    Contract advance.........................           --         500,000        (500,000)       (500,000)              --
    Deferred revenue from a stockholder......           --         316,330         298,952         471,739         (615,282)
                                               -----------     -----------     -----------     -----------     ------------
Net cash provided by (used in) operating
  activities.................................     (499,732)      1,874,981       7,867,264       5,499,844        1,099,736
INVESTING ACTIVITIES
Proceeds from sales and maturities of
  marketable securities......................    4,373,730       4,531,676       8,189,035       6,041,413       11,605,384
Purchase of marketable securities............   (7,731,313)     (5,712,424)    (14,340,836)     (8,968,435)      (8,705,962)
Purchase of property, equipment and leasehold
  improvements...............................     (142,972)     (1,063,418)     (2,682,315)     (2,061,707)      (1,378,923)
Patents, license rights, deposits and other
  assets.....................................     (155,232)       (409,423)        321,782         254,752       (3,963,357)
                                               -----------     -----------     -----------     -----------     ------------
Net cash used in investing activities........   (3,655,787)     (2,653,589)     (8,512,334)     (4,733,977)      (2,442,858)
FINANCING ACTIVITIES
Proceeds from issuance of convertible
  debentures.................................           --              --       1,000,000       1,000,000               --
Proceeds from issuance of equipment loans
  payable....................................           --         919,988       2,290,561       1,832,653        1,364,137
Principal payments under long-term
  obligations................................     (516,684)       (536,769)       (850,392)       (596,714)        (955,100)
Proceeds from issuance of stock, net.........        8,289           1,529          88,871          69,170           68,302
                                               -----------     -----------     -----------     -----------     ------------
Net cash provided by (used in) financing
  activities.................................     (508,395)        384,748       2,529,040       2,305,109          477,339
                                               -----------     -----------     -----------     -----------     ------------
Increase (decrease) in cash and cash
  equivalents................................   (4,663,914)       (393,860)      1,883,970       3,070,976         (865,783)
Cash and cash equivalents at beginning of
  period.....................................    5,450,207         786,293         392,433         392,433        2,276,403
                                               -----------     -----------     -----------     -----------     ------------
Cash and cash equivalents at end of period...  $   786,293     $   392,433     $ 2,276,403     $ 3,463,409     $  1,410,620
                                                ==========      ==========      ==========      ==========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Interest paid..............................  $   139,022     $   172,512     $   208,623     $   145,593     $    212,329
                                                ==========      ==========      ==========      ==========      ===========
  Income taxes paid..........................  $       987     $    38,800     $   171,243     $   176,412     $    103,874
                                                ==========      ==========      ==========      ==========      ===========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES:
  Accrued liability for license rights
    acquired.................................  $        --     $        --     $ 2,200,000     $        --     $         --
                                                ==========      ==========      ==========      ==========      ===========
  Capital lease obligations entered into for
    equipment................................  $   417,260     $        --     $        --     $        --     $         --
                                                ==========      ==========      ==========      ==========      ===========

                            See accompanying notes.

                        BIOSITE DIAGNOSTICS INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS
    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT POLICIES

ORGANIZATION AND BUSINESS ACTIVITY

     Biosite Diagnostics Incorporated (the "Company") was established in 1988. The Company has been primarily involved in the research, development, manufacturing and marketing of point-of-care assays. The Company's first product is Triage DOA, a urine test for the rapid detection of common drugs of abuse. The Company began commercial sales of Triage DOA in February 1992 and currently markets the product worldwide primarily through distributors supported by a small direct sales force. The principal markets of the Company are hospital laboratories and emergency departments. The Company is also engaged in research and development of several additional point-of-care diagnostic products in the microbiology, cardiology and therapeutic drug monitoring fields.

REVENUE RECOGNITION AND SIGNIFICANT CUSTOMERS

     The Company recognizes sales upon shipment. The Company's U.S. distributor accounted for 87%, 85% and 88% of the product sales in 1993, 1994 and 1995, respectively, and 88% and 80% for the nine months ended September 30, 1995 and 1996, respectively.

     The Company's agreement with its U.S. distributor contains sales milestones based on the U.S. distributor's sales performance that allows the Company, if the milestones are not met by the U.S. distributor, to terminate the agreement, collect a penalty payment based on sales levels actually achieved in 1996, and appoint a new distributor or sell the product directly in the U.S. medical market.

     Export sales to international customers amounted to $943,000, $1,457,000 and $1,944,000 in 1993, 1994 and 1995, respectively, and $1,362,000 and
$2,248,000 for the nine months ended September 30, 1995 and 1996, respectively. Sales to a stockholder amounted to approximately $838,000, $1,242,000 and $1,345,000 in 1993, 1994 and 1995, respectively, and $978,000 and $1,652,000 for the nine months ended September 30, 1995 and 1996, respectively. Accounts receivable from a stockholder were approximately $471,000, $141,000, and $378,000 at December 31, 1994 and 1995, and September 30, 1996, respectively.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and highly liquid debt investments with maturities of 90 days or less when purchased.

MARKETABLE SECURITIES

     Effective January 1, 1994 the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires that investments in equity securities that have readily determinable fair values and investments in debt securities be classified in three categories: held-to-maturity, trading and available-for-sale. Based on the nature of the assets held by the Company and management's investment strategy, the Company's investments have been classified as available-for-sale. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

     Securities classified as available-for-sale are carried at estimated fair value, as determined by quoted market prices, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. At September 30, 1996, the Company had no investments that were classified as trading or held-to-maturity as defined by the Statement.

     The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

gains and losses are included in interest income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income.

INVENTORY

     Inventories are carried at the lower of cost (first-in, first-out) or market.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements are stated at cost.

DEPRECIATION AND AMORTIZATION

     Depreciation of property and equipment is computed using the straight-line method over five years. Amortization of leased equipment is computed using the straight-line method over the estimated useful lives of the assets or the lease term. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term.

PATENTS AND LICENSE RIGHTS

     The Company has been issued patents covering its threshold immunoassay and other related technologies. Capitalized patent costs associated with issued patents are amortized over five to seventeen years. License rights related to products for sale are amortized to cost of sales over the life of the license, ranging from four to twelve years, using a systematic method based on the estimated revenues generated from products during such license period.

STOCK OPTIONS

     In October 1995, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. SFAS No. 123 establishes the fair value-based method of accounting for stock-based compensation arrangements, under which compensation is determined using the fair value of the stock option at the grant date and the number of options vested, and is recognized over the periods in which the related services are rendered. The Company has made the decision to continue with the current intrinsic value-based method, as allowed by SFAS No. 123, and will be required to disclose the pro forma effect of adopting the fair value-based method in future fiscal years beginning with the fiscal year ending December 31, 1996.

CONCENTRATION OF CREDIT RISK

     The Company sells its products primarily to its U.S. distributor. Credit is extended based on an evaluation of the customer's financial condition, and generally collateral is not required. Credit losses have been minimal and within management's expectations.

     The Company invests its excess cash in debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any realized losses on its marketable securities.

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

ASSET IMPAIRMENT

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted the provisions of SFAS No. 121 effective January 1, 1996. There was no effect of such adoption on the Company's financial position or results of operations.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION

     Certain amounts in the 1993, 1994 and 1995 financial statements have been reclassified to conform to the September 30, 1996 presentation.

NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is computed using the weighted average number of common shares and common equivalent shares outstanding during each period. Common equivalent shares are computed using the treasury stock method and consist of common stock which may be issuable upon exercise of outstanding common stock options, when dilutive. Pursuant to the requirements of the Securities and Exchange Commission, common stock issued by the Company during the twelve months immediately preceding the initial public offering, plus the number of common equivalent shares which became issuable during the same period pursuant to the grant of stock options, have been included in the calculation of the shares used in computing net income (loss) per share as if these shares were outstanding for all periods presented using the treasury stock method. In addition, the calculation of the shares used in computing net income (loss) per share also includes the convertible preferred stock which will convert into 8,328,847 shares of common stock and an outstanding $1.0 million convertible debenture and related accrued interest through January 31, 1997 which will convert into 92,222 common shares (based on the assumed initial public offering price of $12.00 per share) upon the completion of the initial public offering contemplated by this Prospectus, as if they were converted into common stock as of the original dates of issuance.

INTERIM FINANCIAL INFORMATION

     The accompanying financial statements for the nine months ended September 30, 1995 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair statement of the financial position at such dates and the operating results and cash flows for those periods. Results for the interim periods are not necessarily indicative of results for the entire year or future periods.

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

PRO FORMA LIABILITIES AND STOCKHOLDERS' EQUITY

     In December 1996, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission for the Company to sell shares of its common stock in an initial public offering. If the initial public offering contemplated by this Prospectus is consummated under the terms presently anticipated, all outstanding shares of convertible preferred stock at September 30, 1996 will automatically convert into 8,328,847 common shares and an outstanding $1.0 million convertible debenture and related interest through January 31, 1997 will convert into 92,222 common shares. Unaudited pro forma stockholders' equity as of September 30, 1996, as adjusted for the assumed conversion of the preferred stock and the convertible debenture, is disclosed in the accompanying balance sheet.

2. LICENSING AGREEMENTS


     The Company has entered into licensing agreements to utilize certain antibodies and/or technologies in exchange for up-front, annual milestone, or royalty payments or a combination thereof. Certain of the upfront and annual payments are creditable towards future royalties payable. Royalties may be payable at rates up to 8% of product sales derived from the licensed technologies.


     The Company purchased license rights for technologies utilized in products for sale of $2.2 million and $3.5 million during the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively. Accumulated amortization of license rights at December 31, 1995, and September 30, 1996, was $845,467 and $1,666,488 respectively.

3. COLLABORATIVE AGREEMENTS

     In June 1994, the Company entered into a collaborative development agreement and a distribution agreement with a preferred stockholder for the development and marketing of a new diagnostic product (the "European development and distribution agreement"). In exchange for distribution rights to the product in Europe, the stockholder has agreed to fund 40% of the Company's product development costs, subject to certain maximum limits, plus certain clinical trial costs. The total cost of the project is estimated to be approximately $10.0 million. The stockholder's obligation to fund its share of the development costs of the product is reduced by 40% of the consideration received from other parties for the development of the new product and marketing rights in Japan. The stockholder paid $660,000 in 1994 and paid an additional $660,000 in 1995. At September 30, 1996, the Company has a receivable from the stockholder of $242,000 under the agreement. Additionally, the stockholder will directly incur certain of the clinical trial costs. The Company recognizes revenue under this agreement on the percentage of completion basis as costs are incurred. For the years ended December 31, 1994 and 1995, the Company incurred $962,000 and $2,453,000, respectively, in expenses under this agreement and recognized $344,000 and $561,000, respectively, as contract revenue. For the nine months ended September 30, 1995 and 1996, the Company incurred $1,781,000 and $1,940,000, respectively, in expenses under the agreement and recognized $388,000 and $857,000, respectively, as contract revenue.

     In February 1995, the Company entered into a collaborative development and distribution agreement that included the Asian marketing rights to a new diagnostic product being developed. Under this agreement, the Company will receive up to $2,000,000 upon the completion of certain milestones. Recognition of revenue under this agreement will occur as the milestones are attained. As of September 30 1996, the Company has received $500,000, of which $300,000 was recognized as contract revenue in 1995 and in accordance with the European development and distribution agreement, the remaining $200,000 was applied against the stockholder's obligation to fund its share of the development costs.

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

4. CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     The following is a summary of cash, cash equivalents and available-for-sale securities by balance sheet classification at December 31, 1994:

                                                               GROSS          GROSS         ESTIMATED
                                              AMORTIZED      UNREALIZED     UNREALIZED        FAIR
                                                COST           GAINS          LOSSES          VALUE
                                             -----------     ----------     ----------     -----------
Cash and cash equivalents:
  Cash.....................................  $   119,646      $     --       $      --     $   119,646
  Money market fund........................       22,729            --              --          22,729
  Corporate debt securities................      250,058            --              --         250,058
                                             -----------       -------        --------     -----------
                                                 392,433            --              --         392,433
Marketable securities:
  Commercial paper.........................      493,669            --              --         493,669
  Corporate debt securities................    5,029,491            --              --       5,029,491
                                             -----------       -------        --------     -----------
                                               5,523,160            --              --       5,523,160
                                             -----------       -------        --------     -----------
          Total cash, cash equivalents and
            marketable securities..........  $ 5,915,593      $     --       $      --     $ 5,915,593
                                             ===========       =======        ========     ===========

     The following is a summary of cash, cash equivalents and available-for-sale securities by balance sheet classification at December 31, 1995:

                                                               GROSS          GROSS         ESTIMATED
                                              AMORTIZED      UNREALIZED     UNREALIZED        FAIR
                                                COST           GAINS          LOSSES          VALUE
                                             -----------     ----------     ----------     -----------
Cash and cash equivalents:
  Cash.....................................  $   964,854      $     --       $      --     $   964,854
  Money market fund........................      915,359            --              --         915,359
  Commercial paper.........................      396,190            --              --         396,190
                                             -----------       -------        --------     -----------
                                               2,276,403            --              --       2,276,403
Marketable securities:
  Commercial paper.........................    1,662,383            --          (1,337)      1,661,046
  Corporate debt securities................   10,012,578        52,109         (23,126)     10,041,561
                                             -----------       -------        --------     -----------
                                              11,674,961        52,109         (24,463)     11,702,607
                                             -----------       -------        --------     -----------
          Total cash, cash equivalents and
            marketable securities..........  $13,951,364      $ 52,109       $ (24,463)    $13,979,010
                                             ===========       =======        ========     ===========

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

     The following is a summary of cash, cash equivalents and available-for-sale securities by balance sheet classification at September 30, 1996:

                                                               GROSS          GROSS         ESTIMATED
                                              AMORTIZED      UNREALIZED     UNREALIZED        FAIR
                                                COST           GAINS          LOSSES          VALUE
                                             -----------     ----------     ----------     -----------
Cash and cash equivalents:
  Cash.....................................  $   341,948       $   --        $      --     $   341,948
  Money market fund........................    1,068,672           --               --       1,068,672
                                             -----------       ------         --------     -----------
                                               1,410,620           --               --       1,410,620
Marketable securities:
  Certificates of deposit..................      898,503        1,497               --         900,000
  Commercial paper.........................      386,683           --           (1,603)        385,080
  Corporate debt securities................    7,490,353           --          (16,779)      7,473,574
                                             -----------       ------         --------     -----------
                                               8,775,539        1,497          (18,382)      8,758,654
                                             -----------       ------         --------     -----------
Total cash, cash equivalents and marketable
  securities...............................  $10,186,159       $1,497        $ (18,382)    $10,169,274
                                             ===========       ======         ========     ===========

     The amortized cost and estimated fair value of available-for-sale securities at September 30, 1996, by contractual maturity, are as follows:

                                                                                 ESTIMATED
                                                                     COST        FAIR VALUE
                                                                  ----------     ----------
    Marketable securities:
      Due in one year or less...................................  $7,581,858     $7,569,462
      Due after one year through two years......................   1,193,681      1,189,192
                                                                  ----------     ----------
                                                                  $8,775,539     $8,758,654
                                                                  ==========     ==========

5. BALANCE SHEET INFORMATION

     Inventories consist of the following:

                                                          DECEMBER 31,
                                                    -------------------------     SEPTEMBER 30,
                                                       1994           1995            1996
                                                    ----------     ----------     -------------
    Raw materials.................................  $  521,889     $  645,097      $   417,302
    Work in process...............................     526,787        965,925        1,102,610
    Finished goods................................      89,154         78,102          189,104
                                                    ----------     ----------       ----------
                                                    $1,137,830     $1,689,124      $ 1,709,016
                                                    ==========     ==========       ==========

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

     Property, equipment and leasehold improvements consist of the following:

                                                         DECEMBER 31,
                                                  ---------------------------    SEPTEMBER 30,
                                                     1994            1995            1996
                                                  -----------     -----------    -------------
    Machinery and equipment.....................  $ 3,623,954     $ 5,666,978     $ 6,868,726
    Furniture and fixtures......................      376,084         548,824         631,570
    Leasehold improvements......................      185,784         652,335         746,764
                                                  -----------     -----------     -----------
                                                    4,185,822       6,868,137       8,247,060
    Less accumulated depreciation and
      amortization..............................   (2,326,249)     (3,268,168)     (4,305,540)
                                                  -----------     -----------     -----------
                                                  $ 1,859,573     $ 3,599,969     $ 3,941,520
                                                  ===========     ===========     ===========

6. DEBT AND LEASE COMMITMENTS

     Debt and capital lease obligations consist of the following:

                                                           DECEMBER 31,
                                                     -------------------------   SEPTEMBER 30,
                                                        1994           1995           1996
                                                     ----------     ----------   -------------
    Convertible debenture, payable on September 29,
      2000, including interest at 8% per annum.....  $       --     $1,000,000     $1,000,000
    Equipment financing notes, payable $122,687
      monthly including interest at 8.1% to 11.8%,
      due October 1996 to November 2001 secured by
      equipment....................................     963,538      2,648,272      3,261,222
    Capital lease obligations......................     448,478        203,913             --
                                                     ----------     ----------     ----------
                                                      1,412,016      3,852,185      4,261,222
    Less current portion...........................     640,453      1,112,712      1,027,579
                                                     ----------     ----------     ----------
                                                     $  771,563     $2,739,473     $3,233,643
                                                     ==========     ==========     ==========

     At the sole option of the Company, the debenture is convertible into shares of common stock of the Company upon consummation of a public offering of common stock with aggregate proceeds in excess of $7,500,000 and at a price of not less than $9.00 per share. The debenture is convertible at the public offering price. In the event a public offering is not consummated on or before December 31, 1996, the debenture is convertible, at the sole option of the Company, into shares of the Company's preferred stock, at the initial issue price for such shares in connection with a private placement of the Company's preferred stock. Under a licensing agreement, the Company is obligated to issue up to a maximum of $1,000,000 of additional convertible debentures with five-year terms upon the attainment of certain milestones. The debentures are convertible, at the option of the Company, into shares of common stock at the initial public offering price.

     As of September 30, 1996, approximate future principal payments of the equipment financing notes are due as follows: 1996 - $275,000; 1997 - $957,000; 1998 - $740,000; 1999 - $635,000; 2000 - $506,000 and 2001 - $148,000.

     Interest charged to expense to arrive at operating income was approximately $139,000, $173,000, and $228,000 for the years ended December 31, 1993, 1994, and 1995, respectively and was approximately $146,000 and $272,000 for the nine month period ended September 30, 1995 and 1996, respectively.

     The Company leases its office and research facilities and certain equipment under operating and capital leases. The minimum annual rent on the facilities is subject to increases based on changes in the Consumer Price Index, taxes, insurance and operating costs, subject to certain minimum and maximum annual increases. The Company has options to renew certain of the facilities leases for a period of two years. Included in deposits and other assets in the accompanying balance sheets is approximately $728,000, $367,000 and

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

$271,000 of security deposits in conjunction with operating lease and equipment financing agreements at December 31, 1994, 1995 and September 30, 1996, respectively.

     Approximate annual future minimum lease payments as of September 30, 1996 are as follows:

                                                                           OPERATING
                                      YEAR                                   LEASES
        -----------------------------------------------------------------  ----------
        1996.............................................................  $  247,000
        1997.............................................................     949,000
        1998.............................................................     105,000
                                                                           ----------
                  Total minimum lease payments...........................  $1,301,000
                                                                           ==========

     Rent expense for the years ended December 31, 1993, 1994 and 1995 was approximately $392,000, $550,000 and $734,000, respectively. Rent expense for the nine months ended September 30, 1995 and 1996 was $527,000 and $628,000, respectively. Equipment under equipment financing notes and capital leases was approximately $2,443,000, $4,407,000 and $4,832,000 at December 31, 1994 and
1995, and September 30, 1996, respectively. Accumulated depreciation of equipment under equipment loans and capital leases at December 31, 1994 and 1995 and September 30, 1996 was approximately $945,000, $1,465,000 and $1,643,000, respectively.

7. STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     A summary of the convertible preferred stock issued and outstanding is as follows:

                                                         SHARES                     PREFERENCE
                                                       ISSUED AND                       IN
                                                       OUTSTANDING    PAR VALUE     LIQUIDATION
                                                       ----------     ---------     -----------
    Series A.........................................     610,000      $  6,100     $   610,000
    Series B.........................................   2,156,336        21,563       3,061,997
    Series C.........................................   2,204,167        22,042       5,290,000
    Series D.........................................   1,900,010        19,000       5,700,030
    Series E.........................................   1,458,334        14,583       7,000,003
                                                        ---------       -------     ------------
                                                        8,328,847      $ 83,288     $21,662,030
                                                        =========       =======     ============

     The Series A, Series B, Series C, Series D and Series E preferred stock is convertible on a one to one basis into a total of 8,328,847 shares of the Company's common stock, respectively, subject to certain antidilution adjustments. Additionally, outstanding preferred stock will automatically convert into common stock immediately upon the closing of an underwritten public offering of the common stock of the Company at an offering price of at least $9.00 per share and having an aggregate offering price to the public of at least $7.5 million. The holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert.

     On or after September 7, 1997, upon consent of at least two thirds of the existing Series A, Series B, Series C, Series D and Series E preferred stockholders, the preferred stock may be redeemed, at the option of the Board of Directors, for $1.10, $1.56, $2.64, $3.30 and $5.28 per share for the Series A, Series B, Series C, Series D and Series E preferred stock, respectively, plus any accrued and unpaid dividends.

     Annual dividends of $.08, $.1278, $.216, $.27 and $.432 per share of Series A, Series B, Series C, Series D and Series E preferred stock, respectively, are payable whenever funds are legally available when and as declared by the Board of Directors. No dividends have been declared to date.

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

COMMON STOCK

  1989 Stock Plan

     The Company has adopted a stock plan which provides for both the direct sale of common stock and for the grant of options to purchase common stock to employees, directors, consultants and advisors of the Company. A total of 1,692,000 shares have been reserved for issuance under the plan. As of September 30, 1996, 144,476 shares have been sold directly under the plan.

     Information with respect to the Company's option activity is as follows:

                                                                SHARES             PRICE
                                                               ---------       -------------
    Balance at December 31, 1992.............................    413,300       $0.24 -- 1.00
      Granted................................................    252,800       $1.00 -- 2.00
      Exercised..............................................    (15,514)      $0.24 -- 1.00
      Cancelled..............................................    (37,686)      $0.24 -- 1.00
                                                               ---------        ------------
    Balance at December 31, 1993.............................    612,900       $0.24 -- 2.00
      Granted................................................    109,150       $2.00
      Exercised..............................................     (1,699)      $0.50 -- 2.00
      Cancelled..............................................     (5,701)      $0.50 -- 2.00
                                                               ---------        ------------
    Balance at December 31, 1994.............................    714,650       $0.24 -- 2.00
      Granted................................................    300,750       $2.00 -- 3.25
      Exercised..............................................   (215,529)      $0.07 -- 2.00
      Cancelled..............................................    (11,616)      $0.24 -- 2.00
                                                               ---------        ------------
    Balance at December 31, 1995.............................    788,255       $0.24 -- 3.25
      Granted................................................    819,700       $3.25 -- 9.00
      Exercised..............................................    (90,498)      $0.24 -- 3.25
      Cancelled..............................................   (353,590)      $0.50 -- 9.00
                                                               ---------        ------------
    Balance at September 30, 1996............................  1,163,867       $0.24 -- 8.25
                                                               =========        ============

     The options are generally subject to four year vesting and expire ten years from the date of grant. At September 30, 1996, 454,411 shares were exercisable and 56,099 shares were available for future issuance of common stock or grant of options to purchase common stock under the 1989 Stock Plan.

     During the period of May 17, 1996 to September 6, 1996, the Company granted options to purchase 331,950 shares of common stock at $8.25 to $9.00 per share. On September 6, 1996, these stock options were repriced to $5.50 per share.

  1996 Stock Incentive Plan

     In December 1996, the Company adopted the 1996 Stock Incentive Plan (the "1996 Stock Plan") effective as of December 1, 1996. The 1996 Stock Plan replaces the Company's 1989 Stock Plan. Although all future awards will be made under the 1996 Stock Plan, awards made under the 1989 Stock Plan will continue to be administered in accordance with the 1989 Stock Plan. The 1996 Stock Plan provides for awards in the form of restricted shares, stock units, options or stock appreciation rights or any combination thereof. A pool of 900,000 shares, increased by the amount of all unpurchased shares of common stock pursuant to expired or terminated options, as of November 30, 1996, under the 1989 Stock Plan, has been reserved for issuance under the 1996 Stock Plan.

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

  Deferred Compensation

     The Company records and amortizes over the related vesting periods deferred compensation representing the excess of the deemed value for accounting purposes of the options granted over their aggregate exercise price.

     In October, November and December 1996, the Company granted additional options to purchase 128,350 shares of Common Stock at the exercise price of $5.50 per share. The Company will record compensation expense of approximately $390,225 over the vesting period of these options.

  Employee Stock Purchase Plan

     In December 1996, the Company adopted an Employee Stock Purchase Plan ("ESPP") which provides employees the opportunity to purchase common stock at a discount and pay for such purchases through payroll deductions. A pool of 100,000 shares of common stock has been reserved for issuance under the ESPP (subject to anti-dilution provisions).

8. INCOME TAXES

     Significant components of the income tax benefit (provision) are as follows:

                                            YEARS ENDED DECEMBER 31,
                                      ------------------------------------     NINE MONTHS ENDED
                                        1993         1994          1995        SEPTEMBER 30, 1996
                                      --------     --------     ----------     ------------------
    Current:
      Federal.......................  $     --     $(63,000)    $ (150,000)        $  (69,000)
      State.........................        --           --        (10,000)            (3,000)
                                      --------     --------     ----------          ---------
                                            --      (63,000)      (160,000)           (72,000)
    Deferred:
      Federal.......................        --           --      1,668,000            454,000
      State.........................        --           --        159,000           (118,000)
                                      --------     --------     ----------          ---------
                                            --           --      1,827,000            336,000
                                      --------     --------     ----------          ---------
                                      $     --     $(63,000)    $1,667,000         $  264,000
                                      ========     ========     ==========          =========

     The provision for income taxes for the nine months ended September 30, 1996 was determined utilizing an effective tax rate based on the estimated operating results for 1996, expected utilization of net operating loss carryforwards and other tax credits and changes in deferred tax assets including a reduction of the valuation allowance for deferred tax assets of $1,119,000.

     As of December 31, 1995, the Company had a federal net operating loss carryforward of approximately $3,058,000 and no tax loss carryforward for California. The Company also had federal and California research and development credit carryforwards of approximately $906,000 and $92,000, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California tax purposes and the fifty percent limitation on California loss carryforwards. The federal tax loss and research credit carryforwards will begin expiring in 2003 unless previously utilized. In 1995, the Company utilized federal and state net operating loss carryforwards of approximately $7,108,000 and $4,473,000, respectively, to offset taxable income.

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

     Significant components of the Company's deferred tax assets as of December 31, 1994 and 1995 are shown below. For the year ended December 31, 1995, and the nine months ended September 30, 1996, the Company decreased the valuation allowance for deferred tax assets $1,827,000 and $1,119,000, respectively, as the realization of such assets became probable.

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Deferred tax assets:
      Capitalized research expenses...........................  $   247,000     $   154,000
      Net operating loss carryforwards........................    3,275,000       1,070,000
      Research and development credits........................    1,258,000         998,000
      Other...................................................      338,000         854,000
                                                                 ----------      ----------
              Total deferred tax assets.......................    5,118,000       3,076,000
    Deferred tax liability:
      Tax over book depreciation..............................      (80,000)       (130,000)
                                                                 ----------      ----------
                                                                  5,038,000       2,946,000
    Valuation allowance for deferred tax assets...............   (5,038,000)     (1,119,000)
                                                                 ----------      ----------
    Net deferred tax assets...................................  $        --     $ 1,827,000
                                                                 ==========      ==========

     The reconciliation of income tax computed at the federal statutory tax rate to the (provision) benefit for income taxes is as follows:

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                                                   SEPTEMBER 30,
                                                        1993     1994     1995         1996
                                                        ----     ----     ----     -------------
    Tax at federal statutory rate.....................  (35)%     35%      35%           35%
    Permanent tax differences.........................   --        5        1             1
    Increase (decrease) of the valuation
      allowance for deferred tax assets...............   35%     (36)     (63)          (25)
    Other.............................................   --       (1)      --            --
                                                        ----     ----     ----          ---
    Effective rate....................................   --        3%     (27)%          11%
                                                        ====     ====     ====     ==========

     Pursuant to Internal Revenue Code Section 382, use of the Company's net operating loss and tax credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three year period. However, any annual limitation is not expected to have a material adverse effect on the Company's ability to utilize its net operating loss and tax credit carryforwards.

9. EMPLOYEE SAVINGS PLAN

     In 1991, the Company implemented a 401(k) program which allows all qualifying employees to contribute up to a maximum of 20% of their annual salary, subject to annual limits. The Board of Directors may, at its sole discretion, approve Company contributions. No such contributions have been approved or made.

10. SETTLEMENT OF PATENT MATTERS

     In September 1996, the Company reached a settlement with a competitor with respect to all claims in a lawsuit filed by the competitor in May 1994. The complaint alleged that the Company's Triage Panel for

                        BIOSITE DIAGNOSTICS INCORPORATED

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

Drugs of Abuse product infringed a patent licensed to the competitor. The Company vigorously defended the lawsuit. However, to avoid protracted litigation, the Company settled the patent matter in September 1996, and paid $2 million as a settlement of the litigation and, for an additional $3.5 million and the agreement to pay certain royalties, obtained a license to certain technology.

     The Company has charged to settlement of patent matters in the accompanying statements of income the $2 million litigation settlement, applicable license costs related to prior years and the related legal defense costs. Legal defense costs totaled $338,004 and $777,070 for the years ended December 31, 1994 and 1995, respectively, and $743,173 and $17,119 for the nine months ended September 30, 1995 and 1996, respectively.

     Additionally, in December 1995, the Company was notified that it should evaluate whether its current products infringe upon certain patent claims held by another company. In March 1996, the Company settled this matter by obtaining a world-wide license to the technology. The Company accrued the one-time license fee of $2.2 million in December 1995. Amortization of this license related to fiscal years prior to 1995 was charged to Settlement of Patent Matters in 1995.

IMMEDIATE RESPONSE DIAGNOSTICS(TM)

                                   BIOSITE(R)

                                  DIAGNOSTICS

                                   DEVELOPS,

                                  MANUFACTURES

                                      AND

                                    MARKETS

                                   IMMEDIATE

                                    RESPONSE

                                DIAGNOSTICS(TM).

   [PHOTOGRAPHS SHOWING TRIAGE DOA AND PERSONS PERFORMING TRIAGE DOA TESTING
                                   PROCEDURE]

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY A SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    6
Use of Proceeds........................   16
Dividend Policy........................   16
Capitalization.........................   17
Dilution...............................   18
Selected Financial Data................   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   20
Business...............................   26
Management.............................   45
Certain Transactions...................   53
Principal Stockholders.................   54
Description of Capital Stock...........   56
Shares Eligible for Future Sale........   58
Underwriting...........................   60
Legal Matters..........................   61
Experts................................   61
Additional Information.................   61
Index to Financial Statements..........  F-1

                         ------------------------------
  UNTIL                , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS

                         ------------------------------

                                COWEN & COMPANY

                               ALEX. BROWN & SONS
                                  INCORPORATED

                                            , 1997

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the Nasdaq listing fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee.

    SEC registration fee......................................................  $  9,061
    NASD filing fee...........................................................     3,490
    Nasdaq listing fee........................................................    47,963
    NASD expenses.............................................................     2,000
    Accounting fees and expenses..............................................   150,000
    Legal fees and expenses...................................................   250,000
    Printing and engraving expenses...........................................   150,000
    Registrar and Transfer Agent's fees.......................................    25,000
    Miscellaneous fees and expenses...........................................    62,486
                                                                                --------
              Total...........................................................  $700,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VII of the Registrant's Restated Certificate of Incorporation (Exhibit 3.(i)3 hereto) and Article V of the Registrant's Bylaws (Exhibit 3.(ii)2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant intends to enter into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

     The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since December 31, 1993, the Registrant has sold and issued the following unregistered securities:

          (a) On various dates through December 31, 1996, the Registrant issued 225,868 shares of its Common Stock to 63 non-officer employees pursuant to the exercise of options granted under its 1989 Stock Plan between June 1990 and April 1996. The exercise prices per share ranged from $0.24 to $3.25, for an aggregate consideration of $132,487. The Registrant relied on the exemption provided by Rule 701 under the Act.

          (b) On various dates through December 31, 1996, the Registrant issued 95,338 shares of its Common Stock to 5 officers pursuant to the exercise of options granted under its 1989 Stock Plan between August 1990 and March 1993. The exercise prices per share ranged from $0.24 to $1.00, for an aggregate consideration of $44,138. The Registrant relied on the exemption provided by Rule 701 under the Act.

          (c) In September 1995, the Company issued a $1,000,000 convertible debenture to Sandoz Pharma Ltd. (currently known as Novartis Pharma Inc.) relying on the exemption provided by Section 4(2) under the Act.

     The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates and debenture issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS


EXHIBIT
 NUMBER                                 DESCRIPTION OF DOCUMENT
--------   ----------------------------------------------------------------------------------
 1.1*      Form of Underwriting Agreement.
 3.(i)1*   Restated Certificate of Incorporation as filed with the Delaware Secretary of
           State on November 25, 1992.
 3.(i)2    Certificate of Amendment of Restated Certificate of Incorporation as filed with the Delaware Secretary of State on February 5, 1997.
 3.(i)3*   Form of Restated Certificate of Incorporation, to be filed upon closing of the offering to which this Registration Statement relates.
 3.(ii)1*  Bylaws of the Registrant, as amended.
 3.(ii)2*  Proposed Amended and Restated Bylaws of the Registrant.
 4.1*      Form of Common Stock Certificate.
 5.1*      Legal opinion of Pillsbury Madison & Sutro LLP.
10.1*      Amended and Restated 1989 Stock Plan of Biosite Diagnostics Incorporated.
10.2*      1996 Stock Incentive Plan of Biosite Diagnostics Incorporated ("1996 Stock Plan").
10.3*      Form of Incentive Stock Option Agreement under the 1996 Stock Plan.
10.4*      Form of Nonstatutory Stock Option Agreement under the 1996 Stock Plan.
10.5*      Biosite Diagnostics Incorporated Employee Stock Purchase Plan.
10.6*      Form of Indemnity Agreement between the Registrant and its officers and directors.
10.7*      Sublease Agreement between the Registrant and General Atomics, dated February 17,
           1992, as amended on August 10, 1992, January 21, 1993, October 29, 1993, March 1,
           1995 and October 1, 1996.
10.8(+)    Antibody License Agreement between the Registrant and Sandoz Pharma Ltd.
           (currently known as Novartis Pharma Inc.), dated September 22, 1995, as amended on
           July 26, 1996.
10.9(+)    Easy Assay License Agreement between the Registrant and Sandoz Pharma Ltd.
           (currently known as Novartis Pharma Inc.), dated September 22, 1995.
10.10(+)   Distribution Agreement between the Registrant and Curtin Matheson Scientific,
           Inc., dated November 11, 1991, as amended on March 7, 1994, March 12, 1996 and
           August 9, 1996.
10.11(+)   Development, Supply and Distribution Agreement between the Registrant and Kyoto
           Dai-Ichi Kagaku Co., Ltd., dated as of February 14, 1995.
10.12(+)   Development and Supply Agreement between the Registrant and LRE Relais +
           Elektronik GmbH -- Medical Technology, dated September 23, 1994.
10.13(+)   Distributorship Agreement between the Registrant and E. Merck KGaA, dated July 27,
           1992, as amended on November 10, 1993, January 13, 1994 and December 11, 1995.
10.14(+)   Collaborative Development Agreement between the Registrant and Merck KGaA, dated as of June 28, 1994.
10.15(+)   Supply and Distribution Agreement between the Registrant and E. Merck KGaA, dated as of June 28, 1994.
10.16(+)   Research and Development Agreement between the Registrant and Ixsys, Inc., dated
           July 1, 1992.
10.17*     Stock Purchase Agreement dated as of October 30, 1991 between the Registrant and certain purchasers of Series D Preferred Stock.

EXHIBIT
 NUMBER                                 DESCRIPTION OF DOCUMENT
--------   ----------------------------------------------------------------------------------
10.18*     Stock Purchase Agreement dated as of November 25, 1992 between the Registrant and
           Merck KGaA concerning Series E Preferred Stock.
10.19      Debenture Purchase Agreement between the Registrant and Sandoz Pharma Ltd.
           (currently known as Novartis Pharma Inc.), dated as of September 22, 1995.
10.20(+)   Settlement and License Agreement & Agreement of Dismissal with Prejudice, dated as of September 6, 1996, by and between the Registrant and Abbott Laboratories.
10.21*     Lease Agreement between the Registrant and TCEP II Properties Limited Partnership
           dated July 26, 1996.
10.22*     Lease Agreement between the Registrant and Sorrento West Limited dated September
           21, 1994.
11.1*      Statement of computation of earnings per share.
23.1       Consent of Ernst & Young LLP, independent auditors.
23.2*      Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).
24.1*      Power of Attorney.
27.1*      Financial Data Schedule.


---------------
  * Previously filed.


(+) Confidential treatment requested for certain portions of these exhibits.


     (B) FINANCIAL STATEMENT SCHEDULES

     Schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 7th day of February, 1997.


                                          BIOSITE DIAGNOSTICS INCORPORATED

                                          By    /s/  KIM D. BLICKENSTAFF
                                            ------------------------------------
                                                    Kim D. Blickenstaff
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                   NAME                                  TITLE                      DATE
------------------------------------------  --------------------------------  -----------------

           /s/  KIM D. BLICKENSTAFF         President, Chief Executive         February 7, 1997
                                            Officer (Principal Executive
------------------------------------------  Officer) and Director
           Kim D. Blickenstaff

          /s/  CHRISTOPHER J. TWOMEY        Vice President and Chief           February 7, 1997
------------------------------------------  Financial Officer (Principal
          Christopher J. Twomey             Financial Officer and Accounting
                                            Officer)

                        *                   Chairman of the Board              February 7, 1997
------------------------------------------
           Timothy J. Wollaeger

       /s/ GUNARS E. VALKIRS, PH.D.         Director                           February 7, 1997
------------------------------------------
         Gunars E. Valkirs, Ph.D.

                        *                   Director                           February 7, 1997
------------------------------------------
          Thomas H. Adams, Ph.D.

                        *                   Director                           February 7, 1997
------------------------------------------
          Howard E. Greene, Jr.

                        *                   Director                           February 7, 1997
------------------------------------------
           Frederick J. Dotzler

                        *                   Director                           February 7, 1997
------------------------------------------
             Stephen K. Reidy

                        *                   Director                           February 7, 1997
------------------------------------------
           Jesse I. Treu, Ph.D.

     *By     /s/  KIM D. BLICKENSTAFF
        ----------------------------------
           Kim D. Blickenstaff
             Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
 NUMBER                             DESCRIPTION OF DOCUMENT                               PAGE
--------   ------------------------------------------------------------------------   ------------
 1.1*      Form of Underwriting Agreement.
 3.(i)1*   Restated Certificate of Incorporation as filed with the Delaware Secretary of State on November 25, 1992.
 3.(i)2    Certificate of Amendment of Restated Certificate of Incorporation as filed with the Delaware Secretary of State on February 5, 1997.
 3.(i)3*   Form of Restated Certificate of Incorporation, to be filed upon closing of the offering to which this Registration Statement relates.
 3.(ii)1*  Bylaws of the Registrant, as amended.
 3.(ii)2*  Proposed Amended and Restated Bylaws of the Registrant.
 4.1*      Form of Common Stock Certificate.
 5.1*      Legal opinion of Pillsbury Madison & Sutro LLP.
10.1*      Amended and Restated 1989 Stock Plan of Biosite Diagnostics Incorporated.
10.2*      1996 Stock Incentive Plan of Biosite Diagnostics Incorporated ("1996 Stock
           Plan").
10.3*      Form of Incentive Stock Option Agreement under the 1996 Stock Plan.
10.4*      Form of Nonstatutory Stock Option Agreement under the 1996 Stock Plan.
10.5*      Biosite Diagnostics Incorporated Employee Stock Purchase Plan.
10.6*      Form of Indemnity Agreement between the Registrant and its officers and directors.
10.7*      Sublease Agreement between the Registrant and General Atomics, dated
           February 17, 1992 as amended on August 10, 1992, January 21, 1993, October
           29, 1993, March 1, 1995 and October 1, 1996.
10.8(+)    Antibody License Agreement between the Registrant and Sandoz Pharma Ltd.
           (currently known as Novartis Pharma Inc.), dated September 22, 1995, as amended on July 26, 1996.
10.9(+)    Easy Assay License Agreement between the Registrant and Sandoz Pharma Ltd.
           (currently known as Novartis Pharma Inc.), dated September 22, 1995.
10.10(+)   Distribution Agreement between the Registrant and Curtin Matheson
           Scientific, Inc., dated November 11, 1991, as amended on March 7, 1994,
           March 12, 1996 and August 9, 1996.
10.11(+)   Development, Supply and Distribution Agreement between the Registrant and
           Kyoto Dai-Ichi Kagaku Co., Ltd., dated as of February 14, 1995.
10.12(+)   Development and Supply Agreement between the Registrant and LRE Relais +
           Elektronik GmbH -- Medical Technology, dated September 23, 1994.
10.13(+)   Distributorship Agreement between the Registrant and E. Merck KGaA, dated
           July 27, 1992, as amended on November 10, 1993, January 13, 1994 and
           December 11, 1995.
10.14(+)   Collaborative Development Agreement between the Registrant and E. Merck
           KGaA, dated as of June 28, 1994.
10.15(+)   Supply and Distribution Agreement between the Registrant and E. Merck
           KGaA, dated as of June 28, 1994.
10.16(+)   Research and Development Agreement between the Registrant and Ixsys, Inc., dated July 1, 1992.
10.17*     Stock Purchase Agreement dated as of October 30, 1991 between the
           Registrant and certain purchasers of Series D Preferred Stock.

                                                                                          SEQUENTIALLY
EXHIBIT                                                                                     NUMBERED
 NUMBER                             DESCRIPTION OF DOCUMENT                                   PAGE
--------   --------------------------------------------------------------------------     ------------
10.18*     Stock Purchase Agreement dated as of November 25, 1992 between the
           Registrant and Merck KGaA concerning Series E Preferred Stock.
10.19      Debenture Purchase Agreement between the Registrant and Sandoz Pharma Ltd.
           (currently known as Novartis Pharma Inc.), dated as of September 22, 1995.
10.20(+)   Settlement and License Agreement & Agreement of Dismissal with Prejudice, dated as of September 6, 1996, by and between the Registrant and Abbott
           Laboratories.
10.21*     Lease Agreement between the Registrant and TCEP II Properties Limited
           Partnership dated July 26, 1996.
10.22*     Lease Agreement between the Registrant and Sorrento West Limited dated
           September 21, 1994.
11.1*      Statement of computation of earnings per share.
23.1       Consent of Ernst & Young LLP, independent auditors.
23.2*      Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).
24.1*      Power of Attorney.
27.1*      Financial Data Schedule.


---------------
  * Previously filed.


(+) Confidential treatment requested for certain portions of these exhibits.